

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

3 October 2006



The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin



Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 September 2006 till 29 September 2006, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs

10/17



List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Interest in CapitaCommercial Trust and CapitaMall Trust"	1 Sep 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Appointment of Company Secretary"	1 Sep 2006	SGX-ST Listing Manual
Announcements by CapitaMall Trust Management Limited – "(1) Results of the Equity Fund Raising; and (2) Issue of 174,348,000 new units in CapitaMall Trust, completion of the acquisition of Raffles City and use of proceeds of the Equity Fund Raising"	1 Sep 2006	For Public Relations Purposes
Announcements by CapitaCommercial Trust Management Limited – "(1) Results of the Equity Fund Raising; and (2) Issue of 478,968,977 new units in CapitaCommercial Trust, completion of the acquisition of Raffles City and use of proceeds of the Equity Fund Raising"	1 Sep 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Completion of sale of Raffles City"	1 Sep 2006	For Public Relations Purposes
News release by CapitaLand Limited – "ARC-CapitaLand Residences Japan to acquire three new residential properties from SAMTY Co."	4 Sep 2006	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited - "(1) Acquisition of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd. and assignment of receivables; and (2) Ascott Residence Trust makes a second acquisition, a property in Japan"	4 Sep 2006	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited - "(1) Sale of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd. and assignment of receivables; and (2) Ascott divests Somerset Roppongi Tokyo to Ascott Residence Trust for S$21 million"	4 Sep 2006	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand signs MOU for second residential project in Ho Chi Minh City"	5 Sep 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Payment of acquisition fee by way of issue of units in CapitaCommercial Trust"	5 Sep 2006	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Payment of acquisition fee by way of issue of units in CapitaMall Trust"	5 Sep 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Statement"	7 Sep 2006	SGX-ST Listing Manual



Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Striking-off of dormant indirect wholly-owned subsidiary, Jade Capital Limited"	8 Sep 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Presentation slides – Focus, Balance and Scale"	11 Sep 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Acquisition of additional 8.8% equity interest in Hua Qing Holdings Pte Ltd"	12 Sep 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Baltimore Pte. Ltd."	12 Sep 2006	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Presentation Slides – The Singapore Retail Landscape and CMT's Growth Strategies"	13 Sep 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - "Interest payment relating to Floating Note Rates Series P1-S-0002L issued under CapitaLand Treasury Limited's S$3 Billion Multicurrency Medium Term Note Programme"	15 Sep 2006	SGX-ST Listing Manual
Announcement by Ascott Residence Trust Management Limited - "Payment of management fees by way of issue of units in Ascott Residence Trust"	15 Sep 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Commercial Development (M) Pte. Ltd."	18 Sep 2006	SGX-ST Listing Manual
Announcement by Ascott Residence Trust Management Limited - "Proposed placement of 44,000,000 new units in Ascott Residence Trust at an issue price of between S$1.08 and S$1.16 per new unit"	19 Sep 2006	For Public Relations Purposes
Announcement by The Ascott Group Limited - "Proposed placement of new units in Ascott Residence Trust - Irrevocable Undertaking"	19 Sep 2006	For Public Relations Purposes
Announcement by Australand - "Australand Announces Sale of Residential Property Management Portfolio"	19 Sep 2006	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited - "(1) Proposed placement of 44,000,000 new units in Ascott Residence Trust at an issue price of S$1.10 per new unit; and (2) Ascott Residence Trust's placement of new units 1.5 times subscribed"	20 Sep 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Divestment of stake in Premier Health Corporation (M) Sdn Bhd"	21 Sep 2006	SGX-ST Listing Manual
Announcement by Ascott Residence Trust Management Limited – "Proposed placement of 44,000,000 new units in Ascott Residence Trust at an issue price of S$1.10 per new unit"	21 Sep 2006	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by Raffles Holdings Limited - "(1) Capital reduction, capital distribution and special dividend; (2) Notice of books closure; and (3) Expected date for payment"	22 Sep 2006	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Establishment of indirect subsidiary, CapitaLand Vista Joint Venture Company Ltd"	25 Sep 2006	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited – Presentation slides "Focus, Balance & Scale" to be presented to investors on 25 September 2006 at 11th Annual JP Morgan Asia Pacific Equities Conference 2006 in New York"	25 Sep 2006	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited - "Issue of 44,000,000 new units in Ascott Residence Trust at an issue price of S$1.10 per new unit"	25 Sep 2006	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand acquires Silver Tower, a freehold site in the prime Orchard Road district"	28 Sep 2006	For Public Relations Purposes
News Release by The Ascott Group Limited - "The Ascott Group boosts Singapore presence with two Citadines and a luxurious 'All Suites' Ascott"	28 Sep 2006	For Public Relations Purposes
News release by CapitaLand Limited - "CapitaRetail Japan Fund acquires fifth mall in Hokkaido, Japan for over JPY 4 billion (S$56 million)"	29 Sep 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Capital reduction by subsidiary, Loft Condominium Pte Ltd"	29 Sep 2006	SGX-ST Listing Manual



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST IN CAPITACOMMERCIAL TRUST AND CAPITAMALL TRUST

Interest in CapitaCommercial Trust

CapitaLand Limited ("CapitaLand") wishes to announce that it has through its indirect wholly-owned subsidiaries, SBR Private Limited ("SBR") and E-Pavilion Pte. Ltd. ("E-Pavilion"), subscribed for an aggregate of 77,522,945 new units in CapitaCommercial Trust ("CCT" and the new units in CCT, the "New CCT Units") and amounting to an aggregate consideration of S$129.7 million. Out of these New CCT Units, 16,782,660 New CCT Units and 16,740,285 New CCT Units are subscribed by SBR and E-Pavilion respectively through the acceptance of their provisional allocation of New CCT Units at an issue price of S$1.665 per New CCT Unit under the preferential offering tranche of an equity fund raising exercise (the "CCT Equity Fund Raising") carried out by CCT for the purpose of part financing the acquisition of an interest of 60.0% in Raffles City.

The remaining 44,000,000 New CCT Units are subscribed by SBR at an issue price of S$1.68 per New CCT Unit under the private placement tranche of the CCT Equity Fund Raising (the "Private Placement") pursuant to an undertaking (the "CCID Undertaking") given by CapitaLand Commercial and Integrated Development Limited ("CCID"), a wholly-owned subsidiary of CapitaLand, in connection with the CCT Equity Fund Raising.

Pursuant to the terms of the CCID Undertaking, CCID is obliged to subscribe, and/or procure its subsidiaries to subscribe, for between 179,014,412 and 186,797,695 New CCT Units. Depending on the demand level for New CCT Units by other investors under the CCT Equity Fund Raising, the unitholdings of CapitaLand and its subsidiaries in CCT may, in percentage terms, be increased or diluted.

Due to strong demand for New CCT Units under the CCT Equity Fund Raising, CCID has subscribed for only an aggregate of 77,522,945 New CCT Units under the CCT Equity Fund Raising through its indirect wholly-owned subsidiaries, SBR and E-Pavilion so as to satisfy excess demand, help increase the free float of the units of CCT (the "CCT Units") and thereby improve the trading liquidity of CCT Units.

As a result, CapitaLand's interest in the CCT Units will be reduced from approximately 37.4% of the total issued and outstanding CCT Units (comprising 896,270,700 CCT Units) immediately prior to the CCT Equity Fund Raising to 30.0% of the total issued and outstanding CCT Units (comprising 1,375,239,677 CCT Units) immediately after the completion of the CCT Equity Fund Raising.

Interest in CapitaMall Trust

CapitaLand also wishes to announce that it has, through its indirect wholly-owned subsidiary, Pyramex Investments Pte Ltd ("Pyramex"), subscribed for an aggregate of 16,038,000 new units in CapitaMall Trust ("CMT" and the new units in CMT, the "New CMT Units") at an issue price of S$2.30 per New CMT Unit (the "CMT Issue Price") and amounting to an aggregate consideration of S$36.9 million.

The subscription is made pursuant to an undertaking (the "CRTL Undertaking") given by CapitaLand Retail Limited ("CRTL"), a wholly-owned subsidiary of CapitaLand, in connection with an equity fund raising exercise (the "CMT Equity Fund Raising") carried out by CMT for the purpose of part financing the acquisition of an interest of 40.0% in Raffles City. Pursuant to the terms of the CRTL Undertaking, CRTL is obliged to subscribe, and/or procure its subsidiaries to subscribe, for 59,278,994 New CMT Units less the number of New CMT Units which are subscribed by retail investors under "Automated Teller Machine" offering tranche of the CMT Equity Fund Raising (the "ATM Offering").

Due to strong interest from retail investors, the size of the ATM Offering was increased from the initial 8,696,000 New CMT Units to the maximum of 13,044,000 New CMT Units, out of which valid applications for 12,980,000 New CMT Units were received. CRTL was therefore obliged under the CRTL Undertaking to subscribe, and/or procure its subsidiaries to subscribe, for 46,298,994 New CMT Units at the CMT Issue Price.

Due to strong demand for New CMT Units under the private placement tranche of the CMT Equity Fund Raising (the "CMT Private Placement"), CRTL has subscribed for only 16,038,000 New CMT Units under the CMT Private Placement through its wholly-owned subsidiary, Pyramex so as to satisfy excess demand under the CMT Private Placement. CRTL believes that this will help to increase the free float of units in CMT (the "CMT Units") and thereby improve the trading liquidity of the CMT Units.

As a result, CapitaLand's interest in the CMT Units will be reduced from approximately 34.0% of the total issued and outstanding CMT Units (comprising 1,382,460,305 CMT Units) immediately prior to the CMT Equity Fund Raising to 31.2% of the total issued and outstanding CMT Units (comprising 1,556,808,305 CMT Units) immediately after the completion of the CMT Equity Fund Raising.

Financial Impact

On completion of the CCT Equity Fund Raising and the CMT Equity Fund Raising on 1 September 2006, CapitaLand will recognise an aggregate dilution gain of approximately S$19.9 million.

Based on the audited consolidated financial statements of CapitaLand for the financial year ended 31 December 2005:

(i) assuming that the CCT Equity Fund Raising and the CMT Equity Fund Raising were completed on 1 January 2005, the financial impact on CapitaLand's earnings per share is not significant; and

(ii) assuming that the CCT Equity Fund Raising and the CMT Equity Fund Raising were completed on 31 December 2005, the financial impact on CapitaLand's net tangible assets per share is not significant.

Interest of Directors and Controlling Shareholder

Temasek Holdings (Private) Limited ("Temasek") is the controlling shareholder of CapitaLand which is a controlling unitholder of both CCT and CMT. Temasek holds an aggregate direct and indirect interest in 358,949,055 CCT Units and 511,857,327 CMT Units.

Certain directors of CapitaLand collectively hold an aggregate direct and indirect interest in 492,000 CCT Units and 847,900 CMT Units. Certain directors of CapitaCommercial Trust Management Limited ("CCTML"), the manager of CCT (the "CCT Manager") (including those of the aforesaid directors of CapitaLand who are also directors of the CCT Manager) collectively hold an aggregate direct and indirect interest in 330,000 CCT Units. Certain directors of CapitaMall Trust Management Limited ("CMTML"), the manager of CMT (the "CMT Manager") (including those of the aforesaid directors of CapitaLand who are also directors of the CMT Manager) collectively hold an aggregate direct and indirect interest in 1,344,000 CMT Units.

Mr Richard Edward Hale and Mr Liew Mun Leong are directors of both CapitaLand and CCTML.

Mr Hsuan Owyang and Mr Liew Mun Leong are directors of both CapitaLand and CMTML.

Save as disclosed above, none of the directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the aforesaid transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
1 September 2006


RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

APPOINTMENT OF COMPANY SECRETARY

CapitaLand Limited wishes to announce the appointment of Mr Low Sai Choy as Company Secretary with effect from 1 September 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
1 September 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Sep-2006 13:40:17
Announcement No.	00033

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "(1) Results of the Equity Fund Raising; and (2) Issue of 174,348,000 new units in CapitaMall Trust, completion of the acquisition of Raffles City and use of proceeds of the Equity Fund Raising"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	CMT.Close.of.EFR.010906.pdf CMT.Final.Issue.of.NewUnits.and.Completion.of.Acquisition.010906.pdf Total size = **186K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

OFFER AND PLACEMENT OF 174,348,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") AT AN ISSUE PRICE OF S$2.30 PER NEW UNIT SO AS TO RAISE AGGREGATE GROSS PROCEEDS OF S$401.0 MILLION BY WAY OF:

(I) AN OFFERING (THE "ATM OFFERING") OF 8,696,000 NEW UNITS TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS, SUBJECT TO AN INCREASE OF UP TO AN ADDITIONAL 4,348,000 NEW UNITS WITH A CORRESPONDING DECREASE IN THE NUMBER OF NEW UNITS UNDER THE PRIVATE PLACEMENT (AS DEFINED HEREIN) WHICH ARE SUBJECT TO THE CRTL UNDERTAKING (AS DEFINED IN THE CMT CIRCULAR DATED 29 AUGUST 2006 (THE "CIRCULAR")); AND

(II) A PLACEMENT OF 161,304,000 NEW UNITS TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"),

(THE "EQUITY FUND RAISING").

Results of the ATM Offering

Due to strong interest from retail investors, the size of the ATM Offering was increased from 8,696,000 New Units to 13,044,000 New Units.

The initial 8,696,000 New Units under the ATM Offering representing gross proceeds of S$20.0 million had been fully taken up within 4 minutes of the opening of the ATM Offering at 12.00 p.m. on 30 August 2006. The subsequent 4,348,000 New Units under the ATM Offering representing additional gross proceeds of S$10.0 million had been fully taken up within 45 minutes of the opening of the ATM Offering.

Of the 13,044,000 New Units available under the ATM Offering, valid applications for 12,980,000 New Units were received. The remaining 64,000 New Units, in respect of which invalid applications were received, have been subscribed for by Pyramex Investments Pte Ltd, a subsidiary of CapitaLand Retail Limited.

Results of the Private Placement

The Manager had, on 29 August 2006, announced that (a) due to oversubscription by institutional and other investors, DBS Bank Ltd and UBS AG, acting through its business group, UBS Investment Bank (together, the "**Joint Lead Managers**"), in consultation with CapitaMall Trust

Management Limited, as manager of CMT (the "**Manager**"), had decided to close the book of orders for the Private Placement at 6.00 p.m. on 29 August 2006, the same day on which the Equity Fund Raising was launched and (b) assuming that 165,652,000 New Units were available for subscription under the Private Placement, the indications of interest received by the Manager for the New Units at the issue price of S$2.30 per New Unit under the Private Placement was approximately 2.6 times the number of New Units available for subscription under the Private Placement.

With the increase in the size of the ATM Offering, the number of New Units under the Private Placement which are subject to the CRTL Undertaking was decreased by 4,348,000 New Units and the total number of New Units under the Private Placement was reduced to 161,304,000 New Units.

Disclosures pursuant to Waivers of Rule 812(1) of the Listing Manual

Certain Substantial Unitholders[1]

The Manager has obtained a waiver from Singapore Exchange Securities Trading Limited (the "**SGX-ST**") from the requirements under Rule 812(1) of the Listing Manual of the SGX-ST (the "**Listing Manual**") to permit the placement of New Units under the Private Placement to each of The Capital Group Companies, Inc. (the "**Capital Group**") and the Fairprice Group[2], being Substantial Unitholders, to enable the Capital Group and the Fairprice Group to maintain their respective pre-placement unitholdings, in percentage terms, in CMT. This waiver is subject to the following conditions, which have been met.

Conditions	Fulfilment of Conditions
The Manager's certification that it is independent of the Capital Group and the Fairprice Group.	The Manager has certified that it is independent of the Capital Group and the Fairprice Group.
Disclosure via SGXNET of the rationale for the placement of New Units to the Capital Group and the Fairprice Group under the Private Placement.	The rationale for allowing the placement of New Units to the Capital Group and the Fairprice Group is that Substantial Unitholders should not be treated differently from any other Unitholder and should be given the same opportunities to apply for such Units under an equity fund raising exercise as are required to maintain their respective pre-placement unitholdings, in percentage terms, in CMT.

1 A "**Substantial Unitholder**" is a holder of Units ("**Unitholder**") with an interest in such number of units in CMT ("**Units**") as to constitute not less than 5.0% of all Units in issue.

2 The interest of NTUC Fairprice Co-operative Limited ("**Fairprice**") in the Units comprises a direct interest in 71,070,000 Units and a deemed interest in 25,330,000 Units held by a wholly owned subsidiary, Alphaplus Investments Pte. Ltd. ("**AIPL**" and together with Fairprice, shall be known as the "**Fairprice Group**").

Conditions	Fulfilment of Conditions
The Capital Group and the Fairprice Group being allotted no more than the number of New Units necessary to maintain their respective pre-placement unitholdings, in percentage terms, in CMT.	8,450,000 New Units and 10,000,000 New Units have been placed to The Capital Group and the Fairprice Group respectively under the Private Placement. The Capital Group and the Fairprice Group have not been allotted more than the number of New Units necessary to maintain their respective pre-placement unitholdings, in percentage terms, in CMT.

Non-CapitaLand TLCs

The Manager has also obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual in relation to the allotment of New Units to companies within the Temasek group of companies ("**Non-CapitaLand TLCs**"), including companies in which Temasek Holdings (Private) Limited ("**Temasek**") has an aggregate interest of at least 10.0% but excluding Temasek, CapitaLand Limited ("**CapitaLand**") and the subsidiaries and associated companies of CapitaLand (including the real estate investment trusts or other funds managed by the subsidiaries and associated companies of CapitaLand) under the Private Placement. The waiver is subject to the following conditions, which have been met.

Conditions	Fulfilment of Conditions
The Manager's certification that it is independent of the Non-CapitaLand TLCs.	The Manager has certified that it is independent of the Non-CapitaLand TLCs.
Disclosure via SGXNET of the rationale for the placement of New Units to the Non-CapitaLand TLCs under the Private Placement.	This waiver was obtained on the basis that the charter of Temasek provides that while it will provide strategic directions to the companies in which it has an interest, it does not involve itself in the day-to-day operational and commercial decisions of such companies, and that some of the Non-CapitaLand TLCs are listed companies and would therefore have to consider the interest of all its shareholders, not only that of its major shareholders.

Pursuant to this waiver, 1,100,000 New Units have been placed to DBS Asset Management Limited, a non-CapitaLand TLC, under the Private Placement.

The CapitaLand Group

The Manager has also obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual to permit the placement of New Units under the Private Placement to CapitaLand and its subsidiaries (the "**CapitaLand Group**") to enable it to maintain its pre-placement unitholding, in percentage terms, in CMT, in the manner described in the Circular, including the New Units to be subscribed for by CapitaLand Retail Limited ("**CRTL**") (being a wholly owned subsidiary of CapitaLand) and/or its subsidiaries pursuant to an undertaking given by CRTL to the Manager, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT, and the Joint Lead Managers, details of which are set out in the Circular. This waiver is subject to the following conditions, which have been met.

Conditions	Fulfilment of Conditions
Independent Unitholders' approval being obtained for the allotment of New Units to the CapitaLand Group under the Private Placement.	Such approval was obtained at the extraordinary general meeting of Unitholders (the "**EGM**") held on 13 July 2006.
Disclosure via SGXNET of the rationale for the placement of New Units to the CapitaLand Group under the Private Placement.	The Manager is of the view that the size of the CapitaLand Group's unitholding provides a degree of stability to CMT as an investment vehicle. Allowing New Units to be placed to the CapitaLand Group would help to maintain such stability, which ultimately is of benefit to all Unitholders. The Manager is also of the view that the CapitaLand Group should not be treated differently from any other Unitholders, and should be given the opportunity to apply for additional New Units under the Private Placement, since other Unitholders may also apply for additional New Units under the Private Placement. Further, the ability for the Joint Lead Managers to place New Units to the CapitaLand Group under the Private Placement would enhance investors' confidence in CMT, and provide a higher degree of certainty for the successful completion of the Equity Fund Raising.
The CapitaLand Group being allotted no more than the number of New Units necessary to maintain its pre-placement unitholding, in percentage terms, in CMT.	16,038,000 New Units have been placed to the CapitaLand Group under the Private Placement. The CapitaLand Group has not been allotted more than the number of New Units necessary to maintain its pre-placement unitholding, in percentage terms, in CMT.

Pursuant to the terms of the CRTL Undertaking, CRTL is obliged to subscribe, and/or procure its subsidiaries to subscribe, for 59,278,994 New Units less the number of New Units which are subscribed by retail investors under the ATM Offering. As mentioned above, valid applications for 12,980,000 New Units were received under the ATM Offering. CRTL was therefore obliged under the CRTL Undertaking to subscribe, and/or procure its subsidiaries to subscribe, for 46,298,994 New Units at the issue price of S$2.30.

Due to strong demand for New Units under the Private Placement, under the terms of the CRTL Undertaking, CRTL is entitled to subscribe, and/or procure its subsidiaries to subscribe, for a lesser number of New Units under the Private Placement so as to satisfy the excess demand under the Private Placement. CRTL has elected to subscribe for only 16,038,000 New Units through Pyramex Investments Pte Ltd. CRTL believes that this will help to increase the free float of Units and thereby improve the trading liquidity of Units.

As a result, CapitaLand's interest in Units will be diluted from approximately 34.0% of the total issued and outstanding Units (comprising 470,041,849 Units) immediately prior to the Equity Fund Raising to 31.2% of the total issued and outstanding Units (comprising 1,556,808,305 Units) immediately after the completion of the Equity Fund Raising.

The Directors and their immediate family members

In addition, the Manager has obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual to permit the placement of New Units under the Private Placement to the directors of the Manager (the "**Directors**") and their immediate family members who hold Units to enable them to maintain their respective pre-placement unitholdings, in percentage terms, in CMT. This waiver is subject to the following conditions, which have been met. Further to this waiver, Mr Kee Teck Koon has been allotted 30,000 New Units under the ATM Offering.

Conditions	Fulfilment of Conditions
Independent Unitholders' approval being obtained for the allotment of New Units to the Directors and their immediate family members under the Private Placement.	Such approval was obtained at the EGM held on 13 July 2006.
Disclosure via SGXNET of the rationale for the placement of New Units to the Directors and their immediate family members.	The Manager is of the view that a Director and his immediate family members should not be treated differently from any other Unitholder, and should be given the same opportunity to apply for additional New Units under the Private Placement, since other Unitholders may also apply for additional New Units under the Private Placement.
The Directors and their immediate family members being allotted no more than the number of New Units necessary to maintain their respective pre-placement unitholdings, in percentage terms, in CMT.	No New Units have been placed under the Private Placement. Separately, 30,000 New Units have been allotted to a Director under the ATM Offering.

Listing of the New Units and Temporary Stock Counter

The New Units are expected to commence trading on the Main Board of the SGX-ST at 2.00 p.m. on 1 September 2006.

As the New Units will not be entitled to participate in CMT's distributable income for the period from 1 July 2006 to the day immediately prior to the date of issue of the New Units (the "**Issue Date**"), it is necessary for such New Units to trade under a temporary stock counter, CapitaMall A, separate from the existing CMT stock counter for the 1,382,460,305 Units in issue as at 22 August 2006 (the "**Existing Units**"), for the period commencing from the Issue Date to the last day of "cum-distribution" trading for both the New Units and the Existing Units, in respect of the distribution period from 1 July 2006 to 30 September 2006 (or such other period as may be determined by the Manager). After the last day of "cum-distribution" trading, both the New Units trading on the temporary stock counter and the Existing Units will be aggregated and traded under the existing CMT stock counter on the Main Board of the SGX-ST on the next market day, i.e. the first day of "ex-distribution" trading for both the New Units and the Existing Units.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
1 September 2006

Important Notice

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

The Circular is available on the website of CMT at <www.capitamall.com>. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Circular. Words and expressions not defined in this Announcement have the same meaning as defined in the Circular unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT. Investors should read the whole of the Circular before deciding to accept or purchase the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other

material relating to CMT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

Nothing in this Announcement constitutes an offer of securities for sale in the United States. Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**Securities Act**")). The New Units have not been and will not be registered under the Securities Act and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, DBS Bank Ltd and UBS AG, acting through its business group, UBS Investment Bank to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CMT.



(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ISSUE OF 174,348,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT"), COMPLETION OF THE ACQUISITION OF RAFFLES CITY AND USE OF PROCEEDS OF THE EQUITY FUND RAISING

Issue of 174,348,000 New Units

Further to its announcement dated 29 August 2006 in relation to the launch of the offer and placement of New Units (the "**Equity Fund Raising**"), CapitaMall Trust Management Limited, as manager of CMT (the "**Manager**"), wishes to announce that it has today issued an aggregate of 174,348,000 New Units. With this issue of 174,348,000 New Units, the total number of units in CMT ("**Units**") in issue is 1,556,808,305.

These New Units will commence trading on the Main Board of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") at 2.00 p.m. today.

Status of the New Units

The New Units will not be entitled to participate in the distribution of any distributable income accrued by CMT prior to the date of issue of the New Units (the "**Issue Date**"). The New Units will only be entitled to participate in the distributable income of CMT for the period from the date of their issue to 30 September 2006, whereas the 1,382,460,305 Units in issue as at 22 August 2006 (the "**Existing Units**") are entitled to participate in the distributable income of CMT in respect of the entire current distribution period (from 1 July 2006 to 30 September 2006).

From the next distribution period (1 October 2006 to 31 December 2006) onwards, the New Units will rank *pari passu* in all respects with the Existing Units, including the right to any distribution which may be paid for that distribution period as well as all distributions thereafter.

Temporary Stock Counter for the New Units

As the New Units will not be entitled to participate in the distributable income of CMT for the period from 1 July 2006 to the day immediately prior to the Issue Date, it is necessary for such New Units to trade under a temporary stock counter, CapitaMall A, separate from the existing CMT stock counter for the Existing Units, for the period commencing from the Issue Date to the last day of "cum-distribution" trading for both the New Units and the Existing Units, in respect of the distribution period from 1 July 2006 to 30 September 2006. After the last day of "cum-

distribution" trading, both the New Units trading on the temporary stock counter and the Existing Units will be aggregated and traded under the existing CMT stock counter on the Main Board of the SGX-ST on the next market day, *i.e.* the first day of "ex-distribution" trading for both the New Units and the Existing Units.

Completion of Acquisition of Raffles City and Use of Proceeds of the Equity Fund Raising

Further to:

(i) its announcement dated 19 March 2006 in relation to the acquisition of Raffles City (as defined in the offer information statement and wrap around document of CMT dated 29 August 2006 (together, the "**Circular**") lodged with the Monetary Authority of Singapore), and

(ii) its announcement dated 18 July 2006 in relation to:

 (a) the constitution of the RCS Trust, being the unlisted special purpose sub-trust (the "**RCS Trust**") which is 40.0% owned by CMT and 60.0% owned by CapitaCommercial Trust;

 (b) entry into the Joint Venture Agreement (as defined in the circular to holders of Units ("**Unitholders**") dated 26 June 2006 ("**Unitholders' Circular**")), and

 (c) entry into the Sale and Purchase Agreement (as defined in the Unitholders' Circular) for the acquisition of Raffles City,

the Manager is pleased to announce the completion of the acquisition of Raffles City from Tincel Properties (Private) Limited ("**TPPL**") by the RCS Trust.

The total acquisition cost of Raffles City is S$2,194.2 million which includes the purchase consideration of S$2,166.0 million[1], the acquisition fee of S$21.7 million and related acquisition costs of S$6.5 million. Under the Joint Venture Agreement, CMT is obliged to bear 40.0% of such total acquisition cost (prorated in accordance to CMT's 40.0% interest), which amounts to S$877.7 million. The acquisition fee payable to the Manager and the manager of CapitaCommercial Trust will be in the form of Units, leaving a net funding requirement of S$869.0 million.

Out of the net proceeds of S$391.7 million from the Equity Fund Raising, S$390.1 million has been applied towards this amount of S$869.0 million. The balance of CMT's share of the total acquisition cost has been financed by borrowings incurred through the RCS Trust, under a secured term loan of S$866.0 million of which CMT's 40.0% share is S$346.4 million and additional borrowings incurred by the Manager of S$132.5 million. The balance of the net proceeds of S$1.6 million will be used for CMT's working capital purposes.

---

[1] The total purchase consideration of S$2,166.0 million includes an aggregate sum of S$41.0 million for the purpose of reimbursing TPPL, being the vendor of Raffles City, for costs paid and assuming the remaining costs for building capital expenditure as well as asset enhancement works relating to Raffles City. Out of this S$41.0 million, S$27.5 million has been paid to TPPL and the remaining S$13.5 million has been set aside for building capital expenditure as well as asset enhancement works relating to Raffles City.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
1 September 2006

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Sep-2006 13:42:34
Announcement No.	00034

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "(1) Results of the Equity Fund Raising; and (2) Issue of 478,968,977 new units in CapitaCommercial Trust, completion of the acquisition of Raffles City and use of proceeds of the Equity Fund Raising"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	CCT.Results.of.EFR.010906.pdf CCT.Issue.of.NewUnits.and.Completion.of.Acquisition.010906.pdf Total size = **66K** (2048K size limit recommended)

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CapitaCommercial
Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

OFFER AND PLACEMENT OF 478,968,977 NEW UNITS ("NEW UNITS") IN CAPITACOMMERCIAL TRUST ("CCT") BY WAY OF:

(I) A NON-RENOUNCABLE PREFERENTIAL OFFERING OF 89,500,008 NEW UNITS AT AN ISSUE PRICE OF S$1.665 PER NEW UNIT TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CCT CIRCULAR DATED 15 AUGUST 2006 (THE "CIRCULAR")) OF ONE NEW UNIT FOR EVERY 10 EXISTING UNITS IN CCT ("UNITS") HELD AS AT 5.00 P.M. ON 11 AUGUST 2006, FRACTIONS OF A UNIT TO BE DISREGARDED, SUBJECT TO THE ROUNDING MECHANISM AS DESCRIBED IN THE CIRCULAR (THE "PREFERENTIAL OFFERING");

(II) AN OFFERING OF 15,000,000 NEW UNITS AT AN ISSUE PRICE OF S$1.68 PER NEW UNIT (THE "ATM AND PLACEMENT ISSUE PRICE") TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PRIVATE PLACEMENT OF 366,068,000 NEW UNITS AT THE ATM AND PLACEMENT ISSUE PRICE TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"),

(THE "EQUITY FUND RAISING").

Results of the Preferential Offering

CapitaCommercial Trust Management Limited, as manager of CCT (the "**Manager**"), is pleased to announce that as at the close of the Preferential Offering on 25 August 2006, valid acceptances for 97,900,977 New Units were received under the Preferential Offering after taking the Rounding Mechanism into account.

Results of the ATM Offering

All 15,000,000 New Units under the ATM Offering had been fully taken up within 5 minutes of its opening at 12.00 p.m. on 17 August 2006.

Results of the Private Placement

The Manager had, on 16 August 2006, announced that (a) due to oversubscription by institutional and other investors, The Hongkong and Shanghai Banking Corporation Limited and UBS AG, acting through its business group, UBS Investment Bank (together, the "**Joint Lead Managers**"), in consultation with the Manager, had decided to close the book of orders for the Private Placement at 5.30 p.m. on 16 August 2006, one day after the launch of the Equity Fund Raising on 15 August 2006 and (b) assuming that 374,539,950 New Units were available for subscription under the Private Placement, the indications of interest received by the Manager for the New Units at S$1.68 per New Unit under the Private Placement was approximately 2.6 times the number of New Units available for subscription under the Private Placement. The Manager had allocated 366,068,000 New Units under the Private Placement at the close of the Equity Fund Raising.

Disclosures pursuant to Waivers of Rule 812 of the Listing Manual

The Capital Group

The Manager has obtained a waiver from Singapore Exchange Securities Trading Limited (the "**SGX-ST**") from the requirements under Rule 812(1) of the Listing Manual of the SGX-ST (the "**Listing Manual**") to permit the placement of New Units under the Private Placement to the Capital Group to enable the Capital Group to maintain its pre-placement unitholding, in percentage terms, in CCT. This waiver is subject to the following conditions, which have been met.

Conditions	Fulfilment of Conditions
The Manager's certification that it is independent of the Capital Group.	The Manager has certified that it is independent of the Capital Group.
Disclosure via SGXNET of the rationale for the placement of New Units to the Capital Group under the Private Placement.	The rationale for allowing the placement of New Units to the Capital Group is that Substantial Unitholders[1] should not be treated differently from any other Unitholder and should be given the same opportunities to apply for such Units under an equity fund raising exercise as are required to maintain its proportionate pre-placement unitholding, in percentage terms, in CCT.
The Capital Group being allotted no more than the number of New Units necessary to maintain its proportionate pre-placement unitholding, in percentage terms, in CCT.	14,650,000 New Units have been placed to the Capital Group under the Private Placement. The Capital Group has not been allotted more than the number of New Units necessary to maintain its proportionate pre-placement unitholding, in percentage terms, in CCT.

[1] A "**Substantial Unitholder**" is a holder of Units ("**Unitholder**") with an interest in such number of Units as to constitute not less than 5.0 per cent. of all Units in issue.

Non-CapitaLand TLCs

The Manager has also obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual in relation to the allotment of New Units to companies within the Temasek group of companies ("**Non-CapitaLand TLCs**"), including companies in which Temasek Holdings (Private) Limited ("**Temasek**") has an aggregate interest of at least 10.0 per cent. but excluding Temasek, CapitaLand Limited ("**CapitaLand**") and the subsidiaries and associated companies of CapitaLand (including the real estate investment trusts or other funds managed by the subsidiaries and associated companies of CapitaLand) under the Private Placement. This waiver is subject to the following conditions, which have been met.

Conditions	Fulfilment of Conditions
The Manager's certification that it is independent of the Non-CapitaLand TLCs.	The Manager has certified that it is independent of the Non-CapitaLand TLCs.
Disclosure via SGXNET of the rationale for the placement of New Units to the Non-CapitaLand TLCs under the Private Placement.	This waiver was obtained on the basis that the charter of Temasek provides that while it will provide strategic directions to the companies in which it has an interest, it does not involve itself in the day-to-day operational and commercial decision of such companies, and that some of the Non-CapitaLand TLCs are listed companies and would therefore have to consider the interest of all its shareholders, not only that of the major shareholders.

Pursuant to this waiver, 1,100,000New Units have been placed to DBS Asset Management Limited, a non-CapitaLand TLC under the Private Placement.

The CapitaLand Group

In addition, the Manager has obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual in relation to the allotment of New Units to CapitaLand and its subsidiaries (together with CapitaLand, the "**CapitaLand Group**") under the Preferential Offering, the ATM Offering and the Private Placement in the manner described in the circular to Unitholders dated 26 June 2006 (the "**Unitholders' Circular**"), including the New Units to be subscribed for by CapitaLand Commercial and Integrated Development Limited ("**CCID**") (being a wholly owned subsidiary of CapitaLand) and/or its subsidiaries pursuant to an undertaking given by CCID to the Manager, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT, and the Joint Lead Managers, details of which are set out in the Unitholders' Circular. This waiver is subject to the following conditions, which have been met.

Conditions	Fulfilment of Conditions
Independent Unitholders' approval being obtained for the allotment of New Units to the CapitaLand Group in the manner described in the Unitholders' Circular.	Such approval was obtained at the extraordinary general meeting of Unitholders (the "**EGM**") held on 13 July 2006.
Disclosure via SGXNET of the rationale for the placement of New Units to the CapitaLand Group in the manner described in the Unitholders' Circular.	The Manager is of the view that the size of the CapitaLand Group's unitholding provides a degree of stability to CCT as an investment vehicle. Allowing New Units to be placed to the CapitaLand Group would help to maintain such stability, which ultimately is of benefit to all Unitholders. The Manager is also of the view that the CapitaLand Group should not be treated differently from any other Unitholders, and should be given the opportunity to apply for additional New Units under the Private Placement, since other Unitholders may also apply for additional New Units under the Private Placement. Further, the ability of the Joint Lead Managers to place New Units to the CapitaLand Group under the Private Placement would enhance investors' confidence in CCT, and provide a higher degree of certainty for the successful completion of the Equity Fund Raising.

Pursuant to this waiver, 44,000,000 New Units under the Private Placement have been placed to SBR Private Limited, a wholly owned subsidiary of CCID. Separately, SBR Private Limited has accepted its provisional allocation of 16,782,660 New Units under the Preferential Offering and E-Pavilion Pte. Ltd., another wholly owned subsidiary of CCID, has accepted its provisional allocation of 16,740,285 New Units.

The Directors and their immediate family members

The Manager has also obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual to permit the placement of New Units under the Private Placement to the directors of the Manager (the "**Directors**") and their immediate family members who hold Units to enable them to maintain their respective pre-placement unitholdings, in percentage terms, in CCT. This waiver is subject to the following conditions, which have been met.

Conditions	Fulfilment of Conditions
Independent Unitholders' approval being obtained for the allotment of New Units to the Directors and their immediate family members under the Private Placement.	Such approval was obtained at the EGM held on 13 July 2006.
Disclosure via SGXNET of the rationale for the placement of New Units to the Directors and their immediate family members.	The Manager is of the view that a Director and his immediate family members should not be treated differently from any other Unitholder, and should be given the opportunity to apply for additional New Units under the Private Placement, since the other Unitholders may also apply for additional New Units under the Private Placement.
Directors and their immediate family members being allotted no more than the number of New Units necessary to maintain their respective pre-placement unitholdings, in percentage terms, in CCT.	No New Units have been placed to the Directors and their immediate family members under the Private Placement. Separately, the Directors and their immediate family members have accepted an aggregate provisional allocation of 30,000 New Units under the Preferential Offering.

Listing and Status of the New Units

The New Units are expected to commence trading on the Main Board of the SGX-ST at 2.00 p.m. on 1 September 2006. The New Units will rank *pari passu* in all respects with the existing Units, including the right to any distributions which may be paid for the period from the day the New Units are issued to 31 December 2006, as well as all distributions thereafter.

For the avoidance of doubt, New Units issued pursuant to the Equity Fund Raising will not be entitled to participate in the distribution of any distributable income accrued by CCT prior to the date of issue of such New Units.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
1 September 2006

Important Notice

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Circular. Words and expressions not defined in this Announcement have the same meaning as defined in the Circular unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT. Investors should read the whole of the Circular before deciding to accept or purchase the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CCT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

Nothing in this Announcement constitutes an offer of securities for sale in the United States. Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**Securities Act**")). The New Units have not been and will not be registered under the Securities Act and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, HSBC and UBS to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CCT.



(Constituted in the Republic of Singapore pursuant
to a trust deed dated 6 February 2004 (as amended))

THE ISSUE OF 478,968,977 NEW UNITS ("NEW UNITS") IN CAPITACOMMERCIAL TRUST ("CCT"), COMPLETION OF THE ACQUISITION OF RAFFLES CITY AND USE OF PROCEEDS OF THE EQUITY FUND RAISING

Issue of 478,968,977 New Units

Further to its announcement dated 15 August 2006 in relation to the launch of the offer and placement of New Units (the "**Equity Fund Raising**"), CapitaCommercial Trust Management Limited, as manager of CCT (the "**CCT Manager**"), wishes to announce that it has today issued an aggregate of 478,968,977 New Units. With this issue of 478,968,977 New Units, the total number of units in CCT ("**Units**") in issue is 1,375,239,677.

These New Units will commence trading on the Main Board of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") at 2.00 p.m. today.

Status of the New Units

The New Units will, upon issue and allotment, rank *pari passu* in all respects with the existing Units, including the right to any distributions which may be paid for the period from the day the New Units are issued to 31 December 2006, as well as all distributions thereafter, but will not be entitled to participate in the distribution of distributable income accrued by CCT prior to the date of issue of such New Units.

Completion of Acquisition of Raffles City and Use of Proceeds of the Equity Fund Raising

Further to:

(i) its announcement dated 19 March 2006 in relation to the acquisition of Raffles City (as defined in the offer information statement and wrap around document of CCT dated 15 August 2005 (together, the "**Circular**")) lodged with Monetary Authority of Singapore, and

(ii) its announcement dated 18 July 2006 in relation to:

- (a) the constitution of the RCS Trust, being the unlisted special purpose sub-trust (the "**RCS Trust**") which is 60.0 per cent. owned by CCT and 40.0 per cent. owned by CapitaMall Trust;
- (b) the entry into the Joint Venture Agreement (as defined in the circular to holders of Units ("**Unitholders**") dated 26 June 2006 (the "**Unitholders' Circular**")), and
- (c) the entry into the Sale and Purchase Agreement (as defined in the Unitholders' Circular) for the acquisition of Raffles City,

the CCT Manager is pleased to announce the completion of the acquisition of Raffles City from Tincel Properties (Private) Limited ("**TPPL**") by the RCS Trust.

The total acquisition cost of Raffles City is S$2,194.2 million which includes the purchase consideration of S$2,166.0 million[1], the acquisition fee of S$21.7 million and related acquisition costs of S$6.5 million. Under the Joint Venture Agreement, CCT is obliged to bear 60.0 per cent. of such total acquisition cost (prorated in accordance to CCT's 60.0 per cent. interest), which amounts to S$1,316.5 million. The acquisition fee payable to the CCT Manager and the manager of CapitaMall Trust ("**CMT**") will be in the form of Units or units in CMT, leaving a net funding requirement by CCT of S$1,303.5 million.

Out of the net proceeds of S$789.2 million from the Equity Fund Raising, S$783.9 million has been applied towards this amount of S$1,303.5 million with the balance financed through additional borrowings incurred through the RCS Trust, under a secured term loan of S$866.0 million of which CCT's 60.0 per cent share is S$519.6 million. The balance of the net proceeds from the Equity Fund Raising of S$5.3 million will be used for CCT's working capital purposes.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company Registration No. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
1 September 2006

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

[1] The total purchase consideration of S$2,166.0 million includes an aggregate sum of S$41.0 million for the purpose of reimbursing TPPL, being the vendor of Raffles City, for costs paid and assuming the remaining costs for building capital expenditure as well as asset enhancement works relating to Raffles City. Out of this S$41.0 million, S$27.5 million has been paid to TPPL and the remaining S$13.5 million has been set aside for building capital expenditure as well as asset enhancement works relating to Raffles City.

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Sep-2006 15:52:01
Announcement No.	00041

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Completion of sale of Raffles City"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL.Completion.of.sale.of.RafflesCity.010906.pdf Total size = **14K** (2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

COMPLETION OF SALE OF RAFFLES CITY

The Board of Directors (the "**Board**") of Raffles Holdings Limited (the "**Company**" or "**RHL**") refers to the sale (the "**Sale**") of Raffles City by the Company's 45 per cent. associated company, Tincel Properties (Private) Limited ("**TPPL**"), to RCS Trust[1], and the return of up to S$0.70 in cash for each RHL share to the shareholders of the Company ("**Shareholders**") by way of:

(a) the proposed capital reduction exercise (the "**Capital Reduction**") by the Company and capital distribution (the "**Capital Distribution**") of S$0.37 in cash for each RHL share; and

(b) a special interim tax exempt (one-tier) dividend for the financial year ended 31 December 2006 (the "**Special Dividend**") of up to S$0.33 in cash for each RHL share.

*All capitalised terms used and not defined herein shall have the same meanings given to them in the Company's circular to shareholders dated 15 June 2006 ("**Circular**") in relation to the Sale, the Capital Reduction and the Capital Distribution.*

The Board is pleased to announce that the Sale has been completed today, and TPPL has today received a net aggregate amount of S$2,127.5 million in cash from the trustee-manager of RCS Trust.

TPPL will be distributing the net cash proceeds from the Sale to its shareholders on a pro-rata basis, Tincel Limited (55 per cent.) and the Company (45 per cent.), after retaining sufficient cash for estimated liabilities. The Company will commence the Capital Reduction on receipt of its share of such net cash proceeds from TPPL. The Company will make appropriate announcements on, *inter alia*, the receipt of the High Court's sanction for the Capital Reduction, the Books Closure Date for determining Shareholders' entitlements to the Capital Distribution and the Special Dividend and the definitive amount of the Special Dividend, in due course.

In the meantime, the Company advises that Shareholders exercise caution when dealing in their RHL shares and to refrain from taking any action in respect of their RHL shares which may be prejudicial to their interests.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
Singapore, 1 September 2006

---

[1] RCS Trust is an unlisted special purpose sub-trust constituted by a trust deed on 18 July 2006, with CapitaCommercial Trust holding an interest of 60.0 per cent. and CapitaMall Trust holding an interest of 40.0 per cent..


CapitaLand

News Release

4 September 2006
For Immediate Release

ARC-CapitaLand Residences Japan to acquire three new residential properties from SAMTY Co.

CapitaLand and Arcapita's joint investment target in Japan to increase to JPY 50 billion (S$672 million)

Singapore, 4 September 2006 - ARC-CapitaLand Residences Japan, a Shari'ah compliant property vehicle jointly owned by CapitaLand and affiliates of Bahrain-based Arcapita Bank B.S.C.(c), ("Arcapita") which invests in rental apartment buildings in the key cities of Japan, is acquiring three new properties worth about JPY3.8 billion (S$51 million) from SAMTY Co., Ltd ("SAMTY"). The three properties are located in Central Osaka (2) and Nishinomiya (1) in Kansai, Japan.

These acquisitions follow an earlier agreement between CapitaLand's indirect wholly-owned subsidiary, CapitaLand Japan Kabushiki Kaisha ("CapitaLand Japan"), and SAMTY for SAMTY to provide CapitaLand Japan access to a pipeline of rental apartments in three major cities in the Kansai region, namely Osaka, Kobe and Kyoto. SAMTY is an established residential developer in the Kansai region.

The three newly-acquired rental apartment properties are: S-Residence Gakuenzaka (58 units) and S-Residence Namba Viale (116 units) in the Naniwa-Ward in Central Osaka; and S-Residence Shukugawa (33 units) in the high class residential district of Shukugawa in Nishinomiya, a city located between Osaka and Kobe, the two biggest cities in the Kansai region. All three properties are almost fully occupied, and are situated near subway or railway stations, which are within 15 minute-train rides to the central business district of Osaka.

In addition, CapitaLand Japan and SAMTY have signed a Memorandum of Understanding ("MOU") for further cooperation and collaboration such as joint investment, development and acquisition of properties in the Kansai region.

Mr Jason Chew, Senior Vice President (Real Estate Capital Management) of CapitaLand Financial, said, "We have worked well with SAMTY, a strong and well-regarded developer in the Kansai region, and are delighted to further strengthen our partnership with them for the long-term. In view of the recovery in the Japanese economy, prospects in the property market have improved. Going forward, CapitaLand is keen to expand its investments in Japan."

In addition to the SAMTY properties, ARC-CapitaLand Residences Japan has committed to acquire ten more properties in Nagoya (1), Fukuoka (1), Kyoto (3), Hiroshima (3) and Saga (2). Together with its seed investment of five properties in Tokyo (2), Osaka (2) and Fukuoka (1), the property vehicle has committed to a portfolio size of JPY22.5 billion (S$302 million), which is 75% of its initial target of JPY30 billion (S$403 million). As such, it is now raising its target portfolio size to JPY42 billion (S$564 million). In addition, CapitaLand Group and Arcapita have earlier announced the joint commitment to invest in a JPY8 billion (S$108 million) rental apartment project located on the man-made Island City in Fukuoka's Hakata Bay. Upon completion in 2008, this project is expected to be the largest private rental apartment development in Fukuoka. Including the project on Island City, Arcapita and CapitaLand will have a joint investment target of JPY50 billion (S$672 million) in Japan.

About ARC-CapitaLand Residences Japan

The Shari'ah compliant property vehicle, formed in May 2005, invests in a portfolio of rental apartment buildings in the key cities of Japan. The property vehicle is 70% held by affiliates of Arcapita, 18.9% by CapitaLand Group, which also provides asset management services, and 11.1% by GPH Investments Pte Ltd, a wholly-owned subsidiary of Goodwood Park Hotel Ltd.

About SAMTY Co., Ltd (www.samty.co.jp)

SAMTY is an established apartment and condominium developer in the Kansai region of Japan, with total assets of about JPY43 billion (S$578 million) as at 2005. Since its establishment in 1982, the company has extended its business to condominium development, management of office buildings and rental apartments, and real estate securitisation. In 2002, SAMTY was the first company in the KINKI region — which includes Osaka, Kyoto, Hyogo, Wakayama, Shiga and Nara — to establish a special purpose company (better known as TMK or Tokutei Mokuteki Kaisha in Japan) governed under the real estate securitisation laws.

About Arcapita (www.arcapita.com)

Headquartered in Bahrain with offices in Atlanta and London, Arcapita's four principal lines of business are corporate investment, real estate investment, asset-based investment and venture capital. To date, the Bank has completed 54 transactions with a total value exceeding US$12.5 billion and has an equity capital base of approximately US$800 million. Arcapita's mission is to provide innovative and distinctive investment opportunities that generate superior risk-adjusted returns and adhere to Islamic principles.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 4 September 2006

Media Contact
Julie Ong
DID: +65 68233541
Email: julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg



Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Sep-2006 20:23:01
Announcement No.	00098

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "(1) Acquisition of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd. and assignment of receivables; and (2) Ascott Residence Trust makes a second acquisition, a property in Japan"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	ART.SRT.SGX.Annc.040906.pdf ART.SRT.newsrelease.040906.pdf Total size = **187K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF SOMERSET ROPPONGI (JAPAN) PTE. LTD. AND ASSIGNMENT OF RECEIVABLES

The Board of Directors of Ascott Residence Trust Management Limited ("**ARTML**"), as manager of Ascott Residence Trust ("**ART**"), wishes to announce that DBS Trustee Limited, as trustee of ART, has today entered into a conditional sale and purchase agreement (the "**Agreement**") with The Ascott Holdings Limited ("**TAHL**"), a directly wholly owned subsidiary of The Ascott Group Limited ("**Ascott**"), for the purchase of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd. ("**SRJPL**") and the assignment of TAHL's receivables due from SRJPL ("**Receivables**") to ART (the "**Acquisition**").

SRJPL, an indirectly wholly owned subsidiary of Ascott, owns an effective interest of approximately 40 percent in the capital of MEC Roppongi Tokutei Mokuteki Kaisha ("**MEC-TMK**"), a special purpose company (*tokutei mokuteki kaisha)* incorporated in Japan under the Law Regarding Securitization of Assets (No. 105 of 1998 of Japan, as amended). Mitsubishi Estate Co., Ltd ("**MEC**") and MEC Roppongi Funding Corporation own the remaining aggregate effective interest of approximately 60 percent in the capital of MEC-TMK.

Mitsubishi UFJ Trust and Banking Corporation, as trustee of MEC-TMK, is the registered owner of Somerset Roppongi Tokyo ("**SRT**"), a serviced residence in Tokyo. SRT is currently managed by Ascott International Management (Japan) Company Limited, a joint venture company, which is 60 percent owned by Ascott International Management (2001) Pte Ltd (a wholly owned subsidiary of TAHL) and 40 percent owned by MEC.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

The purchase consideration for the Acquisition ("**Purchase Consideration**"), to be funded by equity, is S$9.1 million comprising:

(a) the consolidated net asset value of SRJPL as at 30 June 2006, subject to final adjustments at completion of the Acquisition; and

(b) the assignment of Receivables as at 30 June 2006, subject to final adjustments at completion of the Acquisition.

The Purchase Consideration is based on (i) a proportionate (40 percent) enterprise value of S$20.7 million (or ¥1.48 billion after taking into consideration the valuation of SRT of S$51.8 million (or ¥3.7 billion) as at 30 June 2006); and (ii) other consolidated net assets of SRJPL, and after deducting the consolidated bank debt of approximately S$12 million (or ¥0.86 billion).

The completion of the Acquisition is subject to the fulfilment of certain conditions precedent set out in the Agreement and the completion of the Acquisition is expected to take place on or about 10 October 2006. Following the completion of the Acquisition, SRJPL will become a wholly owned subsidiary of ART.

The Acquisition, representing less than 3 percent of the consolidated net tangible asset of ART as at 30 June 2006, is not expected to have any material impact on the net tangible asset or earnings per unit of ART for the financial year ending 31 December 2006.

As Ascott is a substantial unitholder of ART holding about 30 percent of the total issued units of ART, the Acquisition is an interested party transaction within the definition of Chapter 9 of the Listing Manual of the SGX-ST.

Upon the completion of the Acquisition, ARTML will receive an acquisition fee of 1 percent of the proportionate (40 percent) enterprise value of SRT in connection with the Acquisition ("**Acquisition Fee**"). Given that the Acquisition is an interested party transaction, the Acquisition Fee will be paid to ARTML in units of ART.

The Acquisition is in line with the ART's strategy of investing in quality yield accretive assets with growth potential in the Pan Asian Region.

Save for the interests of Ascott (as a substantial unitholder of ART) as disclosed above, as well as CapitaLand Limited which has about 67 percent interest in Ascott and about 47 percent interest in ART, the Directors of ARTML are not aware of any controlling shareholder of ART having any interest, direct or indirect, in the Acquisition.

Except for Messrs. Lim Jit Poh, Liew Mun Leong, Ong Ah Luan Cameron and S. Chandra Das, who are also Directors of Ascott, none of the Directors of ARTML has any interest, direct or indirect, in the Acquisition.

By Order of the Board

Doreen Nah
Company Secretary

Singapore, 4 September 2006


ASCOTT
RESIDENCE
TRUST

FOR IMMEDIATE RELEASE

NEWS RELEASE

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

ASCOTT RESIDENCE TRUST MAKES A SECOND ACQUISITION, A PROPERTY IN JAPAN

Its first in Japan and the first S-REIT to invest in Japan

Singapore, 4 September 2006 – Ascott Residence Trust (ART) has entered into a conditional sale and purchase agreement with The Ascott Holdings Limited (TAHL) to purchase its 40 per cent stake in Somerset Roppongi Tokyo in Japan at a proportionate enterprise value[1] of ¥1.48 billion (approximately S$20.7 million). TAHL is a directly wholly owned subsidiary of The Ascott Group Limited (Ascott).

The purchase consideration of S$9.1 million is based on a proportionate (40 per cent) enterprise value of S$20.7 million (or ¥1.48 billion) and other consolidated net assets of Somerset Roppongi (Japan) Pte Ltd (SRJPL), and after deducting the consolidated bank debt of approximately S$12 million (or ¥0.86 billion). SRJPL is an indirectly wholly owned subsidiary of Ascott which presently owns a 40 per cent stake in Somerset Roppongi Tokyo.

The acquisition is yield-accretive to ART at an annualised property yield[2] of 5.0 per cent when compared to the annualised portfolio property yield[3] of 4.7 per cent. The transaction will be funded by equity and assumption of bank debt. More details will be announced at an appropriate time.

Somerset Roppongi Tokyo, a freehold property, is currently managed by Ascott International Management Japan Co., Ltd, a 60:40 joint venture between Ascott and Mitsubishi Estate Co., Ltd, one of Japan's largest real estate developers and a long time joint venture partner of Ascott.

Mr Lim Jit Poh, chairman of ARTML, said, "With the purchase of Somerset Roppongi Tokyo, ART has again demonstrated its tremendous potential for growth through the established pipeline of serviced residence assets from Ascott. In Japan, the Japanese government is committed to attract more foreign direct investment (FDI) into the country which in turn has attracted an increased number of foreign investors to establish their businesses in one of the largest economies in the world. Looking ahead, as ART extends its

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[1] Based on two independent valuations of Somerset Roppongi Tokyo appointed by the manager and the trustee of ART separately as at 30 June 2006.
[2] For the forecast year 2006.
[3] Based on initial portfolio of 12 properties for the forecast year 2006.

geographical coverage in the Asia Pacific region, it can continue to tap on Ascott's established serviced residence management expertise and brand equity in the booming Asian hospitality business in the region including Japan."

Mr Liew Mun Leong, deputy chairman of ARTML, and President and CEO of CapitaLand Group, "Within six months since its listing this year, ART has strengthened its asset base with two yield-accretive acquisitions, this time in Japan. It is not only its first investment in Japan but it will be the first S-REIT to invest in Japan. ART has also extended its geographical diversification of its Pan-Asian portfolio and increased the portfolio asset value to S$952 million[4]. In the years ahead, ART will explore further opportunities in countries where it is already present, and in other Pan-Asian countries such as Australia, India, Malaysia and Thailand."

Mr Chong Kee Hiong, ARTML's CEO, said, "Somerset Roppongi Tokyo, an established serviced residence in the heart of Tokyo's central business district, gives us an important foothold in the Japanese market and allows us to tap into Tokyo's strong demand for serviced residences by both expatriates and affluent locals. The consistent and strong performance of Somerset Roppongi Tokyo makes it a good fit into ART's portfolio, and will support stable distributions now and in the future."

Mr Chong added, "ART will also certainly benefit from the economic revival in Japan. Inward FDI into Japan is expected to grow 9% to reach US$3.5 billion in 2006, with double-digit growth projected for 2007-2009[5]. Rental rates and property prices have also bottomed out and are positioned to rise over the years ahead."

Somerset Roppongi Tokyo

In operation since 2002, Somerset Roppongi Tokyo is a 13-storey building with one basement level. Comprising 64 studio, one-bedroom and two-bedroom apartments, the property enjoys an average occupancy level of about 85 per cent and features facilities such as a fitness centre, residents' lounge, 24-hour convenience store, café and car park.

Located in the heart of Minato-Ku within Tokyo's Central Business District, Somerset Roppongi Tokyo is a 5-minute walk from the Roppongi subway station, and is close to multinational companies, embassies, restaurants and the Roppongi Hills shopping mall.

The freehold property has a site area of approximately 662 sqm and a gross floor area (GFA) of approximately 4,868 sqm.

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[4] Includes the proposed acquisition of Somerset Olympic Tower in Tianjin, China announced on 24 July 2006.

[5] Source: Economic Intelligence Unit ("EIU") July 2006.

About Ascott Residence Trust

The Ascott Residence Trust is the first Pan-Asian serviced residence real estate investment trust (REIT) established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of over 2,000 units in 12 strategically located serviced residences and rental housing property in Singapore, China, Indonesia, the Philippines and Vietnam, ART was listed with an asset size of about S$856 million.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited. Listed on the mainboard of the Singapore Exchange, The Ascott Group Limited is a leading international serviced residence company with close to 17,000 serviced residence units in key cities of the Asia-Pacific region, Europe and the Middle East. Ascott boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Goh Lilian, Director, Investor Relations and Communications
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

Sonia Meyer, Assistant Manager, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units

in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.



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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Sep-2006 20:44:46
Announcement No.	00101

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "(1) Sale of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd. and assignment of receivables; and (2) Ascott divests Somerset Roppongi Tokyo to Ascott Residence Trust for S$21 million"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	TAGL.SGX.SRT.annc.040906.pdf TAGL.newsrelease.on.divestmentofART.040906.pdf Total size = **368K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg No: 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

SALE OF THE ENTIRE ISSUED SHARE CAPITAL OF SOMERSET ROPPONGI (JAPAN) PTE. LTD AND ASSIGNMENT OF RECEIVABLES

The Board of Directors of The Ascott Group Limited ("**Ascott**") wishes to announce that Ascott, through its directly wholly owned subsidiary, The Ascott Holdings Limited ("**TAHL**"), has today entered into a conditional sale and purchase agreement (the "**Agreement**") with DBS Trustee Limited, as trustee of Ascott Residence Trust ("**ART**"), for the sale of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd. ("**SRJPL**") and the assignment of TAHL's receivables due from SRJPL ("**Receivables**") to ART (the "**Divestment**").

SRJPL, an indirectly wholly owned subsidiary of Ascott, owns an effective interest of approximately 40 percent in the capital of MEC Roppongi Tokutei Mokuteki Kaisha ("**MEC-TMK**"), a special purpose company (*tokutei mokuteki kaisha)* incorporated under the Law Regarding Securitization of Assets (No. 105 of 1998 of Japan, as amended). Mitsubishi Estate Co., Ltd ("**MEC**") and MEC Roppongi Funding Corporation own the remaining aggregate effective interest of approximately 60 percent in the capital of MEC-TMK.

Mitsubishi UFJ Trust and Banking Corporation, as trustee of MEC-TMK, is the registered owner of Somerset Roppongi Tokyo ("**SRT**"), a serviced residence in Tokyo. SRT is currently managed by Ascott International Management (Japan) Company Limited, a joint venture company, which is 60 percent owned by Ascott International Management (2001) Pte Ltd (a wholly owned subsidiary of TAHL) and 40 percent owned by MEC.

The sale consideration for the Divestment ("**Sale Consideration**") is S$9.1 million comprising:

(a) the consolidated net asset value of SRJPL as at 30 June 2006, subject to final adjustments at completion of the Divestment; and

(b) the assignment of Receivables as at 30 June 2006, subject to final adjustments at completion of the Divestment.

The Sale Consideration is based on (i) a proportionate (40 percent) enterprise value of S$20.7 million (or ¥1.48 billion after taking into consideration the valuation of SRT of S$51.8 million (or ¥ 3.7 billion) as at 30 June 2006); and (ii) other consolidated net assets of SRJPL, and after deducting the consolidated bank debt of approximately S$12 million (or ¥0.86 billion).

The completion of the Divestment is subject to the fulfilment of certain conditions precedent set out in the Agreement and the completion is expected to take place on or about 10 October 2006. After taking into account taxation, a net divestment gain of approximately S$0.3 million will be realised. Following the completion of the Divestment, SRJPL will cease to be an indirectly wholly owned subsidiary of Ascott.

Upon the completion of the Divestment, Ascott Residence Trust Management Limited ("**ARTML**"), as Manager of ART and a wholly owned subsidiary of Ascott, will receive an acquisition fee of 1 percent of the proportionate (40 percent) enterprise value of SRT from ART in connection with the Divestment ("**ARTML Acquisition Fee**"). Given that the Divestment is an interested party transaction, the ARTML Acquisition Fee will be received in units of ART.

The Divestment is in line with the Ascott's strategy of focusing on management services and injecting into ART, its yield-accretive Pan Asian serviced residences.

The Divestment, representing less than 3 percent of the consolidated audited net tangible asset of Ascott as at 31 December 2005, is not expected to have any material impact on the net tangible asset or earnings per share of Ascott for the financial year ending 31 December 2006.

CapitaLand Limited ("**CapitaLand**") is Ascott's controlling shareholder. Through its subsidiaries, CapitaLand owns approximately 47 percent of the units in ART. As such, the Divestment by TAHL to ART is an interested party transaction within the definition of Chapter 9 of the Listing Manual of the SGX-ST.

Except for Messrs. Lim Jit Poh, Liew Mun Leong, Ong Ah Luan Cameron and S. Chandra Das, who are also directors of ARTML, none of the other Directors of Ascott has any direct or indirect interest in the Divestment.

Save for the interests of CapitaLand as a substantial unitholder of ART and ARTML as the Manager of ART, the Directors of Ascott are not aware of any controlling shareholder having any direct or indirect interest in the Divestment.

By Order of the Board

Hazel Chew / Doreen Nah
Joint Company Secretaries

Singapore, 4 September 2006

Note: The following exchange rate is used in this Announcement ¥1.00 = S$0.014.



GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT DIVESTS SOMERSET ROPPONGI TOKYO TO ASCOTT RESIDENCE TRUST FOR S$21 MILLION

Singapore, 4 September 2006 – The Ascott Group (Ascott), through its directly wholly-owned subsidiary, The Ascott Holdings Limited, has signed a conditional sale and purchase agreement with Ascott Residence Trust (ART). The agreement is to divest Ascott's 40 per cent stake in Somerset Roppongi Tokyo to ART at a proportionate (40 per cent) enterprise value of ¥1.48 billion (approximately S$20.7 million). Ascott will realise a net divestment gain of S$0.3 million.

The remaining 60% stake in Somerset Roppongi Tokyo is held by Ascott's joint venture partner in Japan, Mitsubishi Estate Co Ltd, one of Japan's largest real estate developers.

The sale consideration for the transaction is S$9.1 million. This is based on a proportionate (40 per cent) enterprise value of S$20.7 million (or ¥1.48 billion) and other consolidated net assets of Somerset Roppongi (Japan) Pte Ltd (SRJPL), and after deducting the consolidated bank debt of approximately S$12 million (or ¥0.86 billion). SRJPL is an indirectly wholly-owned subsidiary of Ascott which presently owns the 40 per cent stake in Somerset Roppongi Tokyo.

The divestment of Somerset Roppongi Tokyo is in line with Ascott's strategy of focusing on management services and injecting into ART its yield–accretive pan-Asian serviced residences.

Mr Cameron Ong, Ascott's Managing Director and CEO said, "There is strong synergy between Ascott and ART. With ART, Ascott will be able to further unlock shareholder value by using proceeds from the divestments to acquire and develop potential higher-yielding assets for future injections into ART."

Somerset Roppongi Tokyo will continue to be managed by Ascott International Management Japan Co Ltd, a 60:40 joint venture between Ascott and Mitsubishi Estate Co Ltd.

Somerset Roppongi Tokyo, which was opened in July 2002, has a gross floor area of approximately 4,868 square metres. It comprises studio, one and two bedroom units.

Ascott also manages the 79-unit Somerset Azabu East located at No. 1-9-11, Higashi-Azabu, Minato-ku, Japan.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with close to 17,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf Region. The Group operates three brands – Ascott, Somerset and Citadines in 44 cities in 18 countries.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first Pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006.

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

About Ascott Residence Trust

The Ascott Residence Trust is the first pan-Asian serviced residence real estate investment trust (REIT) established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of over 2,000 units in 12 strategically located serviced residences and rental housing property in Singapore, China, Indonesia, the Philippines and Vietnam, ART was listed with an asset size of about S$856 million.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited. Listed on the mainboard of the Singapore Exchange, The Ascott Group Limited is a leading international serviced residence company with close to 17,000 serviced residence units in key cities of the Asia-Pacific region, Europe and the Middle East. Ascott boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst

Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com


RECEIVED


CapitaLand

For immediate release
5 September 2006

NEWS RELEASE

CapitaLand signs MOU for second residential project in Ho Chi Minh City

Singapore, 5 September 2006 -- CapitaLand has recently signed a Memorandum of Understanding (MOU) with South Saigon Development Corporation (SADECO) to jointly develop a residential site in Ho Chi Minh City, Vietnam.

SADECO (www.sadecovn.com), which is the current owner of the site, is a state-owned joint-stock company established by the Ho Chi Minh City People's Committee in 1994. The company has developed over 10 projects and infrastructures spanning 800 hectares in the South Saigon New Urban area. SADECO is actively involved in land clearance, resettlement, and the construction of infrastructures.

The residential site is located in District 7 in Ho Chi Minh City, adjacent to the Phu My Hung Urban area. This is a popular residential neighbourhood with a bustling mix of retail shops and malls, serene parks, golf course, international schools and medical centres.

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "This is CapitaLand's second residential project in Ho Chi Minh City. We had signed a conditional joint venture agreement for our first project in February this year, to develop over 1,000 homes in Ho Chi Minh City's District 2. We are currently looking at additional opportunities to grow our development presence in Vietnam. CapitaLand is confident of the growth potential of Vietnam's real estate market. The country is the second

fastest growing economy in Asia, after China. With a population of close to 84 million, there is a strong and genuine demand for quality housing in the country, especially in the urban cities, such as Ho Chi Minh City and Hanoi. The current housing supply is only sufficient to meet approximately one-tenth of the demand."

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 5 September 2006

For more information, please contact:

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	05-Sep-2006 18:20:03
Announcement No.	00076

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Payment of acquisition fee by way of issue of units in CapitaCommercial Trust"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTML.annc.5Sep06.pdf Total size = **68K** (2048K size limit recommended)

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CapitaCommercial
Trust

(Constituted in the Republic of Singapore pursuant
to a trust deed dated 6 February 2004 (as amended)

PAYMENT OF ACQUISITION FEE BY WAY OF ISSUE OF UNITS IN CAPITACOMMERCIAL TRUST

CapitaCommercial Trust Management Limited (the "**Company**"), the manager of CapitaCommercial Trust ("**CCT**"), wishes to announce that 6,918,285 units in CCT ("**Units**") have been issued to the Company today.

These Units have been issued as payment of an acquisition fee of S$13.0 million, being 1.0 per cent. of S$2,166.0 million, the total purchase consideration for the acquisition of Raffles city, prorated in accordance with the 60.0% interest of CCT in Raffles City. The acquisition of Raffles City was completed on 1 September 2006.

The payment of the acquisition fee has been disclosed in the circular dated 26 June 2006 issued by the Company, as manager of CCT (the "**Manager**"), to holders of Units (the "**Unitholders' Circular**"), and the offer information statement and wrap around document of CCT dated 15 August 2006 (the "**Circular**").

The issue price of these Units is S$1.8785, being the volume weighted average traded price for a Unit for all trades on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") in the ordinary course of trading on the SGX-ST for the period of 10 business days preceding 1 September 2006. As these Units would be issued only after 5.00 p.m. on 31 August 2006 which is after the books closure date for the distribution of the distributable income of CCT for the period from 1 January 2006 to 31 August 2006, these Units are entitled to participate in CCT's distributable income only for the period commencing on 1 September 2006 and are not entitled to participate in CCT's distributable income prior to 1 September 2006. The date of 1 September 2006 coincides with the date of completion of the acquisition of Raffles City.

With this issue of 6,918,285 Units as payment of the acquisition fee, the Company holds an aggregate of 6,918,285 Units and the total number of Units in issue is 1,382,157,962.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company Registration No. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
5 September 2006

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	05-Sep-2006 18:02:19
Announcement No.	00065

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Payment of acquisition fee by way of issue of units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTML.annc.5Sep06.pdf Total size = **66K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore
pursuant to a trust deed dated 29 October 2001 (as amended))

PAYMENT OF ACQUISITION FEE BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "**Company**"), the manager of CapitaMall Trust ("**CMT**"), wishes to announce that 3,652,767 units in CMT under the temporary counter, CapitaMall A ("**CMT A Units**"), have been issued to the Company today.

These CMT A Units have been issued as payment of an acquisition fee of S$8.7 million, being 1.0% of S$2,166.0 million, the total purchase consideration for the acquisition of Raffles City, prorated in accordance with the 40.0% interest of CMT in Raffles City. The acquisition of Raffles City was completed on 1 September 2006.

The payment of the acquisition fee has been disclosed in the circular dated 26 June 2006 issued by the Company, as manager of CMT (the "**Manager**"), to holders of CMT Units, and the offer information statement and wrap around document of CMT dated 29 August 2006.

In the interest of good corporate governance, the Company has elected to receive the payment of its acquisition fee in CMT A units instead of units in CMT under the main stock counter, CapitaMall ("**CMT Units**" and together with "**CMT A Units**", "**Units**"), as CMT A Units are entitled to participate in CMT's distributable income only for the period commencing from 1 September 2006 compared with CMT Units which are entitled to participate in CMT's distributable income from 1 July 2006 to 30 September 2006. The date of 1 September 2006 coincides with the date of completion of the acquisition of Raffles City.

The issue price of these CMT A Units is S$2.3719, being the volume weighted average traded price for a CMT Unit for all trades on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") in the ordinary course of trading on the SGX-ST for the period of 10 business days preceding 1 September 2006. In the interest of good corporate governance, the Manager is using the price of a CMT Unit, instead of a CMT A Unit, as the basis for calculation because the price of a CMT Unit is higher than the price of a CMT A Unit. Using the price of a CMT Unit as the basis for calculation would therefore result in the Manager receiving less CMT A Units, as a form of payment of the acquisition fee.

With this issue of 3,652,767 CMT A Units as payment of the acquisition fee, the Company holds 5,860,296 CMT Units and 3,652,767 CMT A Units respectively. The total number of Units in issue is 1,560,461,072 comprising 1,382,460,305 CMT Units and 178,000,767 CMT A Units.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
5 September 2006

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGXST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	07-Sep-2006 12:56:07
Announcement No.	00015

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Statement
Description	With reference to media reports this morning (7 September 2006), CapitaLand Limited ("CapitaLand") would like to comment that as part of its normal course of identifying new opportunities, subsidiaries within the Group continue to explore new markets, including Russia. At this stage, there is nothing definitive. CapitaLand will make the appropriate announcements when there are material developments.
Attachments:	Total size = **0** (2048K size limit recommended)

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARY, JADE CAPITAL LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Jade Capital Limited ("JCL"), dormant since its incorporation, had upon its application and as subsequently notified in the Government Gazette notification dated 7 September 2006, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 30 August 2006.

The above striking-off of JCL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
8 September 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Sep-2006 17:23:17
Announcement No.	00045

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation Slides - "Focus, Balance and Scale"
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CLannc.PresentationSlides.11Sep06.pdf Total size = **2604K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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CapitaLand

Focus, Balance & Scale

Olivier LIM, Group Chief Financial Officer
Harold WOO, Senior Vice President Investor Relations



September 2006

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.


CapitaLand

Our Fundamentals & Business Model


CapitaLand

Basic Principles

Focus	Balance	Scale
Real Estate (RE) Value Chain:	High Growth Countries across Asia	Management Centres in Key Countries
RE Development	Diversified Income Streams	Significant Expansion through Platforms
RE Investment	Multi-Sector Businesses	Strategic Partnerships
RE Financial Solutions	Trading vs Investment Assets	Acquisitions

CapitaLand

Our Three-Pronged Business Strategy

- 'Multi-Local' Strategy Drives Sustainable Overseas Earnings
  - — 73% EBIT from overseas
  - — Developing new growth markets
- Increase Real Estate Financial Services & Fee Income
  - — AUM of S$8.7 billion, targeting S$13 billion by 2007
  - — Scalable fund management model, cross border opportunities
- Active Capital Management Aimed at Creating Value
  - — Completed divestment of non-strategic businesses (Raffles' hotel business and PREMAS) and unlocked value for shareholders
  - — Improving efficient capital structure & lowering cost of capital
  - — Re-deploying capital into higher yielding investments


CapitaLand

Group Structure



CapitaLand
Real Estate
Hospitality
Financial Services
Residential
Retail
Commercial & Integrated Devt
Integrated, Leisure, Entertainment & Conventions
Mixed Use Development
Serviced Residences
Financial
100%
CapitaLand Residential
54%*
AUSTRALAND
100%
CapitaLand Retail
34%*
CapitaMall Trust
100%
CapitaLand Commercial
37%*#
CapitaCommercial Trust
100%
CapitaLand ILEC
59%*
Raffles Holdings
67%*
ASCOTT
30%*
47%*
ASCOTT Residence Trust
100%
CapitaLand
100%
Reit Management

CapitaLand Group comprises 7 listed Companies with total Market Capitalisation of more than S$17.6 billion^

* Listed Entities ^ as at 30th Jun 2006, net of common holdings # Prior to completion of Raffles City acquisition



CapitaLand

82 - 4507

Asia – Fastest Growing Region


GDP Growth of Major Economies (% yoy)
GDP Growth (% p.a.)
8
7
6
5
4
3
2
1
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Asia (incl. Australia)
Asia growth 78% higher than rest of world (2.6% pt above)
US
World
OECD
EU (25 countries)
Japan
EIU Forecast

Sources: EIU and CapitaLand Research (16 June 2006)


CapitaLand

Plugging into Asian Growth


Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Future Growth 20+ yrs above average

Window to Asian Growth


CapitaLand

Capital Efficient Model + Shareholder Value Focus

Residential	Retail	Office	Integrated Developments

Economic Activity	Rising Incomes	Urbanisation	Consumerism	Leisure & Entertainment

Asia Rising: Future Growth 20+ yrs above average

Capturing the Greatest Value Added



Land Purchase
Approvals
Construction
Leasing
Operating
Investment
R.E. ASSET VALUE
ASSET VALUE
GREATEST VALUE ADDED
R.E. ASSET VALUE
R.E. ASSET VALUE
R.E. ASSET VALUE
LOWER VALUE ADDED

Quick Re-cycling of Capital



Land Purchase
Approvals
Construction
Sale
Willing Exits
"Liquid Real Estate"
CMT
CCT
Other Income Funds
Recycle Capital
R.E. ASSET VALUE
R.E. ASSET VALUE
R.E. ASSET VALUE
CASH
Capture area of greatest VALUE CREATION, then: RECYCLE CAPITAL

Our Business Model



(1) Origination
(2) Structuring
(3) Underwriting
(4) Distribution
Real Estate Risk Assets
Jellicoe
Waterina
Funan
Raffles City
Capital Tower
George Street
Vehicles/ Structures
CRL
Aragorn
CMT / CRS
Tincel
CCT
Funds/SPVs
CapitaLand
Customers
Buyers & Investors
Residential Properties etc.
Debt
CMBS
Mezz/Sub-Debt
REIT Units
Equity
Direct Assets
Financial R.E. Risk Assets

Capital Allocation by Geography
2001 to 2006



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
6%
7%
7%
Europe
12%
7%
7%
9%
11%
16%
Australia & New Zealand
19%
21%
21%
Singapore
Other Asia
18%
20%
6%
7%
7%
China
9%
2001
2002
2003
2004
2005
1H 2006

* For 2000, China includes Hong Kong and Europe refers primarily to the United Kingdom.
^ From 2001 "*Other Asia*" includes Indonesia, Hong Kong, Japan, Malaysia, Philippines, Thailand, Cambodia & Vietnam.
^^ "*Others*" includes the United States of America, South America and the Middle East/Mediterranean region.

CapitaLand


Business Strategy on Track
CapitaLand

1H 2006 – Strategy on Track

- **Strong PATMI of S$288.7 million, up 35% y-o-y**
- **Multi-local strategy drives sustainable overseas earnings**
  - Overseas: 73% of Group EBIT
  - Multi-sector China business: S$228m EBIT, ↑ 63% YoY
  - Singapore: S$144m EBIT, ↑ 31% YoY
- **Growing the Financial Services business unit**
  - Achieved AUM of S$8.7b, ↑ 34% YoY
  - Higher recurring fees led to 36% YoY increase in EBIT
- **Active capital management**
  - Paid 6 ¢ core dividend + 12 ¢ special dividend
  - Strong financial capacity: D/E of 0.55


CapitaLand

1H 2006 – Profit Growth

	1H 2005	1H 2006	Change
PATMI (S$ million)	213.6	288.7	↑ 35.2%
EPS (S cents)	8.3	10.5	↑ 26.5%
NTA / share (S$)	2.13	2.33	↑ 9.4%

Growth in Continuing Operations

S$ million	1H 2005	1H 2006	Change
PATMI	213.6	288.7	↑ 35.2%
PATMI (Cont. Ops)*	168.8	280.3	↑ 66.1%



* Excludes (1) contributions from PREMAS & the hotel business for 1H 2005 (S$13.6m) and (2) divestment gains (1H 2005: S$31.2m; 1H 2006: S$8.4m)


CapitaLand

1H 2006 – Overseas Contribution


By Geographical Location
Total Assets
S$18.7 billion
Europe 7%
China 19%
Australia & NZ 21%
Other Asia* 10%
Singapore 43%
Revenue
S$1,430.4 million
Europe 8%
China 16%
Australia & NZ 37%
Other Asia* 4%
Singapore 35%
EBIT
S$528.7 million
Europe 5%
Australia & NZ, 19%
China 43%
Singapore 27%
Other Asia* 6%
57% of Assets Overseas contributed 73% to Group EBIT

** Includes HK, Indonesia, Japan, Malaysia, Philippines, Thailand & Vietnam*


CapitaLand

Financial Capacity

	1H 2005	1H 2006	Change
Net Debt (S$ billion)	5.13	4.97	Improved
Equity (S$ billion)	7.90	9.09	Improved
Net Debt / Equity	0.65	0.55	Improved
% Fixed Rate Debt	75.0	61.0	Satisfactory


CapitaLand

Debt Coverage



	1H 2005	1H 2006	Change
Finance Cost (S$ million)	130.7	143.6	+ 9.9%
Interest Cover Ratio (ICR)	5.55	6.47	Improved
Interest Service Ratio (ISR)	8.57	3.63	Satisfactory

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Financial Capacity



S$ billion
10
9
8
7
6
5
4
Equity
Net Debt
2000
2001
2002
2003
2004
2005
1H06

CapitaLand


Expanding Our Market Presence
CapitaLand

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

China Diversified Growth
Multi-sector; Multi-region;
Long-term commitment

Singapore Reflation
Multi-sector quality portfolio;
43% of total assets

Leading Mall Owner & Operator
Singapore, China, India & Japan

Financial Services
1st mover; High AUM growth;
Good flows & access to global capital

New Markets
E.g. Thailand, India, Vietnam, Malaysia and Bahrain



Asia
Australia



CapitaLand

Asset Allocation – China (S$ 3.6b – 19%)


Serviced
Residences
14.8%
Residential
32.2%
Commercial &
Integrated Devt
16.1%
Retail
36.9%

CapitaLand

China Diversified Growth
– Strategic Residential Expansion

Pipeline of up to 35,000 units in high-growth regions

- **South Western China**
  - **Chengdu Zhixin JV**
    - 25,000 mid-end units
- **Pearl River Delta**
  - **20% stake in Lai Fung**
    - 1 million sqm landbank
  - **Jinshazhou site, Guangzhou**
    - 3,000 units
- **Bohai Economic Rim**
  - **2 sites in Chaoyang, Beijing**
    - 1,100 units
- **Yangtze River Delta**
  - **Hangzhou site**
    - 1,200 units

* Above examples highlight only key devts in addition to existing developments.



Bohai Economic Rim
HQ
Dalian
South Western China
HQ
Yangtze River Delta
HQ
Shenzhen
Ningbo
Pearl River Delta
HQ
Shenzhen
Hong Kong
Xiamen

Impact on CapitaLand

1. Residential sales

Quarter by Quarter sales figure since 2005


450
400
350
300
250
200
150
100
50
0
¥700,000,000
¥600,000,000
¥500,000,000
¥400,000,000
¥300,000,000
¥200,000,000
¥100,000,000
¥0
2005Q1
2005Q2
2005Q3
2005Q4
2006Q1
2006Q2
Units
Sales Value

Impact on CapitaLand

Month by month sales figure for 2006 up to July



300
250
200
150
100
50
0
¥450,000,000
¥400,000,000
¥350,000,000
¥300,000,000
¥250,000,000
¥200,000,000
¥150,000,000
¥100,000,000
¥50,000,000
¥0
Jan
Feb
Mar
Apr
May
Jun
Jul
Units
Sales Value

Buyer profile of CCH projects

Local buyers	> 90%
HK/Taiwanese/ Others	< 10%


CapitaLand

Impact on CapitaLand

2. Capital Structure – 50% registered capital

For residential portfolio

- More onshore cash needed
- Impact may be mitigated via cash management onshore

Retail, commercial projects

- Less tax shield
- Less shareholders' loan => harder to repatriate cash trapped onshore

3. Long-term investment opportunities at reasonable values

   Entry barrier significantly raised for both local and foreign players

4. No significant impact on capital values of existing assets


CapitaLand

Our Actions

Business Aspect:

1. Continue to focus on owner occupation and local market
2. Selective participation in Economical Housing projects
3. Review capital structure in view of new requirement – particularly for long term commercial projects

Our Business Position:

1. Long term investor/developer
2. Socially responsible developer/investor


CapitaLand

China Diversified Growth
– Secured mall pipeline

Approximately 30 malls in 25 cities
(over 16 million sq ft)

○ **Operational** (as at 1H 2006)

▲ **Other retail malls in the pipeline**



Beijing
Tianjin
Weifang
Zibo
2 cities in Jiangsu
Shanghai
Wuhu
Nanchang
Fujian (1 other city)
Zhangzhou
Foshan
Huiyang
Shenzhen[1]
Dongguan
Chengdu
Mianyang
Chongqing
Changsha
Sichuan (1 other city)
Nanhai
Zhanjiang
Maoming

[1] *Phase 1 of Wal-Mart Asia Pacific HQ*

China Diversified Growth
– Mixed Devt. Strategy using "Raffles City" brand

- **Mixed development (office, retail, residential & serviced residences)**
  - 97,665 sqm above ground; 48,263 sqm below ground
- **Diagonally across busiest transportation hub in Beijing**
  - Bustling area of Dongzhimen (东直门), 2nd Ring


CapitaLand
CapitaLand
Raffles City Beijing
CapitaLand

Singapore Reflation

S'pore GDP Growth (quarterly y-o-y)


%
14
12
10
8
6
4
2
0
12.3
7.4
6.9
3.4
5.7
7.6
8.7
10.8
8.1
2Q'04
4Q'04
2Q'05
4Q'05
2Q'06

- **9.4% economic growth in 1H 2006**
  - — 6.5% to 7.5% growth projected for 2006
- **Positive growth momentum across major sectors**
- **81,500 jobs created in 1H 2006**
  - — 2.9% Unemployment rate
- **Positive spillover from government initiatives to create vibrant City**
  - — Travel, leisure, shopping & MICE focus
  - — Revitalisation of Orchard Road
  - — Regional hub: Finance, education, R&D, wealth mgmt and health
  - — Low corporate and personal tax rates

Sources: Singapore Department of Statistics, Ministry of Trade and Industry

CapitaLand

Asset Allocation – Singapore (S$ 8.1b – 43%)


Others
18.9%
Residential
20.2%
Serviced
Residences
6.4%
Financial
Services
0.2%
Retail
21.9%
Commercial &
Integrated Devt
32.3%

CapitaLand

Singapore Residential – 2006 Launches

Project	Tenure	Launch Units
Citylights	99 year	210 high-rise city units
Varsity Park Condominium	99 year	Additional 82 units
RiverGate	Freehold	175 riverfront units
RiverEdge	99 year	Additional 58 units
Scotts HighPark	Freehold	73-unit high rise luxury development
Alexandra Rise	99 year	Estimated 380-unit high rise urban development


RiverGate
Citylights

Singapore Reflation
– Quality Residential Projects

- **Scotts HighPark**
  - 2 residential towers (73 freehold units)
  - Penthouse series: 27-storey tower with luxurious apartments
    - Unprecedented feature of private verandas across apartment frontages
  - TOP early 2010



SCOTTS
Newton Rd
Bukit Timah Rd
Newton Circus
NEWTON MRT
Scotts Rd
Clemenceau Ave North
Cairnhill Rd
Orchard Rd
Orchard Link
Grange Rd
ORCHARD MRT
Scotts HighPark

Singapore Reflation
– Orchard Turn Mixed Development

- **Design & construction awarded to Penta-Ocean (S$478m)**
- **Over 1 million sq ft retail space & super luxury homes on completion**
  - Tallest residential block in Orchard Road
- **Completed S$1.56 billion Syndicated Credit Facilities**


Orchard Turn Development (Artist Impression)

Singapore Reflation
– Sentosa Integrated Resort Bid

- **Partnering Kerzner (to bid & develop integrated family-oriented resort on Sentosa)**
  - Sol Kerzner: significantly transformed tourism industry in
    - South Africa (Sun City Resort) ; Bahamas (Atlantis, Paradise Island)
  - The Atlantis brand: top warm weather family destination in North America
- **Legendary Frank O. Gehry appointed principal architect and designer**
  - Winner of Pritzker Architecture Prize ("Nobel Prize" of architecture)
  - Renowned for landmark tourist attractions like the:
    - Guggenheim Museum (Bilbao, Spain) & Jay Pritzker Pavilion (Chicago)



Atlantis, Paradise Island (Bahamas) | Guggenheim Museum (Bilbao, Spain)

Asian Mall Growth – Strong Pipeline

Operational Malls

India

China (7)

Japan (4)

Singapore (15)

( ) indicates operational malls as at 1H 2006

Pipeline

Singapore

- **Raffles City** (by Aug 2006)
- **VivoCity** (Oct 2006)
  - Retail devt. manager
- **Orchard Turn** (4Q 2008)

China

- **>50% of 21 Wal-Mart malls** to open by end 2006
- Strong pipeline to grow

Japan

- Capacity to grow asset size to over US$1.3b
  - CapitaRetail Japan Fund

India

- 50 malls in 2 to 3 years
  - across 30 cities; 14 states
  - assets worth US$1.2b.
  - GFA of over 15m sq ft

China & India Retail – Huge Growth Potential


Comparative Penetration of Organised Retail
100%
80%
60%
40%
20%
0%
97%
3%
80%
20%
70%
30%
60%
40%
45%
55%
19%
81%
15%
85%
India
China
Indonesia
Thailand
Malaysia
Taiwan
US
Organised
Traditional

Source: *"The Great Indian Retail Story"*, Ernst & Young.


CapitaLand

Integrated China Retail Mall Strategy

(Through Development & Incubator Retail Funds of over US$1 billion and REIT)


CapitaLand

~ 30% share equity

~ 45% share equity

Incubator Fund

- **Fund Size** US$ 425m
- **Warehouse** quality income generating retail projects
  — Pipeline includes Xihuan Plaza Retail Mall in Beijing

Development Fund

- **Fund Size** US$ 600m
- **Invest** in China retail projects
  — 21 Wal-Mart anchored malls
  — Wal-Mart Asia HQ in Shenzhen
  — 14 other malls by SZITIC possible

1st Right to Acquire Assets in Both Funds

Proposed China REIT (by 2006)

- Expected to own 7 quality assets worth over S$800m
  — Pipeline includes Anzhen Mall anchored by Beijing Hualian Group

Joint Venture with Pantaloon Retail (India) Ltd

- **US$75mil investment in Horizon Fund**
  - — Target fund size: US$350m
  - — Invest in retail mall developments in India
  - — 4 potential projects identified
    (Total retail GFA: 4.1m sqft ; Estimated total asset value: US$330m)
- **Setting up of JV retail management company**
  - — Manage retail properties owned/managed by Pantaloon (Kshitij Venture Capital & Horizon Funds) and funds/REITs jointly created
- **Setting up of JV fund management company**
  - — To create retail Development Fund, Income Fund or REITs
  - — CapitaLand will invest 20-40% in these funds or REITs

Pantaloon – Largest Retailer in India with Diversified Business


BANGALORE CE

Potential Pipeline of 50 Retail Assets across India

Kshitij Fund & Horizon Fund will

- Develop close to 50 malls spread across 30 cities & 14 states in India
  - Target completion: Next 2-3 years
  - Total retail GFA: ~ 15mil sq ft
  - Estimated total asset value: US$1.2 bil (S$1.9 bil)

Properties	No. of Assets	Retail GFA ('000 sq ft)
To be acquired by Kshitij Fund	14	3,760
To be acquired by Horizon Fund	6	5,150
Leased & Managed by Pantaloon	30	6,422
Total	**50**	**15,332**

* Based on company's estimates. Actual numbers subject to change.

Financial Services – High AUM Growth


S$ billion
14
12
10
8
6
4
2
0
AUM CAGR 40%
2.4
3.3
6.3
8.5
10.9*
2.2
13.0
(Target)
2002
2003
2004
2005
Q3 2006
2007

* After completion of Raffles City acquisition by CCT and CMT

CapitaLand's Private Property Funds

CapitaLand China Residential Fund
US$61 million
Invest in residential projects in Shanghai, Beijing & Guangzhou

CapitaLand China Development Fund
US$1.0 billion
Invest in large mixed-use development projects in China

CapitaRetail China Development Fund
US$1.5 billion
Invest in retail development projects in China

CapitaRetail China Incubator Fund
US$1.1 billion
Invest in retail assets in China

IP Property Fund
US$387 million
Opportunistic investments in S.E.A and Hong Kong

CapitaRetail Japan Fund
US$1.3 billion
Invest in retail assets in Japan

Eureka Office Fund
US$704 million
Invest in office assets in Singapore

CapitaRetail Singapore
US$353 million
Invest in retail assets in Singapore

ARC-CapitaLand Residences Japan
US$266 million
Invest in retail assets in Japan

Beijing
Tokyo
Shanghai
Guangzhou
Hong Kong
Singapore



CapitaLand

Delivering Steady Returns On Our REITs



Historical DPU of CMT & CCT



CMT
CCT
cents
11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
7.34[1]
+9.4%
8.03
+18.1%
9.48
+7.9%
10.23
6.32[2]
+7.8%
6.81
2002
2003
2004
2005

Note: 1. Annualised based on CMT's DPU of 3.38 cents from 17 July 2002 to 31 Dec 2002
2. Annualised based on CCT's DPU of 3.99 cents from 15 May 2004 to 31 Dec 2004


CapitaLand

CCT & CMT acquisition of Raffles City

- **Close to 100% support for Raffles City acquisition**

- **Equity Fund Raising exercise by CCT an overwhelming success:**
  - CCT's private placement approximately 2.6 times subscribed
  - ATM offering fully taken up within 5 mins by retail investors

- **Capitaland's AUM to increase to S$10.9b**


Raffles City



New Markets – Residential

- **India (Runwal Group JV)**
  - 1st project in Mumbai
  - 49% stake in development with over 500 units
  - Launch-ready in 2H 2006
- **Vietnam, Ho Chi Minh City**
  - 1st project in An Phu District 2 (80% stake)
  - Estimated 1,100 units to be built
  - 1st phase launch-ready in 1H 2007
  - Representative office currently operational
- **Malaysia**
  - Freehold development near KLCC (Jalan Mayang)
    - CL - 30% stake & UM Land - 35% stake
  - Launch-ready in 2007



Ho Chi Minh City Devt. (Artist's impression)

New Markets – Commercial
Manama, Bahrain

- **MOU – up to 30% stake in prime integrated development within Bahrain Bay**
  - Site area: 45,500 sqm; GFA: about 230,000 sq m
  - To comprise residential, serviced apartment, retail & leisure components
- **Bahrain Bay – landmark US$1.5b development project**
  - Will span over 1.1m sq m when completed in 2010
  - Only real estate development in Bahrain with > US$600m in foreign investments


Site
Bahrain Bay (Artist's Impression)


THE
ASCOTT
GROUP

The Ascott Group – New Growth Platform


THE
ASCOTT
GROUP
100%
Ascott Residence Trust Mgt Ltd
Mgt fees
Mgt services
30%
ASCOTT
RESIDENCE TRUST
European portfolio S$0.8b
Other Pan Asian portfolio S$0.3b
Selected Pan Asian portfolio S$0.9b

The Ascott Group Ltd

- Achieve 25,000 units by 2010
- Focus on mgmt svcs & incubation of properties for injection into ART
- Deliver high returns through increasing fee-based income & unlocking portfolio value
  - Serviced residence revenue (owned & managed)
  - REIT manager fees
  - Gains from portfolio mgmt

Ascott Residence Trust

- Capital-efficient asset-owning vehicle
- Acquisition platform
- Deliver stable & growing distributions

The Ascott Group – Asia Expansion

Accelerate Expansion of Citadines
- 4 new Citadines in China, bringing total to 6
- 3 new Citadines in Thailand, bringing total to 4

Foray into India (Southern states)
- Master development agreement with The Rattha Group
- Total investment estimated to be US$220M
- Rattha to identify, acquire & develop 7 (1,000 units by 2010)
- Target 2,000 units in India by 2010


Citadines


SOMERSET

EUROPE
- Paris
- London
- Brussels
- Barcelona
- Berlin

CHINA (1H 2006)
- Citadines Suzhou Xinghai
- Citadines Suzhou Lejia
- Citadines Hong Kong Tsimshatsui Ashley
- Citadines Xi'an Central

THAILAND (1H 2006)
- Citadines Bangkok Sukhumvit 23
- Citadines Bangkok Sukhumvit 11
- Citadines Bangkok Sukhumvit 8

INDIA (2010)
- Tamil Nadu (210 units in Chennai, 2H'08; 40% stake)
- Andhra Pradesh
- Karnataka
- Maharashtra (excluding Mumbai)


Citadines Suzhou Xinghai



Summary – Solid foundation for Growth



Strong Financial Capacity
& Capital Efficient Model

Financial Services
REITS & Private Fund Management

Strong Domain & Market Knowledge
Complete Real Estate Value Chain

Asia's Rapid Growth
Driving Incomes & Real Estate Demand

REAL ESTATE SECTORS

Residential
Commercial
Retail
Integrated
Svc Residences

REAL ESTATE VALUE CHAIN

Investor
+
Developer
+
Operator
+
Manager
+
Financial Advisor

CapitaLand

Thank you



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ACQUISITION OF ADDITIONAL 8.8% EQUITY INTEREST IN HUA QING HOLDINGS PTE LTD

CapitaLand Limited ("CapitaLand') wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings (Commercial) Pte Ltd ("CCHC") has today entered into a Sale and Purchase Agreement to acquire from Hong Lim Investments Pte Ltd (the "Vendor") an 8.8% equity interest (comprising 88,232 ordinary shares) (the "Shares") in the issued share capital of Hua Qing Holdings Pte Ltd ("Hua Qing") (the "Acquisition").

CCHC has also converted its existing 40 convertible preference shares into 40 fully paid ordinary shares in the issued share capital of Hua Qing (the "Share Conversion").

Following the Share Conversion and upon completion of the Acquisition which is expected to take place on 21 September 2006, CapitaLand's interest in Hua Qing will increase from 50% (comprising 499,980 ordinary shares and 40 convertible preference shares) to 58.8% (comprising 588,252 ordinary shares) and Hua Qing will become an indirect subsidiary of CapitaLand.

Hua Qing is an investment holding company incorporated in Singapore and holds a 95% stake in Shanghai Hua Qing Real Estate Development Co., Ltd which, in turn owns "Raffles City Shanghai", a commercial centre comprising a 51-storey Grade A office tower and a 8-storey retail podium, located at Huangpu District, Shanghai.

The aggregate cash consideration for the Acquisition is S$17.2 million and was arrived at on a willing buyer-willing seller basis, taking into account, amongst other factors, the adjusted net tangible asset value of the Shares. In addition, CCHC will pay S$18.6 million in cash to the Vendor in consideration of the assignment to CCHC the shareholder's loans of approximately S$18.6 million (comprising US$11.7 million and S$30,000 respectively).

The adjusted net tangible asset value of the Shares based on the management accounts of Hua Qing as at 30 June 2006 is S$13.8 million.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

The Acquisition is an interested person transaction because the Vendor is an associate of Temasek Holdings (Private) Limited ("Temasek"), the controlling shareholder of CapitaLand pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited (the "Listing Manual"). As the total transaction value of the Acquisition is less than 3% of CapitaLand Group's latest audited net tangible asset as at 31 December 2005, it is a non-announceable transaction under Chapter 9 of the Listing Manual. Save as aforesaid, no other interested person transaction has been entered into with Temasek and its associates (including the Vendor) in the current year to-date.

Save as disclosed above, none of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
12 September 2006


RECEIVED
2006 OCT 16 P 3:24

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, BALTIMORE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	Baltimore Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
12 September 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Sep-2006 12:57:36
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Presentation Slides - The Singapore Retail Landscape and CMT's Growth Strategies"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement on the above matter. For details, please refer to the announcement posted by CMTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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CapitaMall
Trust

The Singapore Retail Landscape & CMT's Growth Strategies

Mr Pua Seck Guan
CEO, CapitaMall Trust Management Limited

13 September 2006


CapitaMall
Trust

Singapore's Retail Landscape & REITs' Industry

SREITs Total Market Capitalisation

Significant Growth from 2 REITs (S$1.2 billion) in 2002 to 13 REITs (S$16.0 billion) in 2006 (YTD)



S$million
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1,217
2,431
7,036
10,748
16,021
2002
2003
2004
2005
2006 (YTD)

Source : Citigroup Singapore REITs Report, 31 August 2006 & CMTML



CapitaMall
Trust

SREITs Ranked by Market Capitalisation

CMT is the Largest SREIT by Market Capitalisation

S$million

4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0

CMT	CCT	AREIT	Suntec	Fortune	MMP	Mapletree	FCT	CDL HREIT	ART	Allco	Cambridge	KREIT
3,745	2,640	2,600	1,556	995	894	698	664	628	508	418	338	337

Source : Citigroup Singapore REITs Report, 31 August 2006 & CMTML


CapitaMall
Trust

Acceptance of SREITs Narrows Yield Spreads



Comparison Of S-REIT Yields And Singapore 10-Year Government Bond From S-REIT Inception (July 2002)
Yield (%)
S-REIT Yield
S'pore 10-Yr Govt Bond
9
8
7
6
5
4
3
2
1
0
Jul-02
Apr-03
Jan-04
Oct-04
Jul-05
Apr-06
Sources: Bloomberg; BNP Paribas Peregrine estimates
Yield Spread Between S-REIT Yields And Singapore 10-Year Government Bond From S-REIT Inception (July 2002)
(Spread bp)
700
600
500
400
300
200
100
0
Jul-02
Apr-03
Jan-04
Oct-04
Jul-05
Apr-06
Sources: StatsTrend; BNP Paribas Peregrine estimates



S-REIT Vs STI Performance
(Index)
S-REIT Price Index
STI
300
250
200
150
100
50
Jul-02
Dec-02
May-03
Oct-03
Mar-04
Aug-04
Jan-05
Jun-05
Nov-05
Apr-06
Source: BNP Paribas Peregrine estimates

Narrowing of yield spreads as a result of SREITs continued distribution per unit growth, improved understanding and general acceptance of REITs as a viable asset class by the investing public.

Source : BNP Paribas Singapore REITs Report, 28 June 2006



CapitaMall
Trust

SREITs Total Returns (as at 1 Sept 2006)

Other than Yield, Investors are also Looking for Total Return

REIT	Yield[7] 06E	07E	08E	3 Yr DPU CAGR[1]	Total return[2]
A-REIT[5]	6.0%	6.7%	6.9%	6.8%	12.8%
CapitaMall Trust	4.7%	4.9%	5.2%	5.3%	10.0%
CapitaCommercial Trust	4.0%	4.3%	4.7%	8.2%	12.3%
Fortune REIT	5.9%	6.1%	NA	2.0%	7.9%
Suntec REIT[5]	5.9%	6.5%	6.3%	3.1%	9.1%
Mapletree Logistics Trust	5.3%	6.1%	6.6%	11.4%	16.7%
Macquarie MEAG Prime REIT	6.4%	6.6%	6.3%	-0.9%	5.6%
Allco Commercial REIT	6.3%	6.5%	NA	1.1%	7.4%
Ascott Residence Trust	5.5%	6.0%	6.6%	9.2%	14.8%
K-REIT Asia	4.2%	5.2%	5.7%	16.1%	20.3%
Frasers Centrepoint Trust[5]	4.9%	NA	NA	NA	NA
CDL Hospitality Trusts	5.7%	6.0%	NA	2.3%	8.1%
Cambridge Industrial Trust	7.6%	7.6%	NA	0.2%	7.8%

Source : JP Morgan REITs Update, 1 September 2006


CapitaMall
Trust

Strengthening of Retail Rents (Prime & Suburban)



Average Prime Retail Rent In Orchard Road And Suburban Areas
(SGD/sqft/month)
Orchard road prime rent
Suburban prime rent
50
45
40
35
30
25
20
15
10
42.5 42.5 34.0 34.0 35.1 30.8 23.4 26.6 31.9 31.9 31.9 31.6 32.4 33.0 33.3
18.0 18.0 20.0 25.0 25.0 23.0 20.0 21.0 26.0 26.0 26.0 26.3 26.6 27.0 27.2
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 1Q06
Source: CBRE

Suburban Rents are Typically more Resilient, even during the Asian Financial Crisis

Source : BNP Paribas Singapore REITs Report, 28 June 2006



CapitaMall
Trust

Increasing Retail Supply Over Next Few Years


Known New Supply Of Retail Space (2005 to 2009)
GFA '000 sqft
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Planned developments
Under construction

	2006	2007	2008	2009	2010	>2010
Planned developments	0	129	926	1,076	850	710
Under construction	1,701	366	291	22	0	0

Sources: CBRE; BNP Paribas Peregrine estimates

- In 2006, approx 1.1 million sq ft from VivoCity, the largest destination mall in Singapore scheduled to be opened in October 2006
- In 2007, approx. 350,000 sq ft from SLF retail development in Ang Mo Kio
- In 2008,
  - Approx. 690,000 sq ft from Orchard Turn, the iconic development situated at the gateway of Orchard Road
  - Approx. 400,000 sq ft from Jurong Point Phase 2
  - Approx. 300,000 sq ft from Tampines (Asian Retail Mall Fund II)
- In 2009,
  - Approx. 1 million sq ft from Marina Bay Integrated Resort (Las Vegas Sands)
  - Approx. 700,000 sq ft from City Square in Serangoon Road
  - Approx. 300,000 sq ft from Somerset (Land Lease)
  - Approx. 300,000 sq ft from Somerset (Far East)

Source : BNP Paribas Singapore REITs Report, 28 June 2006 & CMTML

CapitaMall Trust

Low Average Retail Floor Space Per Capita



Average Retail Floor Space per Capita
(Sq ft)
45
40
35
30
25
20
15
10
5
0
10.5
38.2
22.1
13.8
13.2
11.2
Singapore
United States
Australia
United Kingdom
Hong Kong
Japan

Source: Retail Market Report on Parco Bugis Junction Overview prepared by Urbis JHD dated 7 September 2005



CapitaMall Trust

Some Challenges Ahead...

- Stagnating population growth inhibits generation of new demand
- Limited pool of established retailers / brand names in the local market
- Big brand names eyeing sizeable retail markets with huge growth potential ie. China & India
- Increasing retail supply coming on-stream in the next few years
- Need to focus on generating retail sales growth
- Future demand underpinned by expected growth in tourist arrivals and tourism receipts as Singapore further strengthens its offerings to become the tourism hub of Asia
- More affordable air-travel encourages locals to seek retail therapy overseas


CapitaMall
Trust

CapitaMall Trust

Overview of CapitaMall Trust

Overview of CapitaMall Trust (CMT)

Largest REIT by Market Capitalisation & Asset Size in Singapore

- Pioneered 1st Real Estate Investment Trust (REIT) in Singapore, and also the first in Asia (exclude Japan) when it was listed in July 2002
- 10 properties with total asset value of approximately S$4.3 billion
- Market capitalisation has grown exponentially by 426% to close to S$3.7 billion since IPO
- Capital appreciation of over 149% and Total Return of 187% since listing

Bugis Junction | Sembawang SC | Raffles City | Jurong Entertainment Centre | Hougang Plaza

Junction 8 | Funan DigitaLife Mall | Tampines Mall | IMM Building | Plaza Singapura

Note : Above information are as at 1 September 2006


CapitaMall
Trust

CMT Performance since IPO (Jul 2002) to 1 Sep 2006

- ☑ 149% Unit Price Appreciation
- ☑ 187% Total Return
- ☑ 64% Growth in Annualised DPU
  (2Q 2006[1] actual vs IPO 2002 forecast)
- ☑ 385% Growth in Total Asset Size
- ☑ 426% Growth In Market Cap
- ☑ Outperformed STI & Property Stocks

% change in unit price/index value

IPO to 1 Sep 2006

CMT	+ 149.0%
STI	+ 57.1%
SESPROP	+ 113.2%

CMT

SESPROP

STI

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

1. For the period 1 Apr 2006 to 30 Jun 2006.


CapitaMall
Trust

82 - 4507

CMT's Structure

Externally Managed Model

CapitaLand

Fund Manager
CapitaMall Trust Management Limited

Integrated Retail Management and Real Estate Capital Management Platform

Property Manager
CapitaLand Retail Management Pte Ltd

Unitholders

Investment in CMT

Distributions

Asset management services

Asset management fees

CapitaMall Trust

Acts on behalf of unitholders

Trustee's fees

Trustee

Ownership of assets

Net property income

Property management services

Property management fees

Properties

Regulatory Mechanisms

- Property Funds Guidelines in the Code on Collective Investment Schemes
- Securities and Futures Act
- Trustee's Act
- SGX Listing Rules


CapitaMall
Trust

CapitaMall Trust

CMT's Growth Strategies

Current Three-Pronged Growth Strategy

Acquisitions	Asset Enhancement	Active Leasing

Acquisition, Asset Enhancement & Active Leasing form Core Components of Growth



11.11 ¢[2]
6.78 ¢[1]
CRS Investment
3%
Asset
Enhancement/
Reconfiguration
22%
Upfront
Payment of IMM
Land Premium
7%
Acquisitions
49%
Active Leasing
19%

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 June 2002.
2. Annualised distribution per unit for the period 1 April 2006 to 30 June 2006.



CapitaMall
Trust

Is the Current 3-Pronged Strategy Sustainable?

- Early phase of rapid DPU growth largely driven by yield accretive acquisitions and innovative asset enhancements
- With more new REIT entrants, acquisitions will become more competitive, particularly for "New Comers".
- As the size of a REIT grows, every yield accretive acquisition will have a smaller incremental impact on its DPU

What's Next?

- Retail industry relatively "young" having gone through no more than 10 years of professional retail management. Majority of assets are still inefficient with significant value creation opportunities.
- Inherent and unique to the retail industry is the need to constantly align with new trends and consumer preferences, which creates rental reversion opportunities
- Undertaking development projects adds a new growth dimension
- Consolidation of the SREIT sector expected in the longer term


CapitaMall
Trust

CapitaMall Trust

(1) Acquisitions

Potential for Growth Domestically

- Abundant investment grade retail assets outside of CMT's portfolio provides significant potential for further acquisition growth
- CMT's significant share in the Singapore retail space provides it with increased leverage, management expertise and knowledge to capitalise on acquisition opportunities

Ownership of Private Retail Stock in Singapore (by NLA)



CMT
14%
CapitaLand
5%
CapitaRetail
2%
Other REITs
8%
Other developers
27%
Strata-owned
8%
Others
36%

Source: UBS Research
Note:
1 Includes Raffles City



CapitaMall
Trust

CMT's Target Asset Size Growth in Singapore

Confident to Achieve S$7.0 billion by 2009



S$billion
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
4.3
6.0
7.0
With CMT RC Acquisition[1]
2008 Target
2009 Target

1. Includes the 40% interest in Raffles City



CapitaMall
Trust

Acquisition of a 40% Interest in Raffles City

RAFFLES CITY ('RC')

One of Singapore's prime landmark integrated developments

Raffles City Shopping Centre ("RC Shopping Centre")

4-storey shopping complex with 301,824 sq ft of retail NLA



Raffles City Tower ("RC Office Tower")

42-storey office tower with 379,801 sq ft of office NLA


Raffles City Tower

Swissôtel The Stamford

73-storey premier hotel with 1,263 rooms

Raffles The Plaza

28-storey premier hotel with 769 rooms

Raffles City Convention Centre (the "Convention Centre")

>70,000sq ft of meeting space including 3 ballrooms & 15 primary meeting rooms





Note:
1 NLA represents net lettable area, as at 31 March 2006

CapitaMall Trust

Acquisition Structure


Raffles City Purchase Price
S$2,085.0 million
Raffles City Building Capital Expenditure & Asset Enhancement Works
S$41.0 million
Property Related Liabilities
S$40.0 million
Total Purchase Consideration
S$2,166.0 million
Total Acquisition Cost
(Including Estimated Acquisition Costs1 & Acquisition Fee2)
S$2,194.2 million
CMT RC Acquisition (40.0%)
CCT RC Acquisition (60.0%)
CapitaMall Trust
S$877.7 million
CapitaCommercial Trust
S$1,316.5 million

Notes:

1. Estimated professional and other fees and expenses incurred by CMT and CCT in connection with the Acquisition
2. The acquisition fees payable to the CMT Manager and the CCT Manager

CapitaMall Trust

Joint Ownership Structure (A First in Singapore)

Acquisition and Joint Ownership of Raffles City[1]

CapitaMall Trust		CapitaCommercial Trust
→ Appoints 40% of MC members →	**Management Committee[2] ("MC")**	← Appoints 60% of MC members ←
	↓ ***manages***	
→ 40% ***ownership*** →	**RCS Trust**	← 60% ***ownership*** ←
	↓ ***owns***	
	Raffles City	

Notes:

1 The acquisition of Raffles City is made through a joint ownership vehicle in the form of an unlisted special purpose sub-trust, ("RCS Trust") with CMT holding an interest of 40% and CapitaCommercial Trust ("CCT") holding an interest of 60%

2 The management of the RCS Trust will be carried out by a MC comprising representatives appointed by CMT and CCT in proportion to their interests in the RCS Trust


CapitaMall
Trust

Financing Structure

Equity Fund Raising ("EFR")
Proceeds from EFR of between S$240 million to S$420.0 million to be carried out at such time to be determined by the CMT Manager, to be used to repay the RC Bridge Loan, & balance for working capital purposes.

RC Bridge Loan
S$223.0–401.0 million[1]
(To be repaid by EFR)

Long Term Borrowings
S$487.6–660.6 million[2]



Acquisition of 40% interest in Raffles City
S$877.7 million [3]

Issuance Expenses
Up to S$10.9 million [4]

Notes:
1. The RC Bridge loan will be repaid with the proceeds to be raised from the Equity Fund Raising to be carried out at such time to be determined by the CMT Manager
2. Out of the S$487.6–660.6 million, approximately S$346.6 million will be taken at the RCS Trust's level in the form of a secured term loan facility of up to five years
3. Being CMT's 40% share of the total acquisition cost of S$2,194.2 million for Raffles City, comprising purchase consideration, the acquisition fees payable to the CMT Manager and the CCT Manager as well as the estimated professional and other fees and expenses incurred by CMT and CCT in connection with the Acquisition
4. Estimated issuance expenses in connection with the RC Bridge Loan and Long Term Borrowings


CapitaMall
Trust

CMT RC Acquisition is Overall Yield Accretive[1]

Issue Price per Unit	Forecast Period (1 September - 31 December 2006) (annualised) [2]		Projection Year (Financial year ending 31 December 2007)	
	Existing Properties	Existing Properties and CMT RC Acquisition (% increase)	Existing Properties	Existing Properties and Target Property (% increase)
S$2.20		11.17¢ +0.5%		11.42¢ +1.3%
S$2.30	11.11¢	11.23¢ +1.1%	11.27¢	11.48¢ +1.9%
S$2.40		11.29¢ +1.6%		11.53¢ +2.3%
S$2.50		11.34¢ +2.1%		11.58¢ +2.8%

FORECAST AND PROJECTED DPU[3]



DPU (CENTS)
11.23
0.12
11.11
11.48
0.21
11.27
Existing Properties
CMT RC Interest
Forecast Period
(1 Sept 2006 to 31 Dec 2006)
(annualised)
Projection Year
(Financial year ending
31 Dec 2007)

FORECAST AND PROJECTED DISTRIBUTION YIELD[3] (INCLUDING CMT RC INTEREST)



YIELD
4.88%
4.99%
Forecast Period
Projection Year

Notes:

1. Based on the forecast, together with the accompanying assumptions, in the Unitholders' Circular dated 29 August 2006.
2. The forecast and projected DPU will vary to the extent that the New Units are issued on a date other than 1 September 2006
3. Based on the forecast and projection, and the accompanying assumptions stated In the Circular dated 29 August 2006, at an Issue Price of S$2.30 per New Unit. Such yields will vary accordingly for investors who purchase Units in the secondary market at a price higher or lower than the stated Issue Price.



CapitaMall
Trust

Value Creation Opportunities at Raffles City

Estimated Breakdown by GFA [1]



RC Office Tower 15%
RC Shopping Centre 15%
Hotels and convention Centre 70%

Estimated Breakdown by NPI [2]



RC Car Park and other income 3%
RC Office Tower 14%
Hotels and convention Centre 40%
RC Shopping Centre 43%

Note:
1 Area occupied by carpark is excluded in the computation of GFA under the current planning guideline
2 Based on the projected Net Property Income of Raffles City for the Projection Year 2007

- In view of inequitable contributions from various components, further improvements can be made through reconfiguration to optimise usage mix at Raffles City, by converting lower yielding spaces into higher yielding areas
- Asset enhancement currently undertaken at RC Shopping Centre, which will add approx. 53,000 sq ft to its Basement 1, is a good example of how better utilisation of space can be achieved through pro-active asset management



CapitaMall Trust

Proposed Asset Enhancement Plan at Raffles City

- Potential to increase retail Net Lettable Area (NLA) of between 150,000 sq ft to 200,000 sq ft through shifting lower yielding spaces to higher yielding spaces
- Additional space can be used to strengthen retail offering on Basement 1 and to create two levels of retail on Basement 2 & 3.
- Basement 2 is intended to have direct connectivity to the proposed Esplanade MRT Station on the Circle Line, which is expected to be fully operational by 2010
- Exploring the construction of a link which could provide direct access from City Hall MRT station to either Basement 2 or 3

Additional Retail NLA Created	Net Rental Increase for New Space	Potential Net Increase in Gross Rental Income	Potential Net Property Income (assume 70% operating margin)	Capital Expenditure Assumptions	Ungeared Return on Investment
150,000 to 200,000 sq ft	S$10 to S$15 / sq ft / mth	S$18mm to S$36mn per yr	$12.6mn to S$25.2mn per yr	S$64mn to S$84mn	20% to 29%


CapitaMall
Trust

CapitaMall Trust

(2) Asset Enhancements

CapitaMall Trust

Completed AEI
- *Junction 8*

Completed Asset Enhancement at Junction 8

- Successfully transferred 70,000 sq ft of Gross Floor Area from the Junction 8 Office Tower to create retail space on Basement, Level 1 and Level 2 of the mall.
- Office Tower handed over to National Council of Social Service on 29 March 2005 to further our Corporate Social Responsibility goals.

Decant Office Tower to Create Two-Storey Retail Podium

Completed end-2004


SEIYU
JUNC

Trust

Extension of Retail Space on Basement 1

Before

Carpark Area converted to retail units

After

Food Kiosks

After

After


CapitaMall
Trust

Extended Retail Space on Level 1

Extended footprint amalgamates mall with Bishan MRT Station

Approx 14,000 sqft of newly created space from decantation of office space


CapitaMall
Trust

Extension of Retail Space on Level 2

Approx 35,000 sqft of newly created space from decantation of office space


CapitaMall
Trust

Increase in Average Rentals


THE CAFE CARTEL

- Revenue increased by $4.2 million p.a.
- Average rent has increased by 47.8% since July 2002:
  - As at Jul 2002 - $8.00 psf pm As at Dec 2003 - $9.97 psf pm As at Dec 2004 - $11.82 psf pm




FANCL HOUSE


CapitaMall
Trust



Value Creation at Junction 8

	Gross Floor Area (sf)	Capital Expenditure	Start Date	Completion Date
IPO	**51,652**	**S$21.5m**	**2003**	**2004**
Revised	**74,434**	**S$27.0m**		
Phase 1 (B1 & L1)		**S$15.5m**	**May 2003**	**Nov 2003**
Phase 2 (L1 & L2)		**S$12.2m[1]**	**Jan 2004**	**Dec 2004**

Phase 1 and 2	Budget	Estimated Stabilised Basis
Gross Revenue per annum (net of rental loss from decanted space)	S$5.5m	S$7.0m
Net Property Income per annum	S$3.9m	S$4.9m
Return On Investment	14.1%	17.7%
Capital Value (assumed at 7% capitalization rate)	S$55.7m	S$70.0m
Capital Expenditure	S$27.7m	S$27.7m
Increase In Value (net of investment cost)	S$28.0m	S$42.3m

[1] Based on Manager's forecasts


CapitaMall
Trust

CapitaMall Trust

On-Going AEI

- IMM Building

2-Storey Retail Extension Block at IMM

Key AEI works include:

- New 2-storey extension annex with an event area and garden on the roof
- Reconfiguration of existing retail areas
- Conversion of L5 warehouse area to covered car park and addition of coil ramp connecting from L1 to L5
- Implementing car park guidance system to improve the efficiency of the car park


IMM

Artist Impression


IMM


CapitaMall
Trust

Commercial GFA Increased from 26.8% to 40.0%

- Differential Premium will be paid to regularise the commercial GFA by way of increasing the commercial quantum of the building from 26.8% to 40.0%
- Additional costs will be recovered through the following sources of revenue:

a. Additional Rental Revenue due to Increase in Net Lettable Area

	Before Regularisation	After Regularisation[1]	Variance
Commercial GFA	382,875 sq ft	570,604 sq ft	187,729 sq ft ↑
Net Lettable Area	382,875 sq ft	396,130 sq ft	13,225 sq ft ↑

b. With increase in commercial GFA, the mall will be able to hold more advertising and promotional activities

c. Common corridors and ancillary area servicing the commercial will be classified under the commercial quantum after regularisation. This provides greater flexibility for the management team to plan events

1. Based on Manager's estimates.


CapitaMall
Trust

IMM Building – Planned AEI Works (Level 1)

CARPARK

GIANT

1ST STOREY PLAN

New Retail Area

Approximately additional 36,300 sq ft of prime retail NLA created from the decanted secondary corridor retail space on L2, L3 & L5

	Current (decanted space)	After AEI[1] (Before Regularisation)	After AEI[1] (After Regularisation)
Average Rental psf per month	S$6.39	S$17.00	S$19.64
Rental Revenue per annum	S$2.5 mil	S$6.6 mil	S$8.6 mil

1. Based on Manager's estimates


CapitaMall
Trust

IMM Building – Planned AEI Works (Level 2)



DECANTED AREA
USE
2ND STOREY PLAN
New Retail Area
Secondary Retail Area to be Decanted and Converted to Warehouse/Ancillary Area

Approximately 28,500 sq ft of prime retail NLA created from decanting the secondary corridor retail space

	Current (decanted space)	After AEI[1] (Before Regularisation)	After AEI[1] (After Regularisation)
Average Rental psf per month	S$6.39	S$14.00	S$14.00
Rental Revenue per annum	S$1.6 mil	S$3.5 mil	S$4.8 mil

1. Based on Manager's estimates

CapitaMall Trust

IMM Building – Planned AEI Works (Level 3)


NEW RETAIL
NEW RETAIL
NEW RETAIL
CARPARK
NEW RETAIL
NEW RETAIL
NEW RETAIL
NEW RETAIL
NEW RETAIL
FOOD COURT

New Extension/Open Terrace (non GFA)

New Retail Area

Secondary Retail Area to be Decanted and Converted to Warehouse/Ancillary Area

CapitaMall Trust

IMM Building – Planned AEI Works (Level 5)

CARPARK
NEW CARPARK
WAREHOUSE
WARE

Secondary Retail Area to be Decanted and Converted to Warehouse/Ancillary Area


CapitaMall
Trust

Successful Relocation of Open-Air Carpark to Level 5





- Open-air carpark on Level 1 has been relocated to Level 5, whilst maintaining the total number of carpark lots.
- Circular carpark ramp and electronic carpark guidance system will be put in place to help shoppers locate available carpark lots with ease


CapitaMall
Trust

Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$92.5 mil	1st Qtr 2006	1st Qtr 2008

	AEI Budget*
Gross Revenue (net of rental loss from decanted retail space)	S$ 12.1 mil
Net Property Income	**S$ 9.3 mil**
Capital Expenditure (includes Differential Premium)	S$ 92.5 mil
Return on Investment	10.1%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$169.0 mil
Increased in Value (net of investment cost)	**S$ 76.6 mil**

* Forecast value creation is based on Manager's estimates


CapitaMall
Trust

Net Property Income Growth of IPO Assets

Proactive Asset Management has Grown Junction 8's Net Property Income by close to 35% in 3 years

IPO Portfolio of Assets	NPI (S$mn) 2002	NPI (S$mn) 2003	NPI (S$mn) 2004	NPI (S$mn) 2005	Growth % (2005 vs 2002)
Tampines Mall	31.4	33.4	34.1	34.9	**11.1**
Junction 8	19.7	20.3	21.3	26.5	**34.5**
Funan DigitaLife Mall	12.9	12.2	13.7	13.4	**3.9**
Total NPI	**64.0**	**65.9**	**69.1**	**74.8**	**16.9**


U2
JUNCTI8N





CapitaMall Trust

Strong Track Record in Value Creation

Property	Acquisition Date	Asset Value[1] (S$million)	Valuation (as at 1 Jun 2006)	Growth (%)
Junction 8	IPO	295.0	477.0	**61.7**
Tampines Mall	IPO	409.0	635.0	**55.3**
Funan DigitaLife Mall	IPO	191.0	252.0	**31.9**
IMM Building	Jun 2003	247.4	433.0	**75.0**
Plaza Singapura	Aug 2004	710.0	809.0	**13.9**
Sembawang Shopping Centre	Jun 2005	78.0	81.0	**3.8**
Hougang Plaza[2]	Jun 2005, Aug 2005, May 2006 & Jun 2006	49.1	49.7	**1.2**
Bugis Junction	Oct 2005	605.8[3]	618.0	**2.0**
Jurong Entertainment Centre	Oct 2005	68.0	72.0	**5.9**

1. Based on purchase price of the asset
2. 92.4% and 4.3% of the total share values in Hougang Plaza were acquired in June 2005, and August 2005 respectively. The New Hougang Plaza Units were acquired in May 2006 and June 2006.
3. Comprises purchase price of S$580.0 million paid to BHG (Singapore) Pte. Ltd. (formerly known as Seiyu (Singapore) Private Limited) in respect of BHG (Singapore) Pte. Ltd.'s surrender of 74,299 sq ft of NLA at Bugis Junction.


CapitaMall
Trust

CMT Portfolio's Valuation and Property Yield

As at 30 June 2006 S$ million	Previous Valuation[1]	Valuation 2006[2]	Variance	Property Yield[3]
Tampines Mall	633.0	635.0	2.0	5.8%
Junction 8	473.0	477.0	4.0	5.8%
Funan DigitaLife Mall	247.5	252.0	4.5	5.6%
IMM Building	400.0	433.0	33.0	6.5%
Plaza Singapura	803.0	809.0	6.0	5.3%
Bugis Junction	615.0	618.0	3.0	5.7%
Others[4,5]	193.5	202.7	9.2	5.4%
CMT Portfolio	3,365.0	3,426.7	61.7	5.7%

Less additions as at June 2006	(48.4)
Net Increase in Valuations	13.3
Add revaluation surplus as at December 2005	485.8
Revaluation Surplus as at June 2006	499.1

1. Valuation as at 1 Dec 2005.
2. Valuation as at 1 Jun 2006
3. Property Yield based on net property income as per forecast shown in CMT Circular dated 26 June 2006, which is based on actual for January to March 2006 and the Manager's forecast for April to December 2006.
4. Comprising Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.
5. The valuation of Hougang Plaza as at 1 June 2006 is based on 100.0% of the total share values whereas as at 1 December 2005, it is based on 96.7% of the total share values.


CapitaMall
Trust


CapitaMall
Trust

Strong Pipeline of Quality Assets

Ability to Identify Quality Assets Strengthens Pipeline

Sembawang Shopping Centre



- Approval to convert 45,267 sq ft of Residential GFA to Retail GFA
- Finalising enhancement plan which will be launched in 2007

Hougang Plaza



- Obtained approval to increase plot ratio from 1.4 to 3.0 for full residential or mixed development
- GFA will be increased from approx. 79,748 sq ft to approx. 171,141 sq ft

Jurong Entertainment Centre



- Obtained approval to increase plot-ratio from 1.85 to 3.0 for full commercial development
- GFA will be increase from approx. 170,000 sq ft to approx. 275,400 sq ft


CapitaMall
Trust

CapitaMall Trust

(3) Active Leasing

Strong Renewals Achieved Year-on-Year

Year	No. of Renewals/ New Leases	Net Lettable Area		Increase/Decrease in Current Rental Rates Vs	
		Area (Sq Ft)	% of Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
CMT Portfolio for 2005[2]	189	401,263	23.2%	6.8%[3]	12.6%
CMT Portfolio for 2004	248	244,408	14.2%	4.0%[4]	7.3%
CMT Portfolio for 2003	325	350,743	15.6%	6.2%[5]	10.6%

1. As at 31 December 2003, 31 December 2004 and 31 December 2005 respectively
2. Excluding Hougang Plaza Units, Jurong Entertainment Centre, Sembawang Shopping Centre and Bugis Junction which were acquired in 2005. Only renewals of retail units not budgeted to be affected by asset enhancement works were taken in account, 149 units originally budgeted to be affected by asset enhancement works on Level 2 & 3 of IMM Building were excluded from the analysis.
3. Forecast rental rates for the period from 1 January 2005 to 30 October 2005 is the basis for forecast shown in CMT Circular dated 20 July 2004 and the forecast rental rates for the period 31 October 2005 to 31 December 2005 is the basis for forecast shown in the CMT Circular dated 18 October 2005.
4. Forecast rental rates for the period 1 January 2004 to 1 August 2004 is the basis for forecast shown in the CMT Circular dated 11 June 2003 and the forecast rental rates for the period 2 August 2004 to 31 December 2004 is the basis for forecast shown in the CMT Circular dated 20 July 2004.
5. Forecast rental rates for the period 1 January 2003 to 25 June 2003 is the basis for the forecast shown in the CMT Circular dated 28 June 2002 and the forecast rental rates for the period 26 June 2003 to 31 December 2003 is the basis of the forecast shown in the CMT Circular dated 11 June 2003.


CapitaMall
Trust

Summary of Renewals / New Leases

As at 30 June 2006

From 1 January to 30 June 2006 (Excluding Newly Created Units)					
Property	No. of Renewals/ New Leases	Net Lettable Area		Increase in Current Rental Rates VS.	
		Area (sq ft)	% Total NLA	Forecast Rental Rates	Preceding Rental Rates
Tampines Mall	17	12,382	3.8	3.9%	5.9%
Junction 8	26	33,063	13.5	2.4%	6.5%
Funan DigitaLife Mall	24	15,077	5.4	3.9%	8.0%
IMM Building[1]	66	55,588	1.9	17.4%[2]	5.0%
Plaza Singapura	33	46.499	9.4	11.2%	1.9%
Bugis Junction	37	31,463	7.6	6.7%	19.4%
Other assets[3]	14	41,978	15.1	6.5%	11.4%
CMT Portfolio for 2006	217	236,050	8.1	7.2%	8.1%

1. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 74 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
2. The forecast rental rates of the warehouse and office units reflects the current rental rates prevailing in the surrounding area which may be lower than preceding rental rates.
3. Comprising Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.


CapitaMall
Trust

Active Leasing Drives Rental Growth

Tampines Mall's & Junction 8's Average Rental Increased 22.72 % and 37.28% respectively since Acquisition

Property	Ave. Rental Rate (As at 31 Dec 2001[1])	Ave. Rental Rate (As at 30 Apr 2004)	Ave. Rental Rate (As at 31 Mar 2005)
Tampines Mall	$9.42	S$11.11 (+17.94%)	S$11.56 (+4.05%)
Junction 8	$8.69	S$10.15 (+16.80%)	S$11.93 (+17.54%)

1. Information derived from IPO Circular dated 28 June 2002. S$ per sq ft figures based on Net Lettable Area leased at that time.


CapitaMall
Trust

High Committed Occupancy Rates at All Malls

Occupancy Rates[1] Close to 100% as at 30 Jun 2006

	As at 31 Mar 05	As at 30 Jun 05	As at 30 Sept 05	As at 31 Dec 05	As at 31 Mar 06	As at 30 Jun 06
Tampines Mall	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Junction 8	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	98.9%	97.0%	99.2%	99.4%	98.3%	98.0%
IMM Building	99.8%	99.8%	99.8%	99.0%	97.1%	95.0%[2]
Plaza Singapura	100.0%	99.9%	100.0%	100.0%	100.0%	100.0%
Bugis Junction	NA	NA	NA	100.0%	99.9%	100.0%
Others[3]	NA	100.0%	100.0%	99.8%	100.0%	100.0%
CMT Portfolio	99.6%	99.5%	99.8%	99.7%	99.3%	98.9%

1. Information is based on retail space only.
2. Lower occupancy rate due to reconfiguration of units on Level 2 and Level 3.
3. Comprising Hougang Plaza , Sembawang Shopping Centre and Jurong Entertainment Centre.


CapitaMall
Trust

Shopper's Traffic Analysis

Increase Shopper's Traffic by 21% Since 2003

Shopper Traffic (By Month)

Number of Shoppers

2,500
2,000
1,500
1,000
500
0

Tampines Mall
Junction 8
IMM Building
Plaza Singapura
Funan DigitaLife Mall
Junction 8
Tampines Mall
Plaza Singapura
IMM Building
Funan DigitaLife Mall

Jul-02 Sep-02 Nov-02 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05

	Total No. of Shoppers in 2003 (In '000s)	Total No. of Shoppers in 2004 (In '000s)	Total No. of Shoppers in 2005 (In '000s)
Tampines Mall	18,927	18,780[1]	20,488
Junction 8	19,244	15,786[1]	21,751
Funan DigitaLife Mall	5,642	8,005	9,625
IMM Building	14,088	15,374	15,844
Plaza Singapura	12,270[1]	16,776	16,998
Total	**70,171**	**74,721**	**84,706**

1. Lower shoppers' traffic due to asset enhancement works.


CapitaMall
Trust


CapitaMall
Trust

CapitaRetail Singapore Limited

Warehouse Quality Assets to Create Pipeline


Rivervale Mall


Lot One Shoppers' Mall


Bukit Panjang Plaza

CapitaRetail Singapore Limited (CRS)

- Private retail property fund sponsored by CapitaLand Limited.
- **S$558 million portfolio** comprises **3 suburban malls**:
  - Lot One Shoppers' Mall
  - Bukit Panjang Plaza
  - Rivervale Mall
- Malls were non-accretive to CMT forecast DPU. However, had **strong growth potential** through asset enhancements, rental improvements and other initiatives **to become yield accretive**
- **CMT** has 1st right of refusal to purchase properties & **subscribed to S$58 million of Junior Bonds** which was immediately yield accretive based on expected minimum yield of 8.2%
- CRS **acts as an "incubator" for CMT** & provides a secure pipeline for future potential acquisitions


CapitaMall
Trust

Strong Renewal Achieved for 3rd Party Asset

CRS is on Target to Deliver 8.5% Coupon Rate

From Acquisition to 30 June 2006 (Excluding Newly Created Units)					
Property	No. of Renewals/ New Leases	Net Lettable Area		Increase in Current Rental Rates VS.	
		Area (sq ft)	% Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
Lot One	100	161,666	79.5%	8.7%	22.1%
Bukit Panjang Plaza	87	66,054	43.9%	4.7%	9.2%
Rivervale Mall	87	99,624	122.3%	1.7%	9.8%
CRS Portfolio	274	327,344	75.2%	6.0%	15.8%

1. As at 30 June 2006.


CapitaMall
Trust

Replication of Value Creation Capabilities

As at 30 Jun 2006
S$ million

	Valuation 2004[1]	Valuation 2005[2]	Variance	Property Yield
Lot 1	275	280	5	6.4%
Bukit Panjang Plaza	195	207	12	5.8%
Rivervale Mall	70	71	1	6.6%
	540	558	18	6.1%

Less additions in 2005	16.9
Net Increase in Valuations	1.1
Add revaluation surplus as at September 2005	44.1
Year end surplus for 2006	45.2

1. Valuation as at 1 Dec 2004.
2. Valuation as at 1 Dec 2005.


CapitaMall
Trust


CapitaMall
Trust

Strategy for Sustainable Growth

Extended Five-Pronged Growth Strategy



Deliver Long-Term Growth to Unitholders

New Wings of Growth : Extended 2-Pronged Strategy

- Invest up to 20% Stake in CapitaLand's Proposed China Retail REIT
- Participation in Local Development Projects

- Overall Yield Accretive Acquisitions
- Innovative Asset Enhancements
- Active Leasing

Existing 3-pronged Growth Strategy


CapitaMall
Trust

CapitaMall Trust

Investment in Proposed China Retail REIT

Invest up to 20% Stake in Proposed China Retail REIT





- CapitaLand, as Sponsor of CMT, has offered CMT up to 20% stake in proposed China Retail REIT at pre-listing stage
- Proposed China Retail REIT, to be listed in Singapore by end 2006[1], is expected to own 7 assets, worth over S$800 million
- Proposed China Retail REIT will have first right of refusal to acquire assets owned by CapitaRetail China Development Fund and CapitaRetail China Incubator Fund
- Opportunity to enjoy growth in China's retail real estate market without drastically changing CMT's risk profile

Note:
1 Subject to attaining all the relevant regulatory approvals


CapitaMall
Trust

CapitaRetail China Development Fund ("Development Fund")

- Will invest in retail projects in the People's Republic of China ("PRC")
- Fund size of US$600 million (S$948 million)
- CapitaLand invested approx. 45% in the Development Fund
- Pipeline include portfolio of 21 Wal-Mart anchored malls under joint-venture with Shenzhen International Trust & Investment Co, Ltd ("SZITIC"), with a total Gross Floor Area ("GFA") of over 990,000 sq m and an aggregate asset value of over S$1.6 billion
- Includes new Wal-Mart Asia Headquarters in Shenzhen
- Offered by SZITIC to invest in 14 other malls with estimated GFA of 600,000 sq m
- Pipeline to acquire at least 70% of SZITIC Wal-Mart malls up to 2010



Wal-Mart Asia HQ, Shenzhen | Jiulongpo, Chongqing | Zhanjiang | Chengdu


CapitaMall
Trust

CapitaRetail China Incubator Fund ("Incubator Fund")

- Will warehouse retail projects with the potential to generate quality income after repositioning of the property, enhancing the asset or on completion of leasing activities
- Fund size of US$425 million (S$671 million)
- CapitaLand invested approx. 30% in the Incubator Fund
- Pipeline include Xihuan Plaza Retail Mall in Xizhimen, Beijing. Phase One of Xihuan Plaza Retail Mall, measuring over 780,000 sq ft, is expected to be opened by first quarter 2007



17 May 2006

CapitaLand signed sale & purchase agreement to acquire asset for RMB 1.32 billion (S$230 million)


CapitaMall
Trust

CapitaLand's Extensive Retail Pipeline in China

Retail Mall Business Presence in China

Approx. 30 assets in 25 cities measuring over 16 million sq ft



Heilongjiang
Beijing
Tianjin
Zibo
Weifang
2 cities in Jiangsu
Shanghai
Nanchang
Wuhu
1 other city in Fujian
Zhangzhou
Foshan
Huiyang
Dongguan
Shenzhen
Nei Mongol
Liaoning
Hebei
Shandong
Jiangsu
Henan
Hubei
Zhejiang
Jiangxi
Fujian
Hunan
Guangdong
Guangxi
Hainan
Xinjiang
Gansu
Mianyang
Qinghai
Chengdu
Ningxia
Shaanxi
Xizang
(Tibet)
Sichuan
Changsha
1 other city in Sichuan
Chongqing
Guizhou
Nanhai
Yunnan
Zhanjiang
Maoming

CapitaMall Trust

Investment Structure

Investors	CapitaLand		Investors
approx. 70% share of equity	approx. 30% share of equity	approx. 45% share of equity	approx. 55% share of equity

INCUBATOR FUND
Fund Size US$425 m (S$671 m)

DEVELOPMENT FUND
Fund Size US$600m (S$948m)



Right of first refusal to acquire assets from Development Fund & Incubator Fund



CHINA RETAIL REIT
7 assets worth over S$800 million
To be listed in Singapore by end 2006[1]

Note:
1 Subject to attaining all the relevant regulatory approvals



CapitaMall
Trust


CapitaMall
Trust

Participation in Development Projects in Singapore

Participation in Local Development Projects

- CMT's asset size will increase from approx. S$3.5 bn[1] to S$4.3 bn post acquisition of Raffles City
- Property Funds' guidelines allow development projects up to 10% of the REIT's asset size
- Intends to capitalise on significant asset size to take on development projects in Singapore, jointly with Sponsor, CapitaLand
- Ability to tap on CapitaLand's significant property development and management expertise
- Familiarity with local guidelines and strong track record in major asset enhancement initiatives mitigate development risks

Development profits, realised upon completion, provides upside for Unitholders

Note:

1. As at 31 March 2006


CapitaMall
Trust

CapitaMall Trust

Capital Management



Debt Capital Information as at 30 Jun 2006

Debt Maturity Profile



S$ million
450
400
350
300
250
200
150
100
50
0
58
5.2%
172
15.3%
335
29.8%
125
11.1%
433
38.6%
Revolving Credit & Bridge Loan
2007
2009
2010
2012

Key Statistics



Gearing Ratio	32.0%
Interest Cover	5.4 times
Average Cost of Debt	3.1%
Debt Rating	" AAA "
CMT's Corporate Rating[1]	" A2 "

1. Moody's has assigned a corporate family rating of "A2" to CMT with a stable outlook rating in April 2006. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch,Inc., Moody's or Standard & Poor's is obtained and disclosed to the public.



CapitaMall
Trust

Debt Structure Post-CMT RC Acquisition

CMT has One of the Most Conservative Debt Structure Among SREITs with Maturity up to 2012



S$m
1,200
1,000
800
600
400
200
30.0
28.0
Existing
CMBS to finance the CMT RC Acquisition[1]
Bridge Loan[2]
Drawn Down Loan
114.3
172.0
335.0
125.0
346.4
433.0
RCF & Drawn down loan
2007
2009
2010
2011
2012

Gearing Ratio	36.7%

1. CMT's 40% share of CMBS debt taken at RCS Trust level to part-finance the CMT RC Acquisition.
2. Bridge loan undertaken to part-finance the CMT RC Acquisition. The bridge loan will be refinanced on a long-term basis in February 2007.

CapitaMall Trust

Critical Success Factors

Critical Success Factors

Key Success Factors	Our Capability To Deliver
 **Strong & Committed Sponsor**	▪ CapitaLand is a long-term investor who is committed to grow CMT. Ability to warehouse quality assets as well as its extensive retail portfolio in Asia will provide CMT with a strong growth pipeline.
 **Sizeable Scale**	▪ CapitaLand Retail is one of the largest retail player in Asia. Ability to tap on the extensive relationships with local and foreign retailers plus strong domain knowledge in markets where we operate.
 **Integrated Retail & Capital Management Platform**	▪ Ability to leverage on CapitaLand's unique integrated platform to deliver a full suite of value added retail real estate services


CapitaMall
Trust

Critical Success Factors

Key Success Factors	Our Capability To Deliver
Competitive Cost of Capital	▪ Clearly articulated strategies coupled with a strong pipeline to deliver growth result in a lower cost of capital
Efficient Capital Management	▪ Optimal capital management strategy cum relatively conservative debt structure is in line with long-term REIT investors' preferences and provide earnings stability in rising interest rate environment
Professional Management Team	▪ Highly experienced team of multi-disciplinary professionals maximise property returns to investors ▪ Proven track records in retail development, retail management and monetisation of income producing assets through private funds, REITs & other instruments

Our Mission

To deliver stable distributions &
sustainable total returns to Unitholders



THE END




RECEIVED
2006 OCT 16 P 3:41


CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES P1-S-0002L ISSUED UNDER CAPITALAND TREASURY LIMITED'S S$3 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited wishes to announce the following interest payment in respect of the S$120 Million Floating Rates Notes Due 2011 (the "Series P1-S-0002L Notes") issued under the S$3 Billion Multicurrency Medium Term Note Programme of its wholly-owned subsidiary, CapitaLand Treasury Limited:

Principal Amount of Notes : S$120 Million

Interest Period : From 15 March 2006 to 15 September 2006

Interest Rate : 4.08661% per annum

Interest Amount : S$5,150.25 for the coupon amount of each Note having a principal sum of S$250,000

Payment Date : 15 September 2006

Paying Agent : Citicorp Investment Bank (Singapore) Limited
300 Tampines Avenue 5
#09-00 Tampines Junction
Singapore 529653

By Order of the Board

Low Sai Choy
Company Secretary
15 September 2006

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	15-Sep-2006 17:59:47
Announcement No.	00072

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "Payment of management fees by way of issue of units in Ascott Residence Trust"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.Payment.of.Mgt.Fees.150906.pdf Total size = **141K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

PAYMENT OF MANAGEMENT FEES
BY WAY OF ISSUE OF UNITS IN ASCOTT RESIDENCE TRUST

Ascott Residence Trust Management Limited (the "**Company**"), the manager of Ascott Residence Trust ("**ART**"), currently intends to receive 50% of the Management Fees in cash and 50% in units of ART ("**Units"**) for the periods from 1 March 2006 to 31 December 2006 and 1 January 2007 to 31 December 2007. This manner of payment of the Company's Management Fees was disclosed in the ART prospectus dated 6 March 2006 issued in connection with the preferential offering of Units.

The Company wishes to announce that 638,579 Units have been issued to the Company today at an issue price of S$1.1387 per Unit. These Units were issued to the Company as payment of 50% of the Base Fee and Base Performance Fee (as defined in the trust deed constituting ART (the "**Trust Deed**")) of the Management Fees (as defined in the Trust Deed") for the period from 1 March 2006 to 30 June 2006. The balance of the Management Fees of S$727,151 (excluding applicable goods and services tax) was paid in cash.

With the above-mentioned issue of Units, the Company holds an aggregate of 638,579 Units and the total number of Units in issue in ART is 454,638,579 Units.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary

Singapore, 15 September 2006

In relation to the preferential offering by The Ascott Group Limited of units in ART, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, COMMERCIAL DEVELOPMENT (M) PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	Commercial Development (M) Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
18 September 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Sep-2006 17:18:48
Announcement No.	00058

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "Proposed placement of 44,000,000 new units in Ascott Residence Trust at an issue price of between S$1.08 and S$1.16 per new unit"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.Announcement.Placement.190906.pdf Total size = **152K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

PROPOSED PLACEMENT OF 44,000,000 NEW UNITS IN ASCOTT RESIDENCE TRUST (THE "NEW UNITS") AT AN ISSUE PRICE OF BETWEEN S$1.08 AND S$1.16 PER NEW UNIT (THE "ISSUE PRICE")

1. Introduction

The Board of Directors of Ascott Residence Trust Management Limited (the "**Manager**"), as manager of Ascott Residence Trust ("**ART**"), wishes to announce that the Manager proposes to raise funds by way of a placement of 44,000,000 New Units at an issue price of between S$1.08 and S$1.16 per New Unit (the "**Placement**") to raise a gross amount of up to approximately S$51.0 million.

2. Details of the Placement

In connection with the Placement, the Manager has today entered into a placement agreement (the "**Placement Agreement**") with J.P. Morgan (S.E.A.) Limited ("**JPM**") (the "**Placement Agent and Underwriter**"), for the placement of 44,000,000 New Units to certain institutional and other investors.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Placement of New Units pursuant to the TAG Undertaking

To show its commitment to ART, The Ascott Group Limited ("**TAG**") (a substantial unitholder in ART with an aggregate interest (direct and deemed) of approximately 30.2% of the total number of existing units in ART (the "**Units**") in issue and holds a 100.0% interest in the Manager as at the date of this announcement) has executed a letter of undertaking to the Manager, DBS Trustee Ltd (as trustee of ART) and JPM dated 19 September 2006 in which it has irrevocably agreed to subscribe and/or procure subscription by any one or more of the wholly-owned subsidiaries of TAG for any New Units remaining unsubscribed pursuant to the Placement at the Issue Price, up to a maximum of such number of New Units as would be required for TAG to maintain the percentage of its unitholding in ART (direct and deemed) immediately before the Placement, after all indications of interest have been met (the "**TAG Undertaking**").

The TAG Undertaking is conditional upon:

(a) the lodgment of an offer information statement in connection with the Placement, together with all other accompanying documents (if applicable), by the Manager with the Monetary Authority of Singapore; and

(b) the grant of a waiver of Rule 812(1) of the Listing Manual by the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the placement of New Units to TAG and/or any one or more of its wholly-owned subsidiaries and the satisfaction by the Manager and/or the Placement Agent and Underwriter of the conditions of such waiver (if any).

Placement of New Units to certain Temasek-linked companies and non Temasek-linked companies

The Manager has obtained a waiver of Rule 812 of the Listing Manual from the SGX-ST to permit the placement of New Units to (i) companies within the Temasek group of companies, including companies in which Temasek Holdings (Private) Limited ("**Temasek**") has an aggregate interest of at least 10.0% but excluding Temasek,

CapitaLand Limited, TAG and its subsidiaries ("**TLCs**"); and (ii) other companies held by the Minister for Finance (Incorporated) which are not TLCs ("**Non-TLCs**").

Such waiver is conditional upon, *inter alia*:

(a) the Manager confirming that ART is independent of each TLC and non-TLC to whom the New Units are placed (if any);

(b) the Manager confirming that the number of New Units to be placed to the TLCs and non-TLCs (if any) does not exceed such number of New Units as would be required for each TLC or non-TLC (as the case may be) to maintain the percentage of its unitholdings in ART (direct and deemed) immediately before the Placement; and

(c) the Manager announcing the rationale for the placement of the New Units to the TLCs and non-TLCs.

The rationale for allowing the placement of the New Units to the TLCs and non-TLCs is that ART and its properties are managed by professional management teams independently of the TLCs and Non-TLCs to whom the New Units would be placed.

The Manager will announce the placement of New Units to the TLCs and non-TLCs (if any) and the satisfaction of the conditions of the abovementioned waiver via an announcement through the SGXNET.

Listing of the New Units

The final Issue Price will be determined following an accelerated book building process, by agreement between the Manager and JPM on a date currently expected to be 19 September 2006 (subject to change). The Manager will announce the final Issue Price in due course.

The Manager will be submitting an application to the SGX-ST for the listing and quotation of the New Units on the Main Board of the SGX-ST. The Placement shall be subject to certain conditions precedent more particularly set out in the Placement

Agreement, including the approval in-principle of SGX-ST for the listing and quotation of the New Units on the Main Board of the SGX-ST.

The Manager will announce the expected date and time of the listing of the New Units on the Main Board of the SGX-ST in due course.

Status of New Units

Upon issue and allotment, the New Units will only be entitled to participate in the distributable income of ART for the period from the date of issue of the New Units (the "**Issue Date**") to 31 December 2006 whereas the existing Units are entitled to participate in the distributable income of ART for the whole of the current distribution period from 1 July 2006 to 31 December 2006 (the "**Current Distribution Period**").

For the avoidance of doubt, the New Units will not be entitled to participate in the distribution of any distributable income accrued by ART prior to the Issue Date. Accordingly, the New Units will trade under a separate temporary stock counter on the SGX-ST from the counter for the existing Units for the period commencing from the Issue Date to the last day of "cum-distribution" trading for both the New Units and the existing Units in respect of the distributions for the Current Distribution Period (or such other period as may be determined by the Manager). After the last day of "cum-distribution" trading, the New Units and the existing Units will be aggregated and traded under the existing ART stock counter on the SGX-ST on the next market day, i.e. the first day of "ex-distribution" trading for both the New Units and the existing Units.

The New Units will rank *pari passu* in all respects with the existing Units and shall be entitled to participate in the distributable income of ART for the period from the Issue Date to 31 December 2006 and thereafter.

3. **Authority to Issue New Units**

Pursuant the trust deed constituting ART (the "**Trust Deed**"), new Units may be issued, other than by way of a rights issue offered on a pro rata basis to all existing unitholders of ART (the "**Unitholders**") without the prior approval of Unitholders in a

meeting of Unitholders if, *inter alia*, the issue (together with any other issue of Units other than by way of a rights issue offered on a pro rata basis to all existing Unitholders in the same financial year, including Units issued to the Manager for payment of fees) would not, immediately after the issue, (a) exceed such percentage of the value of the Deposited Property (as defined in the Trust Deed) at the end of the preceding financial year as may, from time to time, be permitted by the SGX-ST; or (b) exceed 20% of the number of Units currently in issue (or such other percentage of the number of outstanding Units as may, from time to time, be permitted by the SGX-ST).

As at the date of this announcement, the number of Units in issue is 454,638,579. The number of New Units to be issued pursuant to the Placement will not exceed 20% of the number of Units currently in issue. Accordingly, prior approval of Unitholders is not required for the proposed issue of the New Units under the Trust Deed.

Pursuant to the Rule 887(1) of the Listing Manual, any issue of new Units may be made without the prior approval of Unitholders in a general meeting if the issue (together with any other issue of Units in the same financial year) would not exceed 10.0% of the number of Units in issue as at the date of listing of ART.

The Placement, together with the Units issued to the Manager on 15 September 2006 for the payment of fees, would constitute approximately 9.8% of the number of Units in issue as at the date of listing of ART, which is below the 10% limit as provided for under the Rule 887(1) of the Listing Manual.

4. **Use of Proceeds**

The gross proceeds from the Placement will depend on the Issue Price of the New Units. Gross proceeds of approximately S$47.5 million will be raised at an issue price of S$1.08 per New Unit (being the bottom of the issue price range). Gross proceeds of approximately S$51.0 million will be raised at an issue price of S$1.16 per New Unit (being the top of the issue price range).

The Manager intends to use the proceeds from the Placement for the following purposes:

(a) up to approximately S$37.2 million (consisting of the purchase price of approximately S$36.7 million and associated acquisition expenses of approximately S$0.5 million) to finance the acquisition by ART of 100.0% of the issued share capital of Smooth Runner Co., Ltd ("**Smooth Runner**") from Realand Pte Ltd. and Consco (Tianjin) Investment Ltd respectively and the assignment of existing shareholders' loans owing by Smooth Runner (the "**SOT Acquisition**"). Smooth Runner owns 90.0% of the registered capital of Tianjin Consco Property Development Co., Ltd ("**Tianjin Consco**"), a Sino-foreign joint venture established under the laws of the People's Republic of China, which is the registered owner of the serviced residence portion of Somerset Olympic Tower located at 126 Chengdu Dao, Heping District, Tianjin, People's Republic of China and which also has a 33-year master lease of the commercial podium of Somerset Olympic Tower commencing from 1 July 2006 to 30 June 2039; and

(b) up to approximately S$2.2 million to finance the acquisition by Smooth Runner of the remaining 10.0% of the registered capital of Tianjin Consco (the "**SOT Minority Interest**"), which is expected to be completed on or before 31 December 2006 (subject to regulatory approvals in the People's Republic of China (the "**PRC**") being obtained for the acquisition of 4.0% of the registered capital of Tianjin Consco which is being held by a state-owned enterprise in the PRC and the conversion of Tianjin Consco (currently a Sino-foreign joint venture company) to a wholly-owned foreign enterprise);

(c) up to approximately S$9.4 million (consisting of the purchase price of approximately S$9.1 million and associated acquisition expenses of approximately S$0.3 million) to finance the acquisition by ART of 100.0% of the issued share capital of Somerset Roppongi (Japan) Pte. Ltd. from The Ascott Holdings Limited and the assignment of receivables owing by Somerset Roppongi (Japan) Pte. Ltd. to The Ascott Holdings Limited (the "**Roppongi Acquisition**"). Somerset Roppongi (Japan) Pte. Ltd. owns 40.0% of the preferred shares (being 10,000 preferred shares) and 25.0% of the common shares (being 1 common share) in the capital of MEC Roppongi Tokutei Mokuteki Kaisha, a Japan *tokutei mokuteki kaisha* incorporated under

the Japan Law Regarding Securitization of Assets (No. 105 of 1998, as amended) ("**MEC TMK**") representing an effective interest of approximately 40.0% in the capital of MEC TMK. Mitsubishi UFJ Trust and Banking Corporation, as trustee of MEC TMK, is the registered owner of Somerset Roppongi Tokyo, located at No. 3-4-31, Roppongi, Minato-ku, Tokyo, Japan, 106 - 0032. The remaining 60.0% of the preferred shares (being 15,000 preferred shares) and 75.0% of the common shares (being 3 common shares) in the capital MEC TMK would continue to be held by two unrelated third parties (Mitsubishi Estate Co., Ltd. and MEC Roppongi Funding Corporation);

(d) up to approximately S$0.8 million for the Manager's acquisition fee in respect of the SOT Acquisition and the SOT Minority Interest; and

(e) up to approximately S$1.4 million for the estimated professional fees and expenses incurred by ART in connection with the Placement.

The Manager's acquisition fee of approximately S$0.25 million in respect of the Roppongi Acquisition is to be paid for by the issue of approximately 232,000 Units to the Manager (based on an illustrative issue price of S$1.08 per Unit) as ART is acquiring Somerset Roppongi (Japan) Pte. Ltd. from The Ascott Holdings Limited, which is an "interested party" under the Property Fund Guidelines. The Units would not be sold within one year from their date of issuance in accordance with the Property Fund Guidelines. The Manager's audit committee is of the view that the Roppongi Acquisition is on normal commercial terms and is not prejudicial to the interests of ART or its minority Unitholders.

The acquisition of the SOT Minority Interest is subject to regulatory approvals in the PRC being obtained. However, the Placement is not subject to or conditional upon completion of any one of the SOT Acquisition, the Roppongi Acquisition or the acquisition of the SOT Minority Interest. In the event that the acquisition of the SOT Minority Interest is not completed, the Manager will utilise the proceeds allocated to finance the acquisition of the SOT Minority Interest as working capital for ART.

It is intended that the balance (if any) of any cost of the SOT Acquisition, Roppongi Acquisition and the acquisition of the SOT Minority Interest not covered by the net proceeds from the Placement will be funded by borrowings drawn down from existing loan facilities.

Pending the deployment of the net proceeds for the purposes mentioned above, the net proceeds from the Placement may be deposited with banks and/or financial institutions or used for any other purpose on a short-term basis as the directors of the Manager may, in their absolute discretion, deem fit.

5. Financial Effects of Placement

The pro forma financial effects of the SOT Acquisition and the Roppongi Acquisition on the net asset value per Unit as at 30 June 2006, as if Somerset Olympic Tower and Somerset Roppongi Tokyo had been included in ART's portfolio since 31 March 2006, are as follows:

	Existing Properties	**With the SOT Acquisition and the Roppongi Acquisition**
NAV (S$'000)	594,424	640,567
Issued Units ('000)	454,000	498,232
NAV per Unit (S$)	1.31	1.29

6. Offer Information Statement

The Manager has today lodged an offer information statement (the "**Offer Information Statement**") with the Monetary Authority of Singapore in connection with the Placement.

7. Documents Available for Inspection

The Placement Agreement and the Offer Information Statement are available for inspection by Unitholders from 9:00 a.m. to 5:30 p.m. at the Manager's registered

office at 8 Shenton Way, #13-01 Temasek Tower, Singapore 068811, for a period of three (3) months from the date of this announcement.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 19 September 2006

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events. This announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Offer Information Statement. Words and expressions not defined in this announcement have the same meaning as defined in the Offer Information Statement unless the context requires otherwise.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Sep-2006 17:28:48
Announcement No.	00073

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Proposed placement of new units in Ascott Residence Trust - Irrevocable Undertaking"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.annc.IrrevocableUndertaking.190906.pdf Total size = **22K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Company Registration Number 197900881N)

PROPOSED PLACEMENT OF NEW UNITS IN ASCOTT RESIDENCE TRUST ("ART") - IRREVOCABLE UNDERTAKING

In relation to the proposed placement of new units in ART (the "**New Units**") by Ascott Residence Trust Management Limited (the "**Manager**"), as manager of ART, to certain institutional and other investors (the "**Placement**"), The Ascott Group Limited (the "**Company**") wishes to announce that, as a sign of its commitment to ART, the Company has today executed a letter of undertaking (the "**Letter of Undertaking**") to J.P. Morgan (S.E.A.) Limited (the "**Placement Agent and Underwriter**"), DBS Trustee Ltd, as trustee of ART, and the Manager.

Under the Letter of Undertaking, the Company has irrevocably agreed to subscribe and/or procure subscription by any one or more of the wholly-owned subsidiaries of the Company for any New Units remaining unsubscribed pursuant to the Placement at the issue price to be agreed between the Manager and JPM, after all indications of interest under the Placement have been met, up to a maximum of such number of New Units as would be required for the Company to maintain the percentage of its unitholding in ART (direct and deemed) immediately before the Placement (the "**Irrevocable Undertaking**").

The Irrevocable Undertaking is subject to the following conditions:

(a) the lodgment of an offer information statement in connection with the Placement, together with all other accompanying documents (if applicable), by the Manager with the Monetary Authority of Singapore; and

(b) the grant of a waiver of Rule 812(1) of the Listing Manual by the Singapore Exchange Securities Trading Limited for the placement of New Units to the Company and/or any one or more of the wholly-owned subsidiaries of the Company (being a substantial unitholder of ART) and the satisfaction by the Manager and/or the Placement Agent and Underwriter of the conditions of such waiver (if any).

By Order of the Board

Hazel Chew/ Doreen Nah
Joint Company Secretaries
19 September 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	19-Sep-2006 17:32:46
Announcement No.	00078

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand - "Australand Announces Sale of Residential Property Management Portfolio"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand.annc.SaleofResidentialPortfolio.190906.pdf Total size = **132K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au


AUSTRALAND

ASX Announcement
ASX Codes: ALZ

19 September 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

AUSTRALAND ANNOUNCES SALE OF RESIDENTIAL PROPERTY MANAGEMENT PORTFOLIO

Australand today announced that it had reached agreement to sell its residential property management portfolio of properties to Wentworth Holdings Limited.

The portfolio consists of in excess of 1200 residential properties in Sydney and Melbourne developed and sold by Australand over the last five to six years.

The transaction is due to settle in early October 2006 and Wentworth has agreed to retain the Australand staff who have been involved in managing these properties.

Australand's Managing Director, Mr. Brendan Crotty, said "Australand is delighted to have reached an agreement with Wentworth in relation to the sale of its residential property management portfolio and we look forward to a smooth transition of the business and to further business opportunities with Wentworth in relation to Australand's future residential property management requirements".

It is not expected that the transaction will have a material impact on Australand's financial results for the year ended 31 December 2006.

For further information, please contact:

Michael Newsom
Company Secretary and General Counsel
Tel: 61 2 9767 2177
Email: mnewsom@australand.com.au

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Sep-2006 07:32:59
Announcement No.	00002

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "(1) Proposed placement of 44,000,000 new units in Ascott Residence Trust at an issue price of S$1.10 per new unit; and (2) Ascott Residence Trust's placement of new units 1.5 times subscribed"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has issued an announcement and a news release on 19 September 2006 on the above matters, as attached for information.
Attachments:	ART.Announcement.Issue.Price.190906.pdf ART.NewsRelease.Placement.of.New.Units.190906.pdf Total size = **248K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

PROPOSED PLACEMENT OF 44,000,000 NEW UNITS IN ASCOTT RESIDENCE TRUST (THE "NEW UNITS") AT AN ISSUE PRICE OF S$1.10 PER NEW UNIT (THE "PLACEMENT")

1. Issue Price

Further to its earlier announcement today on the Placement, the Board of Directors of Ascott Residence Trust Management Limited (the "**Manager**"), as manager of Ascott Residence Trust ("**ART**"), is pleased to announce that the issue price per New Unit has been fixed at S$1.10 per New Unit (the "**Issue Price**"), as agreed between the Manager and J.P. Morgan (S.E.A.) Limited (the "**Placement Agent and Underwriter**") following an accelerated book-building process today.

The book of orders for the Placement was closed at 6:00 p.m. today after receiving indications of interest for the New Units, was more than 1.5 times the 44,000,000 New Units available for subscription under the Placement. The New Units, representing approximately 9.7% of the number of units in ART in issue as at the date of this announcement, were placed to more than 15 quality institutional investors from Asia, Australia and Europe.

Given the good demand from investors, The Ascott Group Limited (a substantial unitholder of ART) need not subscribe and/or procure subscription for any of the New Units pursuant to the irrevocable undertaking issued to the Manager, DBS Trustee Ltd (as trustee of ART) and the Placement Agent and Underwriter today.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

The volume weighted average price of units in ART ("**Units**") based on all trades in the Units on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for the period from 18 September 2006 to 19 September 2006 (up to 12.30 p.m.) is S$1.14 per Unit (the "**Volume Weighted Average Price**"). The Issue Price represents a discount of approximately 3.5% to the Volume Weighted Average Price. Assuming that the estimated accrued distribution on the existing Units for the period from 1 July 2006 to 25 September 2006 (being the date immediately prior to 26 September 2006, the date on or around which the New Units are currently expected to be issued) is deducted, the Issue Price represents a discount of approximately 2.7% to the "ex-distribution" Volume Weighted Average Price.

2. Trading of the New Units

An application has been made by the Manager to the SGX-ST for the listing and quotation of the New Units on the mainboard of the SGX-ST. The trading of the New Units on the SGX-ST is currently expected to commence on or around 26 September 2006, subject to the SGX-ST granting its approval in-principle. The Manager will make an announcement through the SGX-ST website (www.sgx.com) upon obtaining the approval in-principle from the SGX-ST.

3. Status of the New Units

Upon issue and allotment, the New Units will only be entitled to participate in the distributable income of ART for the period from the date of issue of the New Units (the "**Issue Date**") to 31 December 2006 whereas the existing Units are entitled to participate in the distributable income of ART for the whole of the current distribution period from 1 July 2006 to 31 December 2006 (the "**Current Distribution Period**"). The New Units will rank *pari passu* in all respects with the existing Units and shall be entitled to participate in the distributable income of ART for the period from the Issue Date.

For the avoidance of doubt, the New Units will not be entitled to participate in the distribution of any distributable income accrued by ART prior to the Issue Date.

4. **Separate Temporary Stock Counter for the New Units**

As the New Units will not be entitled to participate in the distribution of any distributable income accrued by ART prior to the Issue Date, the New Units will trade under a separate temporary stock counter on the SGX-ST from the counter for the existing Units for the period commencing from the Issue Date to the last day of "cum-distribution" trading for both the New Units and the existing Units in respect of the distributions for the Current Distribution Period (or such other period as may be determined by the Manager). After the last day of "cum-distribution" trading, the New Units and the existing Units will be aggregated and traded under the existing ART stock counter on the SGX-ST on the next market day, i.e. the first day of "ex-distribution" trading for both the New Units and the existing Units.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 19 September 2006

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events. This announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Offer Information Statement. Words and expressions not defined in this announcement have the same meaning as defined in the Offer Information Statement unless the context requires otherwise.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.


ASCOTT
RESIDENCE
TRUST

FOR IMMEDIATE RELEASE

NEWS RELEASE

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

ASCOTT RESIDENCE TRUST'S PLACEMENT OF NEW UNITS 1.5 TIMES SUBSCRIBED

Proceeds to Fund Acquisitions In Tianjin And Tokyo

Singapore, 19 September 2006 – Ascott Residence Trust Management Limited (ARTML), the manager of Ascott Residence Trust (ART), is pleased to announce that the placement of 44,000,000 New Units launched on the afternoon of 19 September 2006 to institutional investors was 1.5 times subscribed as at 6pm on the same day. The New Units are priced at S$1.10 per unit, which represents a discount of 3.5% to the Volume Weighted Average Price (VWAP)[1] and a discount of 2.7% to the "ex-distribution"[2] VWAP.

The New Units were allocated to more than 15 quality institutional investors from Asia, Australia and Europe. The New Units issued represent approximately 9.7% of the number of ART units in issue and will increase the free float from 23% to 30%.

Proceeds from the placement will be used to fund the acquisitions of Somerset Olympic Tower in Tianjin, China and Somerset Roppongi in Tokyo, Japan.

Mr Lim Jit Poh, Chairman of ARTML, said, "We are pleased with the positive response to the placement. It demonstrates investors' confidence in ART's ability to execute its strategy of increasing portfolio size and geographical diversification."

Mr Chong Kee Hiong, ARTML's Chief Executive Officer, said, "This successful placement has broadened ART's investor base to include more quality institutional investors and improved the free float of the trust."

The new units will trade under a separate temporary stock counter on the mainboard of the SGX-ST, and the indicative date and time of commencement of trading is on or around 26 September 2006.

[1] Refers to the Volume Weighted Average Price of S$1.14 from 18 September 2006 to 19 September 2006 (up to 12.30pm).
[2] Excludes the estimated accrued distribution on the existing Units for the period from 1 July 2006 to 25 September 2006 (being the date immediately prior to 26 September 2006, the date on or around which the New Units are currently expected to be issued).

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

About Ascott Residence Trust

The Ascott Residence Trust is the first Pan-Asian serviced residence real estate investment trust (REIT) established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of over 2,000 units in 12 strategically located serviced residences and rental housing property in Singapore, China, Indonesia, the Philippines and Vietnam, ART was listed with an asset size of about S$856 million.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited. Listed on the mainboard of the Singapore Exchange, The Ascott Group Limited is a leading international serviced residence company with close to 17,000 serviced residence units in key cities of the Asia-Pacific region, Europe and the Middle East. Ascott boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Goh Lilian, Director, Investor Relations and Communications
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

Sonia Meyer, Assistant Manager, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	21-Sep-2006 17:21:59
Announcement No.	00043

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Divestment of stake in Premier Health Corporation (M) Sdn Bhd
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CLannc.PremierHealth.21Sep06.pdf HMI.annc.21Sep06.pdf Total size = **99K** (2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DIVESTMENT OF STAKE IN PREMIER HEALTH CORPORATION (M) SDN BHD

CapitaLand Limited ("CapitaLand") had previously announced that its indirect wholly-owned subsidiary, Premier Health Corporation International Pte Ltd ("PHCI") has agreed to dispose of its entire 65% stake (the "Divestment") in Premier Health Corporation (M) Sdn Bhd ("PHCM") to Health Management International Limited ("HMI") for RM12 million (approximately S$5.13 million) subject to the fulfillment of certain conditions.

With the fulfillment of most of the conditions precedent, PHCI has on 20 September 2006 entered into a supplemental deed to the sale and purchase agreement with HMI to, amongst other things, schedule the completion date of the Divestment to 31 October 2006 or such other date as provided in the aforesaid supplemental deed.

The Divestment is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the Divestment.

A copy of the announcement issued today by HMI on this transaction is attached for information.

By Order of the Board

Low Sai Choy
Company Secretary
21 September 2006


Health
Management
International

HEALTH MANAGEMENT INTERNATIONAL LTD (COMPANY NO. 199805241E) ("HMI" or THE "COMPANY")

ANNOUNCEMENT

1) ACQUISITION OF 65% OF THE EQUITY INTEREST IN THE ISSUED SHARE CAPITAL OF PREMIER HEALTH CORPORATION (M) SDN BHD ("PHCM") FROM PREMIER HEALTH CORPORATION INTERNATIONAL PTE LTD ("PHCI") (THE "65% ACQUISITION"):-

   i. SIGNING OF THE FOURTH SUPPLEMENTAL DEED BETWEEN THE COMPANY AND PHCM;

   ii. ASSIGNMENT BY THE COMPANY TO MAHKOTA MEDICAL CENTRE SDN BHD ("MMC") IN RELATION TO THE 65% ACQUISITION.

2) ACQUISITION OF 35% OF THE EQUITY INTEREST IN THE ISSUED SHARE CAPITAL IN THE ISSUED SHARE CAPITAL OF PHCM FROM PENANG DEVELOPMENT CORPORATION ("PDC") (THE "35% ACQUISITION").

A. ANNOUNCEMENT

1) The Company announced on 13 June 2003 that the completion date for the acquisition of the 65% stake in Premier Health Corporation (M) Sdn Bhd ("PHCM") from Premier Health Corporation International Pte Ltd ("PHCI") was re-scheduled to 11 August 2003 and, on 12 September 2003, the Company announced that the completion date was further re-scheduled to 31 December 2003.

2) The Board of Directors of the Company is pleased to announce that the Company has on 20 September 2006, executed the Fourth Supplemental Deed with PHCI ("the 4th SD") to extend the completion date for the 65% Acquisition to 31 October 2006. The Company has also executed a Deed of Assignment with MMC to assign and transfer the 65% Acquisition to MMC ("the DOA").

3) On the same date, the Company executed a Sale and Purchase Agreement with PDC in relation to the 35% Acquisition ("the PDC SPA").

4) The 65% Acquisition and the 35% Acquisition (collectively "the Acquisition") will give the Company a 100% equity interest in the issued share capital of PHCM.

B. THE ACQUISITION

5) PHCM is an investment-holding company incorporated in Malaysia and has an authorized share capital of RM500,000 consisting of 400,000 ordinary shares of RM1.00 each and 10,000,000 preference shares of RM0.01 each, of which 100,000 ordinary shares and 488,500 preference shares have been issued and are fully paid-up.

6) PHCI, an indirect wholly owned subsidiary of CapitaLand Limited, owns 65% of the equity interest in the issued share capital of PHCM comprising 65,000 ordinary shares of RM1.00 each and 317,525 preference shares of RM0.01 each .

7) PDC owns the remaining 35% of the equity interest in the issued share capital of PHCM, comprising 35,000 ordinary shares of RM1.00 each and 170,975 preference shares of RM0.01 each.

8) PHCM owns 100% of the equity interest in the issued share capital of Regency Medical Centre (Seri Alam) Sdn Bhd ("RMCSA") and 85% of the equity interest in the issued share capital of Regency Medical Centre (Sungei Petani) Sdn Bhd ("RMCSP").

9) The following properties are owned by RMCSA and RMCSP respectively:

   i. RMCSA owns a six-storey purpose-built medical centre ("RMC building") situated on 38,426 sq m of freehold land in the new township of Bandar Seri Alam, about 18km east from Johor Bahru. Construction work for the 218-bed medical centre has been completed with the Certificate of Fitness obtained in March 2002. The building has a gross floor area of approximately 20,300 sq m and a net floor area of about 13,730 sq.

   ii. RMCSP owns a piece of 38,000 sq m freehold land located in the outskirts of Sungei Petani, approximately five km from the town centre which has received approval from the local authority to be developed as a 200-bed medical centre.

10) The net asset value of PHCM as at 31 December 2005 is approximately RM18.5 million. The purchase consideration (the "Purchase Consideration") arrived at on a willing buyer, willing seller basis is as follows:

   i. the purchase consideration for the 65% Acquisition is RM12,000,000.00; and

   ii. the purchase consideration for the 35% Acquisition is RM6,461,538.46.

11) The completion of the the Acquisition is as follows:

   i. the completion date for the 65% Acquisition will be on 31 October 2006 (the "65% Acquisition Completion Date") or such other date as provided in the 4th SD; and

   ii. the completion date for the 35% Acquisition will be 19 December 2007 (the "35% Acquisition Completion Date").

12) The completion of the Acquisition is subject to, *inter alia*, the following conditions precedent which have yet to be fulfilled:

   i. For the 65% Acquisition:

      a. The Shareholder's approval of the Company approving the purchase of the 65% equity interest in the issued share capital of PHCM by the Company.

   ii. For the 35% Acquisition:

a. PDC obtaining a waiver of the pre-emptive rights by PHCI, the other shareholder of PHCM, on the sale of the 35% equity interest to the Company; and

b. The Shareholder's approval of the Company approving the purchase of the 35% equity interest in the issued share capital of PHCM by the Company.

C. ASSIGNMENT BY THE COMPANY TO MMC IN RELATION TO THE 65% ACQUISITION

13) Pursuant to the DOA, the Company has assigned the 65% Acquisition to MMC, (a subsidiary of the Company) and/or its nominated holding company.

D. RATIONALE FOR THE ACQUISITION

14) Hospital operations and management are amongst the core businesses for the Company and its subsidiaries (the "HMI Group"). Presently, the HMI Group is a regional healthcare services and education provider with presence in Singapore, Malaysia and Indonesia.

15) MMC is a subsidiary of the Company which owns and operates the 228-bed Mahkota Medical Centre in Melaka, Malaysia.

16) The RMC building is strategically located in a new township with close accessibility to Johor Bahru and Singapore as well as Indonesia and the South East Asia region. Upon the completion of the Acquisition, the HMI Group would hold an equity interest of 100% in the issued share capital of PHCM, enabling the Group to enter the private healthcare market in Johor.

17) The Acquisition is in line with the HMI Group's strategy to expand its network of hospital operations and management in Malaysia. The Group believes that there is room for growth in the private healthcare market in Johor.

18) The Acquisition is expected to spread the business risk of the HMI Group by developing its healthcare businesses in different geographical locations.

19) The Acquisition will complement the existing hospital operations, providing economies of scale to the HMI Group and further enhancing the Company position as a major healthcare player in Malaysia.

E. FINANCIAL EFFECTS

20) The Acquisition will be financed through the internal resources of the HMI Group.

21) The financial effects of the Acquisition are based on the unaudited financial statements of the Group for the financial year ended 30 June 2006. It is assumed that the Acquisition had been completed on 1 July 2005.

i. The Acquisition would have no effect on the issued and paid-up capital of the Company.

ii. The financial effects on the net tangible asset (NTA) of the HMI Group as at 30 June 2006 are as follows :

	Before Acquisition	After Acquisition
NTA (S$'000)	20,251	20,582
NTA per share (cents)	5.89	5.99

iii. The financial effects on the earnings per share (EPS) of HMI are as follows :

	Before Acquisition	After Acquisition
EPS (cents)	0.42	0.52

F. RELATIVE FIGURES AS SET OUT IN RULE 1006 OF THE LISTING MANUAL

22) Based on the latest unaudited consolidated accounts of the Group for the financial year ended 30 June 2006, the relative figures computed on the bases set out in Rule 1006 of the Listing Manual are as follows:

i. Net loss attributable to PHCM for the financial year ended 31 December 2005 was RM2,276,000 (approximately S$1.01 million).

ii. Purchase consideration for the Acquisition compared with market capitalisation of the HMI Group

the 35% Acquisition : 8%

the 65% Acquisition : 14%

G. DIRECTORS AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

23) None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the Acquisition.

BY ORDER OF THE BOARD
Dr. Gan See Khem
Chairman/Managing Director
21 September 2006

Submitted by Dr. Gan See Khem, Chairman/Managing Director on 21 September 2006 to SGX.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Sep-2006 17:34:35
Announcement No.	00059

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "Proposed placement of 44,000,000 new units in Ascott Residence Trust at an issue price of S$1.10 per new unit"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ARTannc.Approval.In.Principle.210906.pdf Total size = **150K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

PROPOSED PLACEMENT OF 44,000,000 NEW UNITS IN ASCOTT RESIDENCE TRUST (THE "NEW UNITS") AT AN ISSUE PRICE OF S$1.10 PER NEW UNIT (THE "PLACEMENT")

1. Introduction

Further to its earlier announcements dated 19 September 2006 on the Placement, the Board of Directors of Ascott Residence Trust Management Limited (the "**Manager**"), as manager of Ascott Residence Trust ("**ART**"), is pleased to announce that the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has today granted approval in-principle for the listing and quotation of the 44,000,000 New Units proposed to be issued under the Placement, on the mainboard of the SGX-ST, subject to the following conditions:

(a) compliance with the continuing listing requirements of the SGX-ST;

(b) submission of an undertaking from the Manager to (i) make periodic announcements on the use of the proceeds from the Placement as and when the funds are materially disbursed; and (ii) provide a status report on the use of the proceeds from the Placement in the annual report of ART; and

(c) notification to the SGX-ST pursuant to Rule 864(4) of the Listing Manual if, before the commencement of dealing in the New Units, the Manager becomes aware that (i) there has been a significant change affecting any matter contained in the application for the listing and quotation of the New Units; or (ii) a significant new matter has arisen which would have been required to be included in the application if it had arisen before the application was submitted.

The undertaking in sub-paragraph (b) above has been submitted to the SGX-ST today.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

2. Status of the New Units

Upon issue and allotment, the New Units will only be entitled to participate in the distributable income of ART for the period from the date of issue of the New Units (the "**Issue Date**") to 31 December 2006 whereas the existing Units are entitled to participate in the distributable income of ART for the whole of the current distribution period from 1 July 2006 to 31 December 2006 (the "**Current Distribution Period**"). The New Units will rank *pari passu* in all respects with the existing Units and shall be entitled to participate in the distributable income of ART for the period from the Issue Date.

For the avoidance of doubt, the New Units will not be entitled to participate in the distribution of any distributable income accrued by ART prior to the Issue Date.

3. Separate Temporary Stock Counter for the New Units

As the New Units will not be entitled to participate in the distribution of any distributable income accrued by ART prior to the Issue Date, the New Units will trade under a separate temporary stock counter, **ASCOTTREIT A**, on the SGX-ST from the counter for the existing Units for the period commencing from the Issue Date to the last day of "cum-distribution" trading for both the New Units and the existing Units in respect of the distributions for the Current Distribution Period (or such other period as may be determined by the Manager). After the last day of "cum-distribution" trading, the New Units and the existing Units will be aggregated and traded under the existing ART stock counter on the SGX-ST on the next market day, i.e. the first day of "ex-distribution" trading for both the New Units and the existing Units.

Approval in-principle by the SGX-ST is not to be taken as an indication of the merits of ART, the Units or the Placement.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 21 September 2006

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events. This announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Offer Information Statement. Words and expressions not defined in this announcement have the same meaning as defined in the Offer Information Statement unless the context requires otherwise.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Sep-2006 18:32:43
Announcement No.	00088

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "(1) Capital reduction, capital distribution and special dividend; (2) Notice of books closure; and (3) Expected date for payment"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matters, as attached for information.
Attachments:	Raffles.Capital.Distribution.and.Special.Dividend.Notice.of.Books.Closure.220906.pdf Total size = **24K** (2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

(1) CAPITAL REDUCTION, CAPITAL DISTRIBUTION AND SPECIAL DIVIDEND
(2) NOTICE OF BOOKS CLOSURE
(3) EXPECTED DATE FOR PAYMENT

The Board of Directors of Raffles Holdings Limited ("**RHL**" or the "**Company**") refers to the capital reduction exercise (the "**Capital Reduction**") by the Company and capital distribution (the "**Capital Distribution**") of S$0.37 in cash for each ordinary share ("**RHL Share**") in the capital of the Company, and a special interim tax exempt (one-tier) dividend for the financial year ended 31 December 2006 (the "**Special Dividend**") of up to S$0.33 in cash for each RHL Share.

*All capitalised terms used and not defined herein shall have the same meanings given to them in the Company's circular to shareholders dated 15 June 2006 (the "**Circular**") in relation to, inter alia, the Capital Reduction and the Capital Distribution.*

Return of Cash to Shareholders through the Capital Distribution and Special Dividend

Pursuant to the completion of the Sale on 1 September 2006, TPPL has distributed the net cash proceeds from the Sale to its shareholders on a pro-rata basis, Tincel Limited (55 per cent.) and the Company (45 per cent.), after retaining sufficient cash for estimated liabilities. As mentioned in the announcement dated 13 June 2006, the Company does not intend to invest in or acquire any new businesses and it intends to return all available cash (after making provisions for tax and other liabilities) to Shareholders through *inter alia* the following means:-

(a) Capital Distribution of **S$0.37 in cash** for each RHL Share, which the Company expects to pay to Shareholders in October 2006; and

(b) the Special Dividend of **up to S$0.33 in cash** for each RHL Share, which the Company expects to pay to Shareholders in October 2006. The exact amount of Special Dividend will be announced after the Company has finalised its provisions for tax and other liabilities as of 30 September 2006, and is conditional upon the Capital Reduction becoming effective.

Notice of Books Closure

NOTICE IS HEREBY GIVEN that subject to the Company announcing the definitive amount of the Special Dividend, the Transfer Books and Register of Members of the Company will be closed on **9 October 2006 at 5.00 p.m.** ("**Books Closure Date**") for the purposes of determining Shareholders' entitlements to the Capital Distribution and the Special Dividend. Registrable transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 9 October 2006 will be registered to determine Shareholders' entitlement to the Capital Distribution and the Special Dividend. Depositors whose Securities Accounts with CDP are credited with RHL Shares as at 5.00 p.m. on 9 October 2006 will be entitled to the Capital Distribution and the Special Dividend.

Entitlements of Shareholders to the Capital Distribution and Special Dividend

Pursuant to the Capital Reduction and the Capital Distribution, Shareholders will receive S$0.37 for each RHL Share held as at the Books Closure Date. The definitive amount to be received by Shareholders for each RHL Share held as at the Books Closure Date pursuant to the Special Dividend will be announced in due course.

Scripless RHL Shares

In the case of Shareholders being Depositors, such Shareholders having RHL Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have their entitlements to the Capital Distribution and the Special Dividend (i) credited into their bank accounts if they have elected for CDP's direct crediting service or (ii) paid to them by way of cheques despatched to them by CDP by ordinary post at their own risk, on the Expected Payment Date.

Scrip RHL Shares

In the case of Shareholders not being Depositors, such Shareholders whose names are registered in the Register of Members of the Company as at the Books Closure Date will have cheques for the payment of their entitlements to the Capital Distribution and the Special Dividend despatched to them by ordinary post at their own risk on the Expected Payment Date.

Shareholders not being Depositors who wish to deposit their RHL Shares with CDP prior to the Books Closure Date must deliver their share certificates in respect of their RHL Shares, together with the duly executed instruments of transfer in favour of CDP, at least nine Market Days prior to the Books Closure Date in order for their Securities Accounts maintained with CDP to be credited with the relevant RHL Shares prior to the Books Closure Date.

Timetable

The following timetable setting out the relevant expected dates and times leading to the payment of the Capital Distribution and the Special Dividend is conditional on the Company announcing the exact amount of the Special Dividend:

Event		Date
Books Closure Date for the Capital Distribution and the Special Dividend	:	9 October 2006 at 5.00 p.m.
Payment Date for the Capital Distribution and Special Dividend ("**Expected Payment Date**")	:	17 October 2006

Shareholders to exercise caution when trading RHL Shares

In the meantime, the Company advises that Shareholders exercise caution when dealing in their RHL Shares. Shareholders should refrain from taking any action in respect of their RHL Shares which may be prejudicial to their interests.

By Order of the Board

Ng Lai Leng
Company Secretary
Singapore, 22 September 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Sep-2006 12:37:36
Announcement No.	00019

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Establishment of indirect subsidiary, CapitaLand Vista Joint Venture Company Ltd
Description	The attached announcement and news release issued by CapitaLand Limited on the above matter are for information.
Attachments:	CRL.CapitaLandVistaJV.pdf CLnewrelease.25Sep2006.pdf Total size = **151K** (2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT SUBSIDIARY, CAPITALAND VISTA JOINT VENTURE COMPANY LTD

Further to the announcement made on 14 February 2006, CapitaLand Limited ("CapitaLand") wishes to announce that it has obtained a foreign investment licence from the Ministry of Planning and Investment of Vietnam for the establishment of a joint venture company in Vietnam:

Name	:	CapitaLand Vista Joint Venture Company Ltd ("CapitaLand Vista")
Principal Activity	:	Property Development
Registered Capital	:	US$14 million

CapitaLand (Vietnam) Holdings Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand, will hold 80% of the registered capital of CapitaLand Vista, whilst Phu Gia Real Estate & Commercial Construction Co., Ltd. and Thien Duc Trading-Construction Company Ltd, both of which are parties unrelated to CapitaLand Group, will each hold a 10% stake in CapitaLand Vista.

Upon the above establishment, CapitaLand Vista will become an indirect subsidiary of CapitaLand.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
25 September 2006



For Immediate Release
25 September 2006

NEWS RELEASE

CapitaLand receives foreign investment licence for its Vietnam residential project

Singapore, 25 September 2006 – CapitaLand has received the foreign investment licence from the Ministry of Planning and Investment of Vietnam for its residential development in An Phu Ward, Ho Chi Minh City. The company had entered into a conditional joint venture agreement in February this year to acquire and develop an approximately 23,000-square metre residential site in the city. CapitaLand will have an indirect majority stake of 80% in the joint venture. The remaining shareholders are Phu Gia Real Estate & Commercial Construction Co., Ltd (10%) and Thien Duc Trading-Construction Company Ltd (10%).

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "Vietnam's major cities, such as Ho Chi Minh City and Hanoi, have enjoyed robust economic growth over the past few years. This has spurred strong demand for well-designed and well-built homes, especially amongst a growing group of affluent young professionals. For this site, we will build a high-rise condominium for the mid to high-end segment of the market. The condominium will offer a comprehensive range of recreational facilities and lush landscaped gardens, setting it apart from other developments in the vicinity.

"The project will have an estimated 1,100 elegant homes tailored for both the local buyers, as well as expatriates working and residing in Ho Chi Minh City. The first phase, comprising about 300 homes, will be ready for launch by the first quarter of 2007. Buyers will have a choice of two-, three- and four-bedroom unit types."

The site is strategically located along the Hanoi Highway in the prime residential An Phu Ward in District 2. This is an exclusive residential area that is popular among well-heeled locals, and the expatriate community in Ho Chi Minh City. The site is near to social amenities, convenience shops including the Metro hypermarket, and the British International School.

The condominium will be designed by award-winning Singapore companies, namely architect RSP Architecture Planners & Engineers (Pte) Ltd and landscape architect Tierra Design (Singapore) Pte Ltd.

About CapitaLand Group (www.capitaland.com.sg)
CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by : **CapitaLand Limited *(Regn. No.: 198900036N)***
Date : **25 September 2006**

For more information, please contact:

Media Contact
Nicole Neo, Communications
DID : (65) 68233218
nicole.neo@capitaland.com.sg

Analyst Contact
Harold Woo, Investor Relations
DID : (65) 68233210
harold.woo@capitaland.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Sep-2006 17:25:18
Announcement No.	00052

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation slides "Focus, Balance & Scale" to be presented to investors on 25 September 2006 at 11th Annual JP Morgan Asia Pacific Equities Conference 2006 in New York
Description	The attached announcement by CapitaLand Limited on the above matter is for information.
Attachments:	JPMorganRoadshow2006.25Sep2006.pdf Total size = **2534K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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82 - 4507

CapitaLand

Focus, Balance & Scale

Olivier LIM, Group Chief Financial Officer
Harold WOO, Senior Vice President Investor Relations



September 2006

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.


CapitaLand

Our Fundamentals & Business Model

CapitaLand

Basic Principles

Focus	Balance	Scale
Real Estate (RE) Value Chain:	High Growth Countries across Asia	Management Centres in Key Countries
RE Development	Diversified Income Streams	Significant Expansion through Platforms
RE Investment	Multi-Sector Businesses	Strategic Partnerships
RE Financial Solutions	Trading vs Investment Assets	Acquisitions

CapitaLand

Our Three-Pronged Business Strategy

- 'Multi-Local' Strategy Drives Sustainable Overseas Earnings
  - — 73% EBIT from overseas
  - — Developing new growth markets
- Increase Real Estate Financial Services & Fee Income
  - — AUM of S$8.7 billion, targeting S$13 billion by 2007
  - — Scalable fund management model, cross border opportunities
- Active Capital Management Aimed at Creating Value
  - — Completed divestment of non-strategic businesses (Raffles' hotel business and PREMAS) and unlocked value for shareholders
  - — Improving efficient capital structure & lowering cost of capital
  - — Re-deploying capital into higher yielding investments


CapitaLand

Group Structure


CapitaLand
Real Estate
Hospitality
Financial Services
Residential
Retail
Commercial & Integrated Devt
Integrated, Leisure, Entertainment & Conventions
Mixed Use Development
Serviced Residences
Financial
100%
CapitaLand Residential
54%*
AUSTRALAND
100%
CapitaLand Retail
31.4%*
CapitaMall Trust
100%
CapitaLand Commercial
30.4%*#
CapitaCommercial Trust
100%
CapitaLand ILEC
59%*
Raffles Holdings
67%*
The Ascott
30%*
Ascott Residence Trust
47%*
100%
CapitaLand
100%
Reit Management

CapitaLand Group comprises 7 listed Companies with total Market Capitalisation of more than S$18.7 billion^

* Listed Entities ^ as at 1st Sep 2006, net of common holdings # POST completion of Raffles City acquisition



Asia – Fastest Growing Region



GDP Growth of Major Economies (% yoy)
GDP Growth (% p.a.)
8
7
6
5
4
3
2
1
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Asia (incl. Australia)
Asia growth 78% higher than rest of world (2.6% pt above)
US
World
OECD
EU (25 countries)
Japan
EIU Forecast

Sources: EIU and CapitaLand Research (16 June 2006)



CapitaLand

Plugging into Asian Growth


Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Future Growth 20+ yrs above average

Window to Asian Growth

CapitaLand

Capital Efficient Model + Shareholder Value Focus

Residential | Retail | Office | Integrated Developments

Economic Activity | Rising Incomes | Urbanisation | Consumerism | Leisure & Entertainment

Asia Rising: Future Growth 20+ yrs above average

Capturing the Greatest Value Added


Land Purchase
Approvals
Construction
Leasing
Operating
Investment
R.E.
ASSET
VALUE
ASSET
VALUE
GREATEST
VALUE ADDED
R.E.
ASSET
VALUE
R.E.
ASSET
VALUE
R.E.
ASSET
VALUE
LOWER VALUE ADDED

Quick Re-cycling of Capital



Land Purchase
Approvals
Construction
Sale
Ready Exits
"Liquid Real Estate"
CMT
CCT
Other Income Funds
Recycle Capital
R.E. ASSET VALUE
R.E. ASSET VALUE
R.E. ASSET VALUE
CASH
Capture area of greatest VALUE CREATION, then: RECYCLE CAPITAL

Our Business Model



(1) Origination
(2) Structuring
(3) Underwriting
(4) Distribution
Real Estate Risk Assets
Jellicoe
Waterina
Funan
Raffles City
Capital Tower
George Street
Vehicles/ Structures
CRL
Aragorn
CMT / CRS
Tincel
CCT
Funds/SPVs
CapitaLand
Customers
Buyers & Investors
Residential Properties etc.
Debt
CMBS
Mezz/Sub-Debt
REIT Units
Equity
Direct Assets
Financial R.E. Risk Assets

Capital Allocation by Geography 2001 to 2006


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
1H 2006
Europe
Australia & New Zealand
Singapore
Other Asia
China
6%
7%
9%
11%
16%
19%
21%
21%
6%
7%
7%
9%
18%
20%

* For 2000, China includes Hong Kong and Europe refers primarily to the United Kingdom.
^ From 2001 "*Other Asia*" includes Indonesia, Hong Kong, Japan, Malaysia, Philippines, Thailand, Cambodia & Vietnam.
^^ "*Others*" includes the United States of America, South America and the Middle East/Mediterranean region.


Business Strategy on Track
CapitaLand

1H 2006 – Strategy on Track

- **Strong PATMI of S$288.7 million, up 35% y-o-y**
- **Multi-local strategy drives sustainable overseas earnings**
  - Overseas: 73% of Group EBIT
  - Multi-sector China business: S$228m EBIT, ↑ 63% YoY
  - Singapore: S$144m EBIT, ↑ 31% YoY
- **Growing the Financial Services business unit**
  - Achieved AUM of S$8.7b, ↑ 34% YoY
  - Higher recurring fees led to 36% YoY increase in EBIT
- **Active capital management**
  - Paid 6 ¢ core dividend + 12 ¢ special dividend
  - Strong financial capacity: D/E of 0.55


CapitaLand

1H 2006 – Profit Growth



	1H 2005	1H 2006	Change
PATMI (S$ million)	213.6	288.7	↑ 35.2%
EPS (S cents)	8.3	10.5	↑ 26.5%
NTA / share (S$)	2.13	2.33	↑ 9.4%


CapitaLand



Growth in Continuing Operations



S$ million	1H 2005	1H 2006	Change
PATMI	213.6	288.7	↑ 35.2%
PATMI (Cont. Ops)*	168.8	280.3	↑ 66.1%

* Excludes (1) contributions from PREMAS & the hotel business for 1H 2005 (S$13.6m) and (2) divestment gains (1H 2005: S$31.2m; 1H 2006: S$8.4m)


CapitaLand

1H 2006 – Overseas Contribution



By Geographical Location
Total Assets
S$18.7 billion
Europe 7%
China 19%
Australia & NZ 21%
Other Asia* 10%
Singapore 43%
Revenue
S$1,430.4 million
Europe 8%
China 16%
Australia & NZ 37%
Other Asia* 4%
Singapore 35%
EBIT
S$528.7 million
Europe 5%
Australia & NZ, 19%
China 43%
Singapore 27%
Other Asia* 6%
57% of Assets Overseas contributed 73% to Group EBIT

* Includes HK, Indonesia, Japan, Malaysia, Philippines, Thailand & Vietnam



CapitaLand

Financial Capacity

	1H 2005	1H 2006	Change
Net Debt (S$ billion)	5.13	4.97	Improved
Equity (S$ billion)	7.90	9.09	Improved
Net Debt / Equity	0.65	0.55	Improved
% Fixed Rate Debt	75.0	61.0	Satisfactory


CapitaLand

Debt Coverage



	1H 2005	1H 2006	Change
Finance Cost (S$ million)	130.7	143.6	+ 9.9%
Interest Cover Ratio (ICR)	5.55	6.47	Improved
Interest Service Ratio (ISR)	8.57	3.63	Satisfactory

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

CapitaLand

Financial Capacity



S$ billion
10
9
8
7
6
5
4
Equity
Net Debt
2000
2001
2002
2003
2004
2005
1H06

CapitaLand


Expanding Our Market Presence
CapitaLand

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

China Diversified Growth
Multi-sector; Multi-region;
Long-term commitment

Singapore Reflation
Multi-sector quality portfolio;
43% of total assets

Leading Mall Owner & Operator
Singapore, China, India & Japan

Financial Services
1st mover; High AUM growth;
Good flows & access to global capital

New Markets
E.g. Thailand, India, Vietnam, Malaysia and Bahrain


Asia
Australia


CapitaLand

Asset Allocation – China (S$ 3.6b – 19%)


Serviced
Residences
14.8%
Residential
32.2%
Commercial &
Integrated Devt
16.1%
Retail
36.9%

CapitaLand

China Diversified Growth
– Strategic Residential Expansion

Pipeline of up to 35,000 units in high-growth regions

- **South Western China**
  - **Chengdu Zhixin JV**
    - 25,000 mid-end units
- **Pearl River Delta**
  - **20% stake in Lai Fung**
    - 1 million sqm landbank
  - **Jinshazhou site, Guangzhou**
    - 3,000 units
- **Bohai Economic Rim**
  - **2 sites in Chaoyang, Beijing**
    - 1,100 units
- **Yangtze River Delta**
  - **Hangzhou site**
    - 1,200 units

* Above examples highlight only key devts in addition to existing developments.



Bohai Economic Rim
HQ
Dalian
Qingdao
Yangtze River Delta
HQ
Shanghai
Ningbo
Wenzhou
South Western China
HQ
Xiamen
Pearl River Delta
HQ
Shenzhen
Hong Kong
Haikou

Impact on CapitaLand

1. Residential sales

Quarter by Quarter sales figure since 2005


450
400
350
300
250
200
150
100
50
0
¥700,000,000
¥600,000,000
¥500,000,000
¥400,000,000
¥300,000,000
¥200,000,000
¥100,000,000
¥0
2005Q1
2005Q2
2005Q3
2005Q4
2006Q1
2006Q2
Units
Sales Value

Impact on CapitaLand

Month by month sales figure for 2006 up to July


300
250
200
150
100
50
0
¥450,000,000
¥400,000,000
¥350,000,000
¥300,000,000
¥250,000,000
¥200,000,000
¥150,000,000
¥100,000,000
¥50,000,000
¥0
Jan
Feb
Mar
Apr
May
Jun
Jul
Units
Sales Value

Buyer profile of CCH projects

Local buyers	> 90%
HK/Taiwanese/ Others	< 10%


CapitaLand

Impact on CapitaLand

2. Capital Structure – 50% registered capital

For residential portfolio

- More onshore cash needed
- Impact may be mitigated via cash management onshore

Retail, commercial projects

- Less tax shield
- Less shareholders' loan => harder to repatriate cash trapped onshore

3. **Long-term investment opportunities at reasonable values**

   Entry barrier significantly raised for both local and foreign players

4. **No significant impact on capital values of existing assets**


CapitaLand



Our Actions

Business Aspect:

1. Continue to focus on owner occupation and local market
2. Selective participation in Economical Housing projects
3. Review capital structure in view of new requirement – particularly for long term commercial projects

Our Business Position:

1. Long term investor/developer
2. Socially responsible developer/investor


CapitaLand

China Diversified Growth
– Secured mall pipeline

Approximately 30 malls in 25 cities
(over 16 million sq ft)

○ **Operational** (as at 1H 2006)

▲ **Other retail malls in the pipeline**



Beijing
Tianjin
Weifang
Zibo
2 cities in Jiangsu
Shanghai
Wuhu
Nanchang
Fujian (1 other city)
Zhangzhou
Foshan
Huiyang
Shenzhen[1]
Dongguan
Chengdu
Mianyang
Chongqing
Changsha
Sichuan (1 other city)
Nanhai
Zhanjiang
Maoming

[1] Phase 1 of Wal-Mart Asia Pacific HQ



China Diversified Growth
– Mixed Devt. Strategy using "Raffles City" brand

- **Mixed development (office, retail, residential & serviced residences)**
  - 97,665 sqm above ground; 48,263 sqm below ground
- **Diagonally across busiest transportation hub in Beijing**
  - Bustling area of Dongzhimen (东直门), 2nd Ring


CapitaLand
CapitaLand
Raffles City Beijing
CapitaLand

Singapore Reflation

S'pore GDP Growth (quarterly y-o-y)



%
14
12
10
8
6
4
2
0
12.3
7.4
6.9
3.4
5.7
7.6
8.7
10.8
8.1
2Q'04
4Q'04
2Q'05
4Q'05
2Q'06

- **9.4% economic growth in 1H 2006**
  - 6.5% to 7.5% growth projected for 2006
- **Positive growth momentum across major sectors**
- **81,500 jobs created in 1H 2006**
  - 2.9% Unemployment rate
- **Positive spillover from government initiatives to create vibrant city**
  - Travel, leisure, shopping & MICE focus
  - Revitalisation of Orchard Road
  - Regional hub: Finance, education, R&D, wealth mgmt and healthcare tourism.
  - Low corporate and personal tax rates

Sources: Singapore Department of Statistics,
Ministry of Trade and Industry



Asset Allocation – Singapore (S$ 8.1b – 43%)


Others
18.9%
Residential
20.2%
Serviced
Residences
6.4%
Financial
Services
0.2%
Retail
21.9%
Commercial &
Integrated Devt
32.3%

CapitaLand

Singapore Residential – 2006 Launches

Project	Tenure	Launch Units
Citylights	99 year	210 high-rise city units
Varsity Park Condominium	99 year	Additional 82 units
RiverGate	Freehold	175 riverfront units
RiverEdge	99 year	Additional 58 units
Scotts HighPark	Freehold	73-unit high rise luxury development
Alexandra Rise	99 year	Estimated 380-unit high rise urban development



Singapore Reflation
– Quality Residential Projects

- **Scotts HighPark**
  - 2 residential towers (73 freehold units)
  - Penthouse series: 27-storey tower with luxurious apartments
    - › Unprecedented feature of private verandas across apartment frontages
  - TOP early 2010



SCOTTS
HIGHPARK
Newton Rd
Bukit Timah Rd
Newton Circus
NEWTON MRT
Scotts Rd
Clemenceau Ave North
Cairnhill Rd
Orchard Rd
Orchard Link
Grange Rd
ORCHARD MRT
Scotts HighPark

Singapore Reflation
– Orchard Turn Mixed Development

- Design & construction awarded to Penta-Ocean (S$478m)
- Over 1 million sq ft retail space & super luxury homes on completion
  - Tallest residential block in Orchard Road
- Completed S$1.56 billion Syndicated Credit Facilities


Orchard Turn Development (Artist impression)

Singapore Reflation
– Sentosa Integrated Resort Bid

- **Partnering Kerzner (to bid & develop integrated family-oriented resort on Sentosa)**
  - Sol Kerzner: significantly transformed tourism industry in
    - South Africa (Sun City Resort) ; Bahamas (Atlantis, Paradise Island)
  - The Atlantis brand: top warm weather family destination in North America
- **Legendary Frank O. Gehry appointed principal architect and designer**
  - Winner of Pritzker Architecture Prize ("Nobel Prize" of architecture)
  - Renowned for landmark tourist attractions like the:
    - Guggenheim Museum (Bilbao, Spain) & Jay Pritzker Pavilion (Chicago)



Atlantis, Paradise Island (Bahamas) | Guggenheim Museum (Bilbao, Spain)

Asian Mall Growth – Strong Pipeline

Operational Malls

China
(7)
Japan
(4)
India
Singapore
(15)

( ) indicates operational malls as at 1H 2006

Pipeline

Singapore
- **Raffles City** (by Aug 2006)
- **VivoCity** (Oct 2006)
  - Retail devt. manager
- **Orchard Turn** (4Q 2008)

China
- **>50% of 21 Wal-Mart malls** to open by end 2006
- Strong pipeline to grow

Japan
- Capacity to grow asset size to over US$1.3b
  - CapitaRetail Japan Fund

India
- 50 malls in 2 to 3 years
  - across 30 cities; 14 states
  - assets worth US$1.2b.
  - GFA of over 15m sq ft



China & India Retail – Huge Growth Potential


Comparative Penetration of Organised Retail
100%
80%
60%
40%
20%
0%
97%
3%
80%
20%
70%
30%
60%
40%
45%
55%
19%
81%
15%
85%
India
China
Indonesia
Thailand
Malaysia
Taiwan
US
Organised
Traditional

Source: *"The Great Indian Retail Story"*, Ernst & Young.

CapitaLand

Integrated China Retail Mall Strategy

(Through Development & Incubator Retail Funds of over US$1 billion and REIT)

CapitaLand

~ 30% share equity | ~ 45% share equity

Incubator Fund

- **Fund Size**: US$ 425m
- **Warehouse** quality income generating retail projects
  - — Pipeline includes Xihuan Plaza Retail Mall in Beijing

Development Fund

- **Fund Size**: US$ 600m
- **Invest** in China retail projects
  - — 21 Wal-Mart anchored malls
  - — Wal-Mart Asia HQ in Shenzhen
  - — 14 other malls by SZITIC possible

1st Right to Acquire Assets in Both Funds

Proposed China REIT (by 2006)

- Expected to own 7 quality assets worth over S$800m
  - — Pipeline includes Anzhen Mall anchored by Beijing Hualian Group

Joint Venture with Pantaloon Retail (India) Ltd

- **US$75mil investment in Horizon Fund**
  - Target fund size: US$350m
  - Invest in retail mall developments in India
  - 4 potential projects identified
    (Total retail GFA: 4.1m sqft ; Estimated total asset value: US$330m)
- **Setting up of JV retail management company**
  - Manage retail properties owned/managed by Pantaloon (Kshitij Venture Capital & Horizon Funds) and funds/REITs jointly created
- **Setting up of JV fund management company**
  - To create retail Development Fund, Income Fund or REITs
  - CapitaLand will invest 20-40% in these funds or REITs

Pantaloon – Largest Retailer in India with Diversified Business



BANGALORE CE

Potential Pipeline of 50 Retail Assets across India

Kshitij Fund & Horizon Fund will

- Develop close to 50 malls spread across 30 cities & 14 states in India
  - Target completion: Next 2-3 years
  - Total retail GFA: ~ 15mil sq ft
  - Estimated total asset value: US$1.2 bil (S$1.9 bil)

Properties	No. of Assets	Retail GFA ('000 sq ft)
To be acquired by Kshitij Fund	14	3,760
To be acquired by Horizon Fund	6	5,150
Leased & Managed by Pantaloon	30	6,422
Total	**50**	**15,332**

* Based on company's estimates. Actual numbers subject to change.

Financial Services – High AUM Growth

S$ billion

Year	AUM (S$ billion)
2002	2.4
2003	3.3
2004	6.3
2005	8.5
Q3 2006	10.9* (incl. 2.2)
2007	13.0 (Target)

AUM CAGR 40%

* After completion of Raffles City acquisition by CCT and CMT


CapitaLand

CapitaLand's Private Property Funds

CapitaLand China Residential Fund
US$61 million
Invest in residential projects in Shanghai, Beijing & Guangzhou

CapitaLand China Development Fund
US$1.0 billion
Invest in large mixed-use development projects in China

CapitaRetail China Development Fund
US$1.5 billion
Invest in retail development projects in China

CapitaRetail China Incubator Fund
US$1.1 billion
Invest in retail assets in China

IP Property Fund
US$386 million
Opportunistic investments in SE Asia & Hong Kong

CapitaRetail Japan Fund
US$1.3 billion
Invest in retail assets in Japan

Eureka Office Fund
US$698 million
Invest in office assets in Singapore

CapitaRetail Singapore
US$353 million
Invest in retail assets in Singapore

ARC-CapitaLand Residences Japan
US$360 million
Invest in rental apartment assets in Japan



Beijing
Tokyo
Shanghai
Guangzhou
Hong Kong
Singapore

Figures above reflect investable amount of funds

CapitaLand



Delivering Steady Returns On Our REITs


Historical DPU of CMT & CCT
CMT
CCT
cents
11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
7.34 1
8.03
9.48
10.23
6.32 2
6.81
+9.4%
+18.1%
+7.9%
+7.8%
2002
2003
2004
2005

Note: 1. Annualised based on CMT's DPU of 3.38 cents from 17 July 2002 to 31 Dec 2002
2. Annualised based on CCT's DPU of 3.99 cents from 15 May 2004 to 31 Dec 2004

CapitaLand



CCT & CMT acquisition of Raffles City

- **Close to 100% support for Raffles City acquisition**
- **Equity Fund Raising exercise by CCT an overwhelming success:**
  - CCT's private placement approximately 2.6 times subscribed
  - ATM offering fully taken up within 5 mins by retail investors
- **CapitaLand's AUM to increase to S$10.9b**



Raffles City
Raffles City



New Markets – Residential

- **India (Runwal Group JV)**
  - 1st project in Mumbai
  - 49% stake in development with over 500 units
  - Launch-ready in 2H 2006
- **Vietnam, Ho Chi Minh City**
  - 1st project in An Phu District 2 (80% stake)
  - Estimated 1,100 units to be built
  - 1st phase launch-ready in 1H 2007
  - Representative office currently operational
- **Malaysia**
  - Freehold development near KLCC (Jalan Mayang)
    - CL - 30% stake & UM Land - 35% stake
  - Launch-ready in 2007


Ho Chi Minh City Devt (Artist's Impression)

New Markets – Commercial
Manama, Bahrain

- **MOU – up to 30% stake in prime integrated development within Bahrain Bay**
  - Site area: 45,500 sqm; GFA: about 230,000 sq m
  - To comprise residential, serviced apartment, retail & leisure components
- **Bahrain Bay – landmark US$1.5b development project**
  - Will span over 1.1m sq m when completed in 2010
  - Only real estate development in Bahrain with > US$600m in foreign investments


Site
Bahrain Bay (Artist's Impression)


THE
ASCOTT
GROUP

The Ascott Group – New Growth Platform

THE ASCOTT GROUP

100%

Ascott Residence Trust Mgt Ltd

Mgt fees

Mgt services

ASCOTT RESIDENCE TRUST

30%

European portfolio S$0.8b

Other Pan Asian portfolio S$0.3b

Selected Pan Asian portfolio S$0.9b

The Ascott Group Ltd

- Achieve 25,000 units by 2010
- Focus on mgmt svcs & incubation of properties for injection into ART
- Deliver high returns through increasing fee-based income & unlocking portfolio value
  - Serviced residence revenue (owned & managed)
  - REIT manager fees
  - Gains from portfolio mgmt

Ascott Residence Trust

- Capital-efficient asset-owning vehicle
- Acquisition platform
- Deliver stable & growing distributions

The Ascott Group – Asia Expansion

Accelerate Expansion of Citadines
- 4 new Citadines in China, bringing total to 6
- 3 new Citadines in Thailand, bringing total to 4

Foray into India (Southern states)
- Master development agreement with The Rattha Group
- Total investment estimated to be US$220M
- Rattha to identify, acquire & develop 7 (1,000 units by 2010)
- Target 2,000 units in India by 2010


Citadines


SOMERSET

EUROPE
- Paris
- London
- Brussels
- Barcelona
- Berlin

CHINA (1H 2006)
- Citadines Suzhou Xinghai
- Citadines Suzhou Lejia
- Citadines Hong Kong Tsimshatsui Ashley
- Citadines Xi'an Central

THAILAND (1H 2006)
- Citadines Bangkok Sukhumvit 23
- Citadines Bangkok Sukhumvit 11
- Citadines Bangkok Sukhumvit 8

INDIA (2010)
- Tamil Nadu (210 units in Chennai, 2H'08; 40% stake)
- Andhra Pradesh
- Karnataka
- Maharashtra (excluding Mumbai)





Citadines Suzhou Xinghai



Summary – Solid foundation for Growth



Strong Financial Capacity
& Capital Efficient Model

Financial Services
REITS & Private Fund Management

Strong Domain & Market Knowledge
Complete Real Estate Value Chain

Asia's Rapid Growth
Driving Incomes & Real Estate Demand

REAL ESTATE SECTORS

Residential
Commercial
Retail
Integrated
Svc Residences

REAL ESTATE VALUE CHAIN

Investor
+
Developer
+
Operator
+
Manager
+
Financial Advisor


CapitaLand

Thank you

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Sep-2006 12:50:07
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "Issue of 44,000,000 new units in Ascott Residence Trust at an issue price of S$1.10 per new unit"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.annc.Issue.Of.Shares.250906.pdf Total size = **155K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

ISSUE OF 44,000,000 NEW UNITS IN ASCOTT RESIDENCE TRUST (THE "NEW UNITS") AT AN ISSUE PRICE OF S$1.10 PER NEW UNIT (THE "PLACEMENT")

1. Introduction

Further to its earlier announcements dated 19 September 2006 and 21 September 2006 on the Placement, the Board of Directors of Ascott Residence Trust Management Limited (the "**Manager**"), as manager of Ascott Residence Trust ("**ART**"), is pleased to announce that the Manager has today issued an aggregate of 44,000,000 New Units at an issue price of S$1.10 per New Unit in connection with the Placement. With the issue of 44,000,000 New Units, the total number of units in ART in issue is 498,638,579 as at the date of this announcement.

The Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has on 21 September 2006 granted approval in-principle for the listing and quotation of the New Units on the mainboard of the SGX-ST, subject to compliance with, *inter alia*, the continuing listing requirements of the SGX-ST. Approval in-principle by the SGX-ST is not to be taken as an indication of the merits of ART, units in ART or the Placement. The New Units will commence trading today under a separate temporary stock counter, **ASCOTTREIT A** (ISIN Code: SG1T86932046), on the mainboard of the SGX-ST.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

2. **Status of New Units**

Upon issue and allotment, the New Units will only be entitled to participate in the distributable income of ART for the period from the date of issue of the New Units (the "**Issue Date**") to 31 December 2006 whereas the existing Units are entitled to participate in the distributable income of ART for the whole of the current distribution period from 1 July 2006 to 31 December 2006 (the "**Current Distribution Period**"). The New Units will rank *pari passu* in all respects with the existing Units and shall be entitled to participate in the distributable income of ART for the period from the Issue Date.

For the avoidance of doubt, the New Units will not be entitled to participate in the distribution of any distributable income accrued by ART prior to the Issue Date.

3. **Separate Temporary Stock Counter for the New Units**

As the New Units will not be entitled to participate in the distribution of any distributable income accrued by ART prior to the Issue Date, the New Units will trade under a separate temporary stock counter, **ASCOTTREIT A**, on the SGX-ST from the counter for the existing Units for the period commencing from the Issue Date to the last day of "cum-distribution" trading for both the New Units and the existing Units in respect of the distributions for the Current Distribution Period (or such other period as may be determined by the Manager). After the last day of "cum-distribution" trading, the New Units and the existing Units will be aggregated and traded under the existing ART stock counter on the SGX-ST on the next market day, i.e. the first day of "ex-distribution" trading for both the New Units and the existing Units.

6. **Completion of the Acquisitions**

Further to the announcements dated 24 July 2006 and 4 September 2006 in relation to the acquisitions of the entire issued share capital of Smooth Runner Co., Ltd ("**Smooth Runner**") and Somerset Roppongi (Japan) Pte. Ltd. ("**SRJPL**") respectively (collectively, the "**Acquisitions**") and the offer information statement lodged with the Monetary Authority of Singapore on 19 September 2006, the Manager will announce the completion of the Acquisitions in due course.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As manager of the Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 25 September 2006

Important Notice

The value of units in ART and the income derived from them may fall as well as rise. Units in ART are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in ART is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events. This announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Offer Information Statement. Words and expressions not defined in this announcement have the same meaning as defined in the Offer Information Statement unless the context requires otherwise.

Investors have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that unitholders may only deal in their units in ART through trading on the SGX-ST. Listing of the units in ART on the SGX-ST does not guarantee a liquid market for the units in ART.



For immediate release
28 September 2006

NEWS RELEASE

CapitaLand acquires Silver Tower,

a freehold site in the prime Orchard Road district

Singapore, 28 September 2006 -- CapitaLand has signed a Sale and Purchase Agreement to acquire Silver Tower, located in the heart of the Orchard Road district, through a collective sale. CapitaLand will pay a total of S$161 million. This works out to S$1,107 per square foot per plot ratio, inclusive of an estimated development charge of S$16.5 million.

Silver Tower sits on a 5,317.9 square metre (57,242 square feet) freehold site with a gross plot ratio of 2.8. There are 38 apartments in the existing development. Approval has been obtained from over 80% of the owners to proceed with the collective sale. The completion of the transaction is subject to the approval of the Strata Titles Board.

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "Silver Tower is a prime piece of real estate in Singapore's Orchard Road district. The exclusive locality will appeal to both locals and foreigners, who desire to live or invest in properties in the heart of Singapore's most chic and vibrant shopping district. We intend to build a luxurious 20-storey condominium with approximately 100 generously-sized apartments. As the site is on elevated ground, the apartments will enjoy views of the Orchard Road skyline. We plan to have the development ready for launch by end 2007.

"We have seen strong buying interest in CapitaLand's high-end developments over the last two years. Our projects near the Orchard Road belt, such as The Botanic on Lloyd, Tanglin Residences, The Imperial and The Loft, are all fully sold. We started marketing the luxury boutique development, Scotts HighPark, recently. Response towards the first phase launch of 33 'penthouse series' apartments was good, and we have sold about 40% of these units through private previews."

Silver Tower is located in the exclusive Cairnhill residential enclave, comprising condominiums and landed developments such as Hill Court, Char Yong Gardens, Richmond Park and conserved landed houses at Emerald Hill. The site is within a few minutes' walk to trendy retail malls and the upcoming vibrant developments in the Somerset MRT station area. Local and international schools in the vicinity include Anglo-Chinese Junior School, Chatsworth International School, and Overseas Family School.

The collective sale, brokered by Savills (Singapore) Pte Ltd, is expected to be completed by mid-2007.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

About CapitaLand Limited (www.capitaland.com)
CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 28 September 2006

For more information, please contact:

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Sep-2006 12:56:35
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "The Ascott Group boosts Singapore presence with two Citadines and a luxurious 'All Suites' Ascott"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.NewsRelease.AscottExpandsSingaporePresence.280906.pdf Ascott.FactSheet.280906.pdf Total size = **69K** (2048K size limit recommended)

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THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

THE ASCOTT GROUP BOOSTS SINGAPORE PRESENCE WITH TWO CITADINES AND A LUXURIOUS 'ALL SUITES' ASCOTT

Singapore, 28 September 2006 – As part of its aggressive expansion drive, The Ascott Group (Ascott) will add two Citadines and a luxurious 'all suites' Ascott to its presence in Singapore. The addition of these properties brings its total portfolio to more than 1,300 units in 13 properties in Singapore. The Group's target is to achieve 1,600 units by 2010.

Ascott's 13 properties are located in prime districts of Singapore including Orchard Road, Scotts Road, Clarke Quay, the Central Business District, the new Business and Financial Centre, and the upcoming Arts and Entertainment hub in the Bras Basah-Bugis area.

The two Citadines residences are the first properties in Singapore under the Group's European brand. They are; Citadines Singapore Scotts which Ascott will convert from the recently acquired Hotel Asia along Scotts Road, and Citadines Singapore Mount Sophia, a serviced residence under development by CapitaLand's wholly-owned subsidiary, CapitaLand Commercial and Integrated Development Limited (CCID), at the former Selegie Complex site.

Ascott will also transform the recently acquired 20-storey historic Asia Insurance Building into a luxurious 'all suites' property, to be named Ascott Singapore Raffles Place.

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company CapitaLand Group said: "We are now scaling up the serviced residence business in Singapore by re-establishing an Ascott luxury brand with not only an excellent address along Raffles Place but also at a historically-significant site. When it opens in the first half of 2008, Ascott Singapore Raffles Place will cater to the accommodation needs of the business, financial, as well as leisure and entertainment communities operating within the core Raffles Place and Marina Bay area. It will be the Group's flagship property in Singapore."

"The Group has also introduced the Citadines brand to the increasingly segmented tourism market in Singapore. In addition to the existing Somerset Bencoolen, Citadines Singapore Mount Sophia will also cater to the bustling arts and educational hub in the area. Ascott will have 10 other Citadines

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

properties in Asia to be opened by the end of 2008 besides the two Citadines in Singapore. With these initiatives, The Ascott Group will further strengthen its pole position in the serviced residence business in Asia," added Mr Liew.

Citadines Singapore Scotts

The 148-unit Citadines Singapore Scotts is targeted to be opened in the middle of 2007 with studio and one-bedroom units. The size of the units ranges from 30 square metres to 48 square metres.

Started in the 1970's, Hotel Asia was acquired by Ascott in July 2006 for about S$104 million. It is within walking distance to Newton Mass Rapid Transit Station and close to Orchard Road, Singapore's prime shopping and entertainment belt.

Mr Cameron Ong, Ascott's Managing Director and CEO said: "The conversion of Hotel Asia will demonstrate Ascott's expertise to turn existing buildings into high-yield properties. We want to reduce time-to-market and capitalise on the buoyant market conditions[1] to boost Ascott's revenue growth. By converting Hotel Asia instead of rebuilding it, we will reduce our capital outlay by a significant 80%, and will have Citadines Singapore Scotts operating in five months' time instead of three years, after we start the conversion."

Citadines Singapore Mount Sophia

Ascott has signed a Memorandum of Understanding with CCID to manage the 160-unit Citadines Singapore Mount Sophia. The serviced residence is part of an integrated development which is being developed by CCID. The integrated development components comprise serviced residences, office, SOHO (Small Office Home Office), retail and food & beverage - a mix that will appeal to the young and trendy, the creative services community, working professionals as well as the growing number of people who reside in the area.

The serviced residence measures about 10,000 square metres of the integrated development's total gross floor area of close to 30,000 square metres.

Ascott will manage the serviced residence for 10 years, with an option to renew for another 10 years. Citadines Singapore Mount Sophia is targeted to be opened in the second half of 2008 with studio, one-bedroom and two-bedroom units.

Located along Wilkie Road and Sophia Road, the property is a 10-minute walk to Dhoby Ghaut Mass Rapid Transit Station. It is also near Prinsep Street, a prime food & beverage and entertainment zone with a mélange of restaurants, cafes and pubs. Close by is an education hub where several educational institutions are located.

---

[1] According to UBS Investment Research on Singapore Property Market (14 August 2006), tourist arrivals are projected to increase by 5% to 7% per annum while the number of hotel rooms is expected to increase by only 2% a year until 2009. UBS estimates that the tight supply of hotel rooms will drive up room rates by 10% to 15% per annum for the next three years.

Citadines Singapore Mount Sophia enjoys a prime location as the Bras Basah-Bugis area has been slated by the Singapore government to be revitalised into an Arts, Culture, Learning and Entertainment hub.

Mr Ong said: "According to Singapore Tourism Board, 9.4 million visitors are expected in 2006, a 5% increase from last year. By 2015, this figure is expected to hit 17 million. Strong demand for accommodation in Singapore is expected to continue. Having more properties and a second Citadines operating by 2008 will boost Ascott's offering. We anticipate demand for accommodation to surge in the next three years or so when many of the major projects in Singapore including the Business and Financial Centre, Marina Bay Integrated Resort as well as the Singapore Flyer will be ready or well underway."

Ascott Singapore Raffles Place

To redefine the concept of luxurious living, Ascott will convert Asia Insurance Building which it acquired in July 2006 for about S$110 million, into an Ascott branded property. The building will be renamed Ascott Singapore Raffles Place when it opens in the first half of 2008. It will be the Group's flagship property in Singapore when its management contract for Ascott Singapore Scotts expires by the end of this year.

Ascott will preserve the unique features of the building including the external building façade, the crown on the top of the building, a brass mail chute, the mosaic staircase with timber railing, the black granite five-footway around the perimeter of the building, as well as two black granite pillars at the front.

Mr Ong said: "The foundation for Asia Insurance Building was laid by the Honourable Malcolm Macdonald, former Commissioner General for South East Asia in 1953, and it was billed as the tallest building in Southeast Asia in the 1950's. Commissioner Macdonald was then quoted as saying – '*It is a most distinguished landmark, seen from miles in every direction. I wish it a long and useful life in one of the world's greatest commercial centres*' - Ascott will preserve this historic legacy and iconic landmark including the crown of the building which was installed to mark the coronation of Queen Elizabeth II in 1953."

"Ascott Singapore Raffles Place will have a commanding view of the Marina Bay Integrated Resort. It has an unbeatable prime address between the old and new business and financial districts, the facilities and finishing will give travellers to Singapore a new level of luxurious living," added Mr Ong.

Designed to meet the needs of well-heeled travellers, Ascott Singapore Raffles Place will have about 154 luxuriously-furnished suites with varying sizes ranging from about 50 square metres for a junior suite to 180 square metres for a three-bedroom premier suite.

Each suite at Ascott Singapore Raffles Place will offer up to 50% more space compared to a typical hotel suite, complete with fully-equipped kitchen, luxurious living and dining areas, as well as an ensuite bedroom.

With the addition of these properties, business travellers to Singapore will also be able to choose from the Group's three brands, Ascott, Somerset and Citadines according to their lifestyle and needs. Ascott will cater to top management business executives, Somerset to upper management business executives and their families; and Citadines to young executives and single travellers.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with close to 17,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands –Ascott, Somerset and Citadines in 44 cities in 18 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an, Hong Kong, and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally; it has clinched numerous prestigious awards including the top honor at the 2006 World Travel Awards, Business Traveller Asia Pacific's 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards, 'Most Outstanding International Brand' award from Apartment Living magazine in Thailand, '2006 Korea Top Brand' award by Seoul Economy newspaper, Korea Herald's 'Readers' Best Brand Awards 2006', '2006 Best Company & CEO' award from the Herald Business in Korea, the 'Best Serviced Residence Brand' award by Lifestyle + Travel magazine in Thailand, the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit, 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed real estate companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific,

Europe and the Middle East. Its property and hospitality portfolio spans more than 80 cities in nearly 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

FACT SHEET

Citadines in Asia

Ascott will adapt and improve upon its European Citadines brand for Asia. Vibrant, modern and flexible, the Asian Citadines like the European model offers a 'day and night' concept. Through clever and creative design and layout, each unit can be easily transformed for the purpose of a business meeting or cozy gathering in the day; and into a comfortable rest place in the night.

Citadines also provides convenience through a 'five-in-one' concept whereby the five most important facilities to travellers are located at the lobby level. These include the reception, waiting area, residents' lounge, internet access area and entertainment area.

Within each unit there will be a chic living room with internet access, kitchenette, home entertainment system and a flat screen TV that can be effortlessly glided into the bedroom or living area.

Residents can also enjoy flexibility through an a la carte menu of services where they pay only for what they need.

1) Citadines Singapore Scotts

Location: 37 Scotts Road

- 10-minutes walk or one stop away via Mass Rapid Transit from Orchard Road, Singapore's prime shopping and entertainment district.
- Walking distance to Newton Mass Rapid Transit Station and Newton Food Centre, a popular haunt for Singapore's hawker favourites.

Accommodation Options: Total of 148 units

Type of Units	Breakdown on Number of Units
Studio	126
Studio (with murphy bed)	16
1-Bedroom	6

(Hotel Asia currently has 146 units)

Targeted Opening Date: Middle of 2007

Gross Floor Area:

- Approximately 9,090 square metres,
- Freehold site with land area of over 3,300 square metres (about 35,900 square feet)

2) *Citadines* Singapore Mount Sophia

Location: 257 Selegie Road

Accommodation Options: Total of 160 units

Type of Units	Breakdown on Number of Units*
Studio	69
1-Bedroom	70
2-Bedroom	21

*Subject to changes

Targeted Opening Date: Second half of 2008

Gross Floor Area:

- 10,000 square metres

Ascott Singapore Raffles Place

Location: 2 Finlayson Green, close to

- Raffles Place Mass Rapid Transit Station
- Business Financial Centre at Marina Bay.
- Collyer Quay which will be developed into a lifestyle hub with a mix of restaurants, shops and entertainment outlets.
- Offers exhilarating view to the upcoming Integrated Resort development at Marina Bay which will offer world-class entertainment, meetings and conventions facilities, an ArtScience museum, luxury retail outlets, and unique dining outlets.

Accommodation Options: Total of 154 units

Type of Units	Breakdown on Number of Units*
Junior Suite	104
1-Bedroom Suite	40
2-Bedroom Suite	8
3-Bedroom Premier Suite	2

*Subject to changes

Targeted Opening Date: First half of 2008

Proposed Facilities, Amenities & Services:

- Ascott Singapore Raffles Place offers the finest amenities and services.
- The intricately designed suites feature well cut, tailored furniture incorporating some elements of the 1950's style with modern comfort, and the floor in Indian rosewood.
- The space allows natural light into interior space to bring freshness into the colour scheme – reflective of a luxurious setting meant only for the finest of customers.

Facilities

- A pristine rooftop pool that offers an infinity view of the upcoming Integrated Resort. The pool measures 15m in length x 5m in width.
- Pool deck
- Sun-bathing deck
- Deli and a high end restaurant
- Residents' lounge
- Fully-equipped gymnasium
- Bar/Lounge
- Jacuzzi
- Multi-purpose training room for yoga, pilates, taichi
- Art showcase corner
- Waiting lounge

Services

- Full concierge & butler services
- In-room check in
- Business centre services
- Daily maid service
- Laundry & dry cleaning services
- 24-hour reception
- Limousine airport transfer
- 24-hour security & closed circuit TV surveillance
- WiFi access throughout the property

Amenities

- Central air-conditioning with individually controlled thermostats
- Direct inward dialing, telephone with IDD, voicemail & conference call facilities
- Broadband internet access
- High end home entertainment system with flat screen television and cable channels, DVD/VCD/CD player
- Fully-equipped kitchen with refrigerator, cooker hob & hood, microwave oven, washing machine, glassware, crockery, cutlery & utensils.
- Steam iron & ironing board
- Hairdryer
- Alarm clock
- Electronic safe with a plug to enable laptop to be charged within the safe
- Mist-free mirror in the bathroom

Gross Floor Area:

- 999-year leasehold site with an area of about 950 square metres (about 10,200 square feet).
- Asia Insurance Building has an existing gross floor area of about 14,800 square metres (about 159,900 square feet).

History and facts on the landmark Asia Insurance Building

- 1923 - Asia Insurance Company was officially opened at 66/72, Chulia Street, Singapore. Teo Chong Siong was the company's Chairman and Lee Leung Ki was its first General Manager.

- The concept for Asia Insurance Building was from Lee Leung Ki. The concept was initially estimated at S$3 million (already a hefty sum in the 1950s) to build and two and a half years to complete. But it eventually cost some S$8 million and six years to complete.

- Construction stretched from 1949 to 1955. Cost for the foundation alone was S$2.5 million. The huge difference in cost was due to several factors:

  - Due to the lack of technical expertise at that time, it was only realised at a later stage of construction that normal piling was not suitable for the soil conditions at the then proposed Asia Insurance Building site at Raffles Quay.
  - A specialist had to be brought in from the United Kingdom to advise on the project requirements
  - Just when everything seemed settled, the Korean War broke out, resulting in a substantial increase in the cost of the building materials.

- Before Asia Insurance Building was built, the site it occupied used to be a fishermen's village with low-lying houses.

- 19 June 1953 – Foundation was laid by the Right Honourable Malcolm Macdonald, P.C., former Commissioner General for South East Asia.

  "I remember with pride the fact that you invited me to lay the Foundation Stone of the Building. Ever since I have watched its growth with admiration, and I am delighted to know that the Building is now complete. It is a most distinguished landmark, seen from miles in every direction. I wish it a long and useful life in one of the word's greatest commercial centres." - *The Right Honourable Mr Malcolm MacDonald, P.C., former Commissioner General for South East Asia.*

- 1953 - The building was decorated and decked with a crown during construction to mark the coronation of Queen Elizabeth II in 1953.

- 10 December 1955 – Asia Insurance Building officially opened by Singapore Governor Sir Robert Brown Black. The 20-storey Asia Insurance Building was then the tallest building in Southeast Asia

- 1 January 1956 - the head offices of The Asia Insurance Company and The Asia Life Assurance Society moved from Chulia Street to Asia Insurance Building at Finlayson Green.

- Asia Insurance Building has an old letterbox chute that came down from the top of the building. That chute is still in use today.

****



Press Release

29 September 2006
For Immediate Release

CapitaRetail Japan Fund acquires fifth mall in Hokkaido, Japan for over JPY 4 billion (S$56 million)

Singapore, 29 September 2006 – The CapitaRetail Japan Fund (the "CRJ Fund"), a private retail property fund sponsored by CapitaLand Limited ("CapitaLand") has acquired its fifth asset, Ito-Yokado Eniwa, a shopping mall located in Eniwa City, Hokkaido, Japan for approximately JPY 4.2 billion (S$56.4 million). The mall was acquired from a Japanese real estate company. With this acquisition, the asset size of the CRJ Fund has grown to approximately JPY 45.2 billion (S$607.0 million).

Mr Kee Teck Koon, Deputy Chairman of CapitaLand Retail Limited, said, "We are pleased to have secured our second Ito-Yokado-anchored mall in Hokkaido. With the acquisition of Ito-Yokado Eniwa, we have achieved close to a third of CapitaRetail Japan Fund's target portfolio size of JPY 150 billion. Japan remains a key and long term retail property market for CapitaLand. We will continue to actively pursue acquisition opportunities to further upscale our presence there."

Ito-Yokado Eniwa is a prime freehold property located in Eniwa City of Hokkaido Prefecture. Eniwa City, ranked as the 13th largest city among over 180 cities and town in the Hokkaido Prefecture, has a population catchment of more than 67,000. In 2005, it enjoyed a healthy population growth of 2.6%. The strong population growth in Eniwa City is largely attributable to its strategic location. Eniwa City is only approximately 30 minutes by train from JR Sapporo station, the main intercity rail terminal in Hokkaido. Ito-Yokado Eniwa is situated next to JR Chitose Line Megumino Station, the connecting station from JR Sapporo Station.

Ito-Yokado Eniwa is a single-storey property with a total gross floor area of approximately 185,000 sq feet. Other than the rooftop car parking facility, it has a five-

storey annex parking tower. Together, it provides shoppers with a total car parking capacity of approximately 635 parking lots. The mall is master-leased to Ito-Yokado, the largest retail group in Japan. Ito-Yokado is also listed on the stock exchange of Japan and has a corporate credit rating of AA by the Rating and Investment Information, INC, Aa3 by Moody's Investors Services, AA- by Standard and Poors and AA+ by Japan Credit Rating Agency, Ltd.

CapitaRetail Japan Fund

The CRJ Fund's mandate is to invest in Japanese retail assets which have a secured and steady income stream, and a potential for asset enhancement. The CRJ Fund closed with a fund size of JPY44.1 billion (S$592.3 million) in April 2005. With debt financing, its asset size could potentially grow to JPY150 billion (S$2.0 billion). Currently, it owns four malls in Japan, namely, La Park Mizue in Tokyo, Izumiya Hirakata in Osaka, ViVit SQUARE in Greater Tokyo and Ito-Yokado Chitose with a combined asset size of approximately JPY41.0 billion (S$550.6 million). With the acquisition of Ito-Yokado Eniwa, the CRJ Fund's asset size will grow to JPY45.2 billion (S$607.0 million).

The CRJ Fund comprises investments from European pension funds (47%), insurance companies and large corporations from Asia (30%), and CapitaLand (23%). Its annual distribution yield and total return are expected to be between 7% to 10% and 10% to 13% respectively. The fund manager and retail manager for the CRJ Fund are CapitaLand's wholly-owned subsidiaries, CapitaLand Financial Limited and CapitaLand Retail Limited respectively.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset

base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
29 September 2006

Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com.sg



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CAPITAL REDUCTION BY SUBSIDIARY, LOFT CONDOMINIUM PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that the High Court of the Republic of Singapore had on 26 September 2006 confirmed the reduction of the issued and paid-up share capital (the "Capital Reduction") of Loft Condominium Pte Ltd ("Loft Condominium"), a company incorporated in Singapore and an indirect wholly-owned subsidiary of CapitaLand.

The Capital Reduction was effected through the reduction of the issued and paid-up share capital of Loft Condominium from S$2,821,005 (comprising 2,821,005 ordinary shares) to S$1 (comprising 1 ordinary share) by the cancellation of 2,821,004 of the said ordinary shares constituting part of the total issued and fully paid-up share capital of Loft Condominium, and that the sum of S$2,821,004 arising from the Capital Reduction be returned to its sole shareholder, CapitaLand Residential Limited, a wholly-owned subsidiary of CapitaLand.

A copy of the Order of the Court confirming the Capital Reduction was lodged with the Accounting and Corporate Regulatory Authority on 29 September 2006, and accordingly the Capital Reduction became effective on the same date.

The Capital Reduction is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
29 September 2006